70 Archrock®

POWERING AMERICA SINCE 1954

2023 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share amounts)	Year ended December 31,		
	2023	2022	2021
Revenue:			
Contract operations	$809,439	$677,801	$648,311
Aftermarket services	180,898	167,767	133,150
Total revenue	$990,337	$845,568	$781,461
Gross margin[1]:			
Contract operations	$502,691	$398,903	$403,825
Aftermarket services	38,627	27,181	18,719
Total gross margin	$541,318	$426,084	$422,544
Gross margin percentage:			
Contract operations	62%	59%	62%
Aftermarket services	21%	16%	14%
Adjusted EBITDA [2]	$450,387	$363,325	$360,809
Total assets	$2,655,950	$2,598,750	$2,589,966
Long-term debt	1,584,869	1,548,334	1,530,825
Total equity	871,021	860,693	891,438
Net income (loss)	$104,998	$44,296	$28,217
Net income (loss) per common share	0.67	0.28	0.18
Dividends declared and paid per common share	$0.625	$0.580	$0.580

[1] See "Non-GAAP Financial Measures" in Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our accompanying 2022 Form 10-K for information on gross margin.
[2] See "Reconciliation of Net Income (Loss) to Adjusted EBITDA" below.

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

(In thousands)	Year ended December 31,		
	2023	2022	2021
Net income	$104,998	$44,296	$28,217
Depreciation and amortization	166,241	164,259	178,946
Long-lived and other asset impairment	12,041	21,442	21,397
Unrealized change in fair value of investment in unconsolidated affiliate	973	1,864	-
Restructuring charges	1,775	-	2,903
Interest expense	111,488	101,259	108,135
Stock-based compensation expense	12,998	11,928	11,336
Amortization of capitalized implementation costs	2,624	1,984	-
Indemnification income	-	-	(869)
Provision for income taxes	37,249	16,293	10,744
Adjusted EBITDA[1]	$450,387	$363,325	$360,809

[1] Adjusted EBITDA, a non-GAAP measure, is defined as net income (loss) excluding interest expense, income taxes, depreciation and amortization, long-lived and other asset impairment, unrealized change in fair value of investment in unconsolidated affiliate, restructuring charges, non-cash stock-based compensation expense, amortization of capitalized implementation costs, indemnification income and other items.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to

Commission file no. 001-33666

Archrock, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**74-3204509**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9807 Katy Freeway, Suite 100, Houston, Texas 77024
(Address of principal executive offices, zip code)
(281) 836-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of exchange on which registered**
Common Stock, $0.01 par value per share	AROC	New York Stock Exchange

Securities registered pursuant to 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of the common stock of the registrant held by non-affiliates as of June 30, 2023: $1,410,751,063.
Number of shares of the common stock of the registrant outstanding as of February 14, 2024: 156,288,891 shares.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant's definitive proxy statement for the 2023 Meeting of Stockholders, which is expected to be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

GLOSSARY

The following terms and abbreviations appearing in the text of this report, including the Financial Statements, have the meanings indicated below.

2013 Plan	2013 Stock Incentive Plan
2020 Plan	2020 Stock Incentive Plan
2023 Form 10–K	Annual Report on Form 10–K for the year ended December 31, 2023
2023 Share Repurchase Program	Share repurchase program approved by our Board of Directors on April 27, 2023 that allows us to repurchase up to $50.0 million of outstanding common stock until April 27, 2024
2027 Notes	$500.0 million of 6.875% senior notes due April 2027
2028 Notes	$800.0 million of 6.25% senior notes due April 2028
Amended and Restated Credit Agreement	Amended and Restated Credit Agreement, dated May 16, 2023, which amended and restated that Credit Agreement, dated as of March 30, 2017, and which governs the Credit Facility
AMNAX	Alerian Midstream Energy Index
AMZ	Alerian MLP Index
Archrock, our, we, us	Archrock, Inc., individually and together with its wholly–owned subsidiaries
ARRC	Alternative Reference Rates Committee
ASU	Accounting Standards Update
ATM Agreement	Equity Distribution Agreement, dated February 23, 2021, entered into with Wells Fargo Securities, LLC and BofA Securities, Inc., as sales agents, relating to the at–the–market offer and sale of shares of our common stock from time to time
Bcf/d	Billion cubic feet per day
BoLM	U.S. Department of the Interior's Bureau of Land Management
CAA	Clean Air Act
CERCLA	Comprehensive Environmental Response, Compensation, and Liability Act
CIS CSC	Center for Internal Security Critical Security Controls
CISSP	Certified Information Systems Security Professional
Code	Internal Revenue Code of 1986, as amended
Congress	The United States Congress is the legislature of the federal government of the United States, composed of a lower body, the House of Representatives, and an upper body, the Senate
COP28	28th Conference of the Parties of the United Nations Framework Convention on Climate Change
Credit Facility	$750.0 million asset-based revolving credit facility due May 2028, as governed by the Amended and Restated Credit Agreement
CWA	Clean Water Act
Debt Agreements	Credit Facility, 2027 Notes and 2028 Notes, collectively
DOE	Department of Energy
DSDP	Directors' Stock and Deferral Plan
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECOTEC	Ecotec International Holdings, LLC
EIA	U.S. Energy Information Administration
EIA Outlook	January 2024 EIA Short Term Outlook
EPA	U.S. Environmental Protection Agency
ERP	Enterprise Resource Planning
ESG	Environmental, Social and Governance
ESPP	Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FCA	United Kingdom Financial Conduct Authority

Federal Funds Effective Rate	The target interest rate depository institutions charge each other for overnight loans of funds
Financial Statements	Consolidated financial statements included in Part IV Item 15 of this 2023 Form 10–K
GAAP	Accounting principles generally accepted in the U.S.
GHG	Greenhouse gases (carbon dioxide, methane and water vapor for example)
Hilcorp	Hilcorp Energy Company
Ionada	Ionada PLC
IRS	Internal Revenue Service
IT	Information Technology
LIBOR	London Interbank Offered Rate
LNG	Liquified natural gas
MMb/d	Million barrels per day
NAAQS	National Ambient Air Quality Standards
NOL	Net operating loss
NSPS	New Source Performance Standards
OECD	Organisation for Economic Co-operation and Development
OOOOb and OOOOc	Subpart of the NSPS commonly referred to as the EPA's methane rule for new and existing sources
OSHA	Occupational Safety and Health Act
OTC	Over–the–counter, as related to aftermarket services parts and components
Paris Agreement	Resulting agreement of the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change held in Paris, France
POTUS	President of the United States of America
ppb	Parts per billion
Prime Rate	Rate of interest last quoted by The Wall Street Journal as the prime rate in the U.S.
RCRA	Resource Conservation and Recovery Act
ROU	Right–of–use, as related to operating leases
S&P 500	S&P 500 Composite Stock Price Index
SEC	U.S. Securities and Exchange Commission
SG&A	Selling, general and administrative
SOFR	Secured Overnight Financing Rate
Spin–off	Spin–off of our international contract operations, international aftermarket services and global fabrication businesses, completed in November 2015 into a standalone public company operating as Exterran Corporation
U.S.	United States of America
VOC	Volatile organic compounds
WACC	Weighted average cost of capital

FORWARD–LOOKING STATEMENTS

This 2023 Form 10–K contains "forward–looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this 2023 Form 10–K are forward–looking statements within the meaning of Section 21E of the Exchange Act, including, without limitation, statements regarding our business growth strategy and projected costs; future financial position; the sufficiency of available cash flows to fund continuing operations and pay dividends; the expected amount of our capital expenditures; anticipated cost savings; future revenue, gross margin and other financial or operational measures related to our business; the future value of our equipment; and plans and objectives of our management for our future operations. You can identify many of these statements by words such as "believe," "expect," "intend," "project," "anticipate," "estimate," "will continue" or similar words or the negative thereof.

Such forward–looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this 2023 Form 10–K. Although we believe that the expectations reflected in these forward–looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to be correct. Known material factors that could cause our actual results to differ materially from those in these forward–looking statements are described in Part I, Item 1A. "Risk Factors" and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this 2023 Form 10–K.

All forward–looking statements included in this 2023 Form 10–K are based on information available to us on the date of this 2023 Form 10–K. Except as required by law, we undertake no obligation to publicly update or revise any forward–looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward–looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this 2023 Form 10–K.

PART I

Item 1. Business

We were incorporated in February 2007 as a wholly–owned subsidiary of Universal Compression Holdings, Inc. In August 2007, Universal Compression Holdings, Inc. and Hanover Compressor Company merged into our wholly–owned subsidiaries and we became Exterran Holdings, Inc., the parent entity of Universal Compression Holdings, Inc. and Hanover Compressor Company. In November 2015, we completed the spin–off of our international contract operations, international aftermarket services and global fabrication business into a standalone public company operating as Exterran Corporation, and we were renamed "Archrock, Inc."

We are an energy infrastructure company with a primary focus on midstream natural gas compression and a commitment to helping our customers produce, compress and transport natural gas in a safe and environmentally responsible way. We are the leading provider of natural gas compression services to customers in the energy industry throughout the U.S., in terms of total compression fleet horsepower, and a leading supplier of aftermarket services to customers that own compression equipment in the U.S. Our business supports a must–run service that is essential to the production, processing, transportation and storage of natural gas. Our mission to help our customers deliver natural gas, an affordable and cleaner energy source, to a variety of critical industries, to generate electricity and to directly heat and power our homes, is more critical than ever.

We operate in two business segments:

- **Contract Operations** – Our contract operations business is comprised of our owned fleet of natural gas compression equipment that we use to provide operations services to our customers.
- **Aftermarket Services** – Our aftermarket services business provides a full range of services to support the compression needs of our customers that own compression equipment, including operations, maintenance, overhaul and reconfiguration services and sales of parts and components.

Natural Gas Compression Industry Overview

Natural gas compression is a mechanical process whereby the pressure of a given volume of natural gas is increased to a desired higher pressure for transportation from one point to another. It is essential to the production and transportation of natural gas. Compression is also critical to minimizing flaring and reducing the waste of natural gas and natural gas liquids that results from insufficient gathering and processing capacity.

Compression is typically required throughout the natural gas production and transportation cycle, including at the wellhead, throughout gathering and distribution systems, into and out of processing and storage facilities and along intrastate and interstate pipelines. Our service offerings focus primarily on midstream applications, with 75% of our operating fleet being used in the gathering and processing cycle stages. The remaining 25% of our operating fleet is used in gas lift applications.

Wellhead and Gathering Systems. Natural gas compression is used to transport natural gas from the wellhead through the gathering system. At some point during the life of natural gas wells, reservoir pressures typically fall below the line pressure of the natural gas gathering or pipeline system used to transport the natural gas to market. At that point, natural gas no longer naturally flows into the pipeline. Compression equipment is applied in both field and gathering systems to boost the pressure levels of the natural gas flowing from the well, allowing it to be transported to market. Changes in pressure levels in natural gas fields require periodic changes to the size and/or type of on–site compression equipment. Compression equipment is also used to increase the efficiency of a low–capacity natural gas field by providing a central compression point from which the natural gas can be produced and injected into a pipeline for transmission to facilities for further processing.

Processing Applications. Compressors may be used in combination with natural gas production and processing equipment to process natural gas into other marketable energy sources. In addition, compression services are used for compression applications in refineries and petrochemical plants. Processing applications typically utilize multiple large horsepower compressors.

Gas Lift Applications. Compression is used to reinject natural gas into producing oil wells to help lift liquids to the surface, which is known as natural gas lift. These applications utilize low– to mid–range horsepower compression equipment located at or near the wellhead or large horsepower compression equipment of over 1,000 horsepower for a centralized gas lift system servicing multiple wells.

Many oil and natural gas producers, transporters and processors outsource their compression services due to the benefits and flexibility of contract compression. Changing well and pipeline pressures and conditions over the life of a well often require producers to reconfigure or replace their compression packages to optimize the well production or gathering system efficiency.

We believe outsourcing compression operations to compression service providers such as us offers customers:

- the ability to efficiently meet their changing compression needs over time while limiting the underutilization of their owned compression equipment;
- access to the compression service provider's specialized personnel and technical skills, including engineers and field service and maintenance employees, which we believe generally leads to improved production rates and/or increased throughput;
- the ability to increase their profitability by transporting or producing a higher volume of natural gas and crude oil through decreased compression downtime and reduced operating, maintenance and equipment costs by allowing the compression service provider to efficiently manage their compression needs; and
- the flexibility to deploy their capital on projects more directly related to their primary business by reducing their compression equipment and maintenance capital requirements.

We believe the U.S. natural gas compression services industry continues to have growth potential over time due to, among other things, increased natural gas production in the U.S. from unconventional sources, the aging of producing natural gas fields that will require more compression to continue producing the same volume of natural gas due to lower pressures and the rise in gas-to-oil ratios for maturing wells and expected increased demand for natural gas in the U.S. for power generation, industrial uses and exports, including liquefied natural gas exports and exports of natural gas via pipeline to Mexico.

Contract Operations Overview

Compression Services

We provide comprehensive contract operations services including the personnel, equipment, tools, materials and supplies to meet our customers' natural gas compression needs. Based on the operating specifications at the customer location and each customer's unique needs, these services include designing, sourcing, owning, installing, operating, servicing, repairing and maintaining the equipment. We work closely with our customers' field service personnel so that compression services can be adjusted to efficiently match changing characteristics of the reservoir and the natural gas produced and may repackage or reconfigure our existing fleet to adapt to our customers' compression needs.

During the years ended December 31, 2023, 2022 and 2021, we generated 82%, 80% and 83%, respectively, of our total revenue from contract operations.

Compression Fleet

The compressors that we own and use to provide contract operations services are predominantly large horsepower, which we define as greater than 1,000 horsepower per unit, and consist primarily of reciprocating compressors driven by natural gas–powered engines. Additionally, we provide a small but growing number of electric motor–driven compressors. Our fleet is largely standardized around major components and key suppliers, which minimizes our fleet operating costs and maintenance capital requirements, reduces inventory costs, facilitates low–cost compressor resizing and improves technical proficiency in our maintenance and overhaul operations, which in turn allows us to achieve higher uptime while maintaining lower operating costs.

All of our compressors are designed to automatically shut down if operating conditions deviate from a pre–determined range and substantially all are also equipped with telematic devices that enable us to remotely monitor the units. We maintain field service locations from which we service and overhaul our fleet. Our equipment undergoes routine and preventive maintenance in accordance with our established maintenance schedules, standards and procedures, which we update as technology changes and as our operations group develops new techniques and procedures to better service our equipment. In our experience, these maintenance practices maximize equipment life and unit availability, minimize emissions and avoidable downtime while reducing the overall maintenance expenditures over the equipment life. As of December 31, 2023, the average age of our operating fleet was 11 years.

The following table summarizes the size of our natural gas compression fleet as of December 31, 2023:

	Number of Units	Aggregate Horsepower (in thousands)	% of Horsepower
0 — 1,000 horsepower per unit	1,356	555	15 %
1,001 — 1,500 horsepower per unit	1,304	1,765	47 %
Over 1,500 horsepower per unit	688	1,439	38 %
Total	3,348	3,759	100 %

General Terms of our Contract Operations Service Agreements

We typically enter into a master service agreement with each customer that sets forth the general terms and conditions of our services, and then enter into a separate supplemental service agreement for each distinct site at which we provide contract operations services. The following describes select material terms common to our standard contract operations service agreements.

Term and Termination. Our customers typically contract for our contract operations services on a site–by–site basis that is generally reduced if we fail to operate in accordance with the contract requirements. Following the initial minimum term, which generally ranges from 12 to 48 months, contract operations services generally continue on a month–to–month basis until terminated by either party with 30 days' advance notice.

Fees and Expenses. Our customers pay a fixed monthly fee for our contract operations services, which generally is based on the amount of horsepower associated with a specific application. In certain circumstances, such as limited or disrupted natural gas flows, our customers may be provided a reduced monthly fee. We are typically responsible for the costs and expenses associated with our compression equipment except for fuel gas or electricity, which is provided by our customers.

Service Standards and Specifications. We provide contract operations services according to the particular specifications of each job, as set forth in the applicable contract. These are typically turn–key service contracts under which we supply all services and support and use our compression equipment to provide the contract operations services necessary for a particular application. In certain circumstances, if the availability of our services does not meet certain percentages specified in our contracts, our customers are generally entitled, upon request, to specified credits against our service fees.

Title and Risk of Loss. We own and retain title to or have an exclusive possessory interest in all compression equipment used to provide contract operations services and we generally bear risk of loss for such equipment to the extent the loss is not caused by gas conditions, our customers' acts or omissions or the failure or collapse of the customer's over–water job site upon which we provide the contract operations services.

Insurance. Typically, both we and our customers are required to carry general liability, workers' compensation, employer's liability, automobile and excess liability insurance. Our insurance coverage includes property damage, general liability and commercial automobile liability and other coverage we believe is appropriate. Additionally, we are substantially self-insured for workers' compensation and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. We are also self-insured for property damage to our offshore assets.

Aftermarket Services Overview

Our aftermarket services business sells parts and components and provides operations, major and routine maintenance, overhaul and reconfiguration services to customers who own compression equipment. We believe that we are particularly well–qualified to provide these services because our highly experienced operating personnel have access to the full range of our compression services and facilities. In addition, our aftermarket services business provides opportunities to cross–sell our contract operations services. During the years ended December 31, 2023, 2022 and 2021, we generated 18%, 20% and 17%, respectively, of our total revenue from aftermarket services.

Competitive Strengths

We believe we have the following key competitive strengths:

Superior safety performance. We believe our collective safety performance is pivotal to the success of our business and is of primary importance to our customers. We have a strong safety culture and a proven ability to safely manage our business in a variety of commodity and economic environments. Our safety–centric culture has consistently produced industry–leading safety performance for many years, including a 2023 total recordable incident rate of 0.05.

Large horsepower. As of December 31. 2023, we have the largest fleet of large horsepower equipment among all outsourced compression service providers in the U.S. In addition, 85% of our fleet, as measured by operating horsepower, was comprised of units that exceed 1,000 horsepower per unit. We believe the trends driving demand for large horsepower units will continue. These trends include (i) high levels of associated gas production from shale wells, which are generally produced at a lower initial pressure than dry gas wells, (ii) pad drilling, which brings multiple wells to a single well site with larger volumes of gas, (iii) increasing well lateral lengths, which increase natural gas flow through gas gathering systems, and (iv) high probability drilling programs that allow for efficient infrastructure planning.

Excellent customer service. We operate in a relationship–driven, service–intensive industry and therefore need to provide superior customer service. We believe that our regionally–based network, local presence, experience and in–depth knowledge of our customers' operating needs and growth plans enable us to respond to our customers' needs and meet their evolving demands on a timely basis. In addition, we focus on achieving a high level of reliability for the services we provide in order to maximize uptime and our customers' production levels. Our sales efforts concentrate on demonstrating our commitment to enhancing our customers' cash flows through superior customer service and after–market support.

Large and stable customer base. We have strong relationships with a deep base of midstream companies and natural gas and crude oil producers. Our contract operations revenue base is sourced from approximately 290 customers operating throughout all major U.S. natural gas and crude oil producing regions.

Fee–based cash flows. We charge a fixed monthly fee for our contract operations services and a reduced monthly fee during periods of limited or disrupted natural gas flows. Our compression packages, on average, operate at a customer location for approximately four years. We believe this fee structure and the longevity of our operations reduces volatility and enhances the stability and predictability of our cash flows.

Diversified geographic footprint. We operate in substantially all major natural gas and crude oil producing regions in the U.S. We have a meaningful presence in associated gas plays, including the Permian and Eagle Ford shales which, combined, account for approximately two-thirds of our operating horsepower. Increased size and geographic density offer compression services providers operating and cost advantages. As the number of compression locations and size of the compression fleet increases, the number of required sales, administrative and maintenance personnel increases at a lesser rate, resulting in operational efficiencies and potential cost advantages. Additionally, broad geographic scope allows compression service providers to more efficiently provide services to all customers, particularly those with compression applications in remote locations. Our large fleet and numerous operating locations throughout the U.S., combined with our ability to efficiently move equipment among producing regions, mean that we are not dependent on production activity in any particular region. We believe our size, geographic scope and broad customer base give us more flexibility in meeting our customers' needs than many of our competitors and provide us with improved operating expertise and business development opportunities.

Long operating history. We have a long, sustained history of operating in the compression industry and a robust database of fleet financial and operating metrics that provides an advantage compared to our younger competitors. We have extensive experience working with our customers to meet their evolving needs.

Financial resilience and flexibility. We have historically shown and are committed to maintaining capital discipline and financial strength, which is critical in a cyclical industry and business such as ours. Maintaining ample liquidity and a prudent balance sheet supports our ability to continue to deliver on our long–term strategies and positions us to take advantage of future growth opportunities as they arise.

Technology Deployment. We are focused on harnessing technology across all aspects of our business to drive operational efficiencies and enhance our value proposition to our customers. This includes the automation of workflows, integration of digital and mobile tools for our field service technicians, expanded remote monitoring capabilities of our compressor fleets and emissions solutions. We believe these efforts, among other things, will help us achieve increased asset uptime, improve the efficiency of our field service technicians, improve our supply chain and inventory management and reduce our emissions and carbon footprint, thereby improving our profitability as discussed further below in "Business Strategies."

Business Strategies

We intend to continue to capitalize on our competitive strengths to meet our customers' needs through the following key strategies:

Capitalize on the long–term fundamentals for the U.S. natural gas compression industry. We believe our ability to efficiently meet our customers' evolving compression needs, our long–standing customer relationships and our large compression fleet will enable us to capitalize on what we believe are favorable long–term fundamentals for the U.S. natural gas compression industry. These fundamentals include significant natural gas resources in the U.S., increased unconventional oil and natural gas production, decreasing natural reservoir pressures, rising gas-to-oil ratios for maturing wells and expected increased natural gas demand in the U.S. from the growth of liquefied natural gas exports, exports of natural gas via pipeline to Mexico, power generation and industrial uses.

Improve profitability. We are focused on increasing productivity and optimizing our processes. Between 2019 and 2021, we invested in a process and technology transformation project that replaced our existing ERP, supply chain and inventory management systems and expanded the remote monitoring capabilities of our compression fleet. During 2023, our focus shifted to fully harnessing these technologies across our business. We expect the technological transformations to lower our internal costs and improve our profitability over time. Implementing telematics and advanced data analysis across our fleet has enabled us to respond more quickly and optimally to downtime events, minimize prolonged troubleshooting, prevent unnecessary unit touches and stops, which are the primary cause of wear and tear of the equipment, and, ultimately, predict failures before they occur. We expect this will increase the number of units a field service technician can oversee and reduce vehicle miles traveled and fuel consumption, thereby also reducing emissions.

In addition, large horsepower equipment is our primary focus in order to capitalize on the trends that have been driving, and that we believe will continue to drive, demand for large horsepower units. As part of this strategy, we sold approximately 199,000 and 341,000 horsepower during the years ended December 31, 2023 and 2022, respectively, which drove an increase in our large operating horsepower from 81% of our fleet as of December 31, 2021, to 85% as of December 31, 2023.

Optimize our business to generate attractive returns. We plan to continue to invest in strategically growing our business both organically and through third–party acquisitions. We see opportunities to grow our contract operations business over the long term by putting idle units back to work and profitably adding new horsepower in key growth areas. In addition, because a large amount of compression equipment is owned by natural gas and crude oil producers, processors, gatherers, transporters and storage providers, we believe there will be additional opportunities for our aftermarket services business to provide services and parts to support the operation of this equipment.

Oil and Natural Gas Industry Cyclicality and Volatility

Demand for our products and services is correlated to natural gas and crude oil production. Fluctuations in energy prices can affect the levels of expenditures by our customers, production volumes and ultimately, demand for our products and services, however, we believe our contract operations business is typically less impacted by commodity prices for the following reasons:

- fee–based contracts minimize our direct commodity price exposure;
- the natural gas we use as fuel for our compression packages is supplied by our customers, further reducing our direct exposure to commodity price risk;
- compression services are a necessary part of midstream energy infrastructure that facilitate the transportation of natural gas through gathering systems;
- our contract operations business is tied primarily to oil and natural gas production, transportation and consumption, which are generally less cyclical in nature than exploration and new well drilling and completion activities;
- the need for compression services and equipment has grown over time due to the increased production of natural gas, the natural pressure decline of natural gas–producing basins and the increased percentage of natural gas production from unconventional sources; and
- our compression packages operate at a customer location for an average of approximately four years, during which time our customers are generally required to pay a fixed monthly fee for our contract operations services or a reduced monthly fee during periods of limited or disrupted natural gas flows.

Seasonal Fluctuations

Our results of operations have not historically reflected any material seasonal tendencies and we do not believe that seasonal fluctuations will have a material impact on us in the foreseeable future.

Sales and Marketing

Our marketing and client service functions are coordinated and performed by our sales and field service personnel. Salespeople, application engineers and field service personnel qualify, analyze and scope new compression applications as well as regularly visit our customers to ensure customer satisfaction, determine customer needs as to services currently being provided and ascertain potential future compression services requirements. This ongoing communication allows us to respond swiftly to customer requests.

Customers

Our customer base consists primarily of companies engaged in all aspects of the oil and natural gas industry, including large integrated and independent oil and natural gas processors, gatherers and transporters. We have entered into preferred vendor arrangements with some of our customers that give us preferential consideration for their compression needs. In exchange, we provide these customers with enhanced product availability, product support and favorable pricing. During the years ended December 31, 2023, 2022 and 2021, our five most significant customers collectively accounted for 33%, 32% and 31%, respectively, of our contract operations and aftermarket services revenue. No single customer accounted for 10% or more of our revenue during the years ended December 31, 2023, 2022 and 2021.

Suppliers

We have pricing agreements in place with all of our primary suppliers of compression equipment, parts and services, and work closely with these key suppliers on value engineering, to lower total lifecycle cost and improve equipment reliability. Though we rely on these suppliers to a significant degree, we believe alternative sources for compression equipment, parts and services are generally available.

Competition

The natural gas compression services business is highly competitive with low barriers to entry. Overall, we experience considerable competition from companies that may be able to more quickly adapt to changing technology within our industry and changes in economic conditions as a whole, more readily take advantage of acquisitions and other opportunities and adopt more aggressive pricing policies. We believe we are competitive with respect to price, equipment availability, customer service, flexibility in meeting customer needs, technical expertise and quality and reliability of our compression packages and related services. See "Competitive Strengths" above for further discussion.

Governmental Regulation

Environmental Regulation

Our operations are subject to stringent and complex U.S. federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of the environment and to occupational safety and health. Compliance with these environmental laws and regulations may expose us to significant costs and liabilities and cause us to incur significant capital expenditures in our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of investigatory and remedial obligations and the issuance of injunctions delaying or prohibiting operations. We believe that our operations are in substantial compliance with applicable environmental, health and safety laws and regulations and that continued compliance with currently applicable requirements would not have a material adverse effect on us. However, the trend in environmental regulation has been to place more restrictions on activities that may affect the environment, and thus, any changes in these laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal, emission or remediation requirements could have a material adverse effect on our results of operations and financial position.

The primary U.S. federal environmental laws to which our operations are subject include the CAA and regulations thereunder, which regulate air emissions; the CWA and regulations thereunder, which regulate the discharge of pollutants in industrial wastewater and storm water runoff; the RCRA and regulations thereunder, which regulate the management and disposal of hazardous and non–hazardous solid wastes; and the CERCLA and regulations thereunder, known more commonly as "Superfund," which impose liability for the remediation of releases of hazardous substances in the environment. We are also subject to regulation under the OSHA and regulations thereunder, which regulate the protection of the safety and health of workers. Analogous state and local laws and regulations may also apply.

Air Emissions

The CAA and analogous state laws and their implementing regulations regulate emissions of air pollutants from various sources, including natural gas compressors, and also impose various monitoring and reporting requirements. Such laws and regulations may require a facility to obtain pre–approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain and strictly comply with air permits containing various emissions and operational limitations, or utilize specific emission control technologies to limit emissions. Our standard contract operations agreement typically provides that the customer will assume permitting responsibilities and certain environmental risks related to site operations.

New Source Performance Standards. In June 2016, the EPA issued final regulations amending the NSPS for the oil and natural gas source category and applying to sources of emissions of methane and VOC from certain processes, activities and equipment that is constructed, modified or reconstructed after September 18, 2015. Specifically, the regulation contains both methane and VOC standards for several emission sources not previously covered by the NSPS, such as fugitive emissions from compressor stations and pneumatic pumps and methane standards for certain emission sources that are already regulated for VOC, such as equipment leaks at natural gas processing plants. The amendments also establish methane standards for a subset of equipment that the current NSPS regulates, including reciprocating compressors and pneumatic controllers, and extend the current VOC standards to the remaining unregulated equipment.

In December 2023, the EPA adopted even more stringent rules with respect to methane and VOC for new and existing sources, via NSPS OOOOb and NSPS OOOOc. While the rules have been approved by the EPA Administrator and published on the EPA website, they have not yet been published in the Federal Register. Once published, the rules become effective 60 days thereafter.

A separate BoLM rule to address methane emissions on public lands was proposed in November 2022. Among the newly adopted and proposed methane requirements that may impact our operations are broader applicability to compression equipment relative to the existing rules, increased work practices and inspection requirements and mandates for certain new zero–emissions equipment.

Meanwhile, several states — including, most notably, New Mexico and Colorado — have been developing their own more stringent methane rules that will or are anticipated to impose additional requirements on the industry. We, together with a consortium of other Gas Compressor Association member companies, were actively involved in the rulemaking effort in New Mexico, including working directly with the New Mexico Environmental Department and participating in the New Mexico Environmental Improvement Board's hearing in late 2021.

We do not believe that the current rules will have a material adverse impact on our business, financial condition, results of operations or cash flows, but we cannot yet definitively predict the impact of any revision of the current rules or issuance of new rules, which impact could be material.

National Ambient Air Quality Standards. On October 1, 2015, the EPA issued a new NAAQS ozone standard of 70 ppb, which is a tightening from the 75 ppb standard set in 2008. This new standard became effective on December 28, 2015, and the EPA completed designating attainment/non–attainment regions under the revised ozone standard in 2018. In November 2016, the EPA proposed an implementation rule for the 2015 NAAQS ozone standard, but the agency has yet to issue a final implementation rule. State implementation of the revised NAAQS could result in stricter permitting requirements, delay or prohibit our customers' ability to obtain such permits and result in increased expenditures for pollution control equipment, the costs of which could be significant. By law, the EPA must review each NAAQS every five years. In December 2018 and again in December 2020, the EPA announced that it was retaining without revision the 2015 NAAQS ozone standard. In June 2021, the EPA commenced a process for reconsidering the December 2020 decision, but more recent EPA announcements suggest that no changes are expected until 2025. We do not believe continued implementation of the NAAQS ozone standard will have a material adverse impact on our business, financial condition, results of operations or cash flows, but we cannot yet predict the impact, if any, of any new Federal Implementation Plan involving new NAAQS standards.

General. New environmental regulations and proposals similar to these, when finalized, and any other new regulations requiring the installation of more sophisticated pollution control equipment or the adoption of other environmental protection measures, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Notably, opposition to energy development and infrastructure projects has led to regulatory and judicial challenges to new facilities, including compression facilities, in states such as Massachusetts and Virginia. While we have not directly faced any such challenges to the facilities at which we provide contract operations and know of no pending or threatened efforts targeting those facilities, expanded opposition to energy infrastructure, including facilities at which we provide contract operations or in the future might otherwise have an opportunity to provide contract operations, could potentially give rise to material impacts in the future.

Climate Change

Climate change legislation and regulatory initiatives may arise from a variety of sources, including international, national, regional and state levels of government and associated administrative bodies, seeking to restrict or regulate emissions of GHG, such as carbon dioxide and methane.

Congress has previously considered legislation to restrict or regulate emissions of GHG. Energy legislation and other initiatives continue to be proposed that may be relevant to GHG emissions issues. Almost half of the states, either individually or through multi–state regional initiatives, have begun to address GHG emissions, primarily through the planned development of emission inventories or regional GHG cap and trade programs. Although most of the state–level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources such as our natural gas–powered compressors could become subject to GHG–related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. The $1 trillion legislative infrastructure package passed by Congress in November 2021 includes a number of climate-focused spending initiatives targeted at climate resilience, enhanced response and preparation for extreme weather events, and clean energy and transportation investments. Significant additional legislative action by Congress also occurred in August 2022 with the Inflation Reduction Act, which provides $391 billion in funding for research and development and incentives for low–carbon energy production methods, carbon capture, and other programs directed at encouraging de–carbonization and addressing climate change.

Independent of Congress, the EPA has promulgated regulations controlling GHG emissions under its existing CAA authority. The EPA has adopted rules requiring many facilities, including petroleum and natural gas systems, to inventory and report their GHG emissions. In 2023, we did not operate any facilities that were subject to these reporting obligations. In addition, the EPA rules provide air permitting requirements for certain large sources of GHG emissions. The requirement for large sources of GHG emissions to obtain and comply with permits will affect some of our and our customers' largest new or modified facilities going forward, but is not expected to cause us to incur material costs. As noted above, the EPA has undertaken efforts to regulate emissions of methane, considered a GHG, in the oil and gas sector, with the development of additional, more stringent rules under way.

In an executive order issued on January 20, 2021, the POTUS asked the heads of all executive departments and agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with or present obstacles to the administration's stated goals of protecting public health and the environment, and conserving national monuments and refuges. The executive order also established an Interagency Working Group on the Social Cost of Greenhouse Gases, which is called on to, among other things, capture the full costs of GHG emissions, including the "social cost of carbon," "social cost of nitrous oxide" and "social cost of methane," which are "the monetized damages associated with incremental increases in greenhouse gas emissions," including "changes in net agricultural productivity, human health, property damage from increased flood risk, and the value of ecosystem services." The current administration adopted an interim social cost of carbon of $51 per ton in February 2021, but in recent rulemakings the EPA has referenced a figure as high as $2,400 per ton effective in 2030. This figure is intended to be used to guide federal decisions on the costs and benefits of various policies and approvals; such efforts have been the subject of a series of judicial challenges, which have been largely unsuccessful to date. At this time, we cannot determine whether the administration's efforts on social cost or other interagency climate efforts will lead to any particular actions that give rise to a material adverse effect on our business, financial condition, results of operations and cash flows.

At the international level, the U.S. joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France, which resulted in an agreement intended to nationally determine their contributions and set GHG emission reduction goals every five years beginning in 2020. While the Agreement did not impose direct requirements on emitters, national plans to meet its pledge could have resulted in new regulatory requirements. In November 2019, however, plans were formally announced for the U.S. to withdraw from the Paris Agreement with an effective exit date in November 2020. In April 2021, the current administration announced reentry of the U.S. into the Paris Agreement along with a new "nationally determined contribution" for U.S. GHG emissions that would achieve emissions reductions of at least 50% relative to 2005 levels by 2030. Those national commitments by themselves create no binding requirements on individual companies or facilities, but they do provide indications of the current administration's policy direction and the types of legislative and regulatory requirements, such as the EPA's proposed methane rules, that may be needed to achieve those commitments. Relatedly, the U.S. and European Union jointly announced the launch of the "Global Methane Pledge," which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including "all feasible reductions" in the energy sector. More recently, the international community's December 2023 meeting known as COP28 reaffirmed commitments to the Paris Agreement and concluded an agreement that the world should move away from fossil fuel energy in a just, orderly, and equitable manner and achieve net zero GHG emissions by 2050, while recognizing a transitional role for fossil fuels. With the exception of the proposed methane rules discussed above, we cannot predict whether re-entry into the Paris Agreement or other international pledges will result in any particular new regulatory requirements or whether such requirements will cause us to incur material costs.

Although it is not currently possible to predict how these executive orders, national commitments or any proposed or future GHG or climate change legislation or regulation promulgated by Congress, the states or multi–state regions will impact our business, any regulation of GHG emissions that may be imposed in areas in which we conduct business could result in increased compliance costs or additional operating restrictions or reduced demand for our services, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Water Discharges

The CWA and analogous state laws and their implementing regulations impose restrictions and strict controls with respect to the discharge of pollutants into state waters or waters of the U.S. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. In addition, the CWA regulates storm water discharges associated with industrial activities depending on a facility's primary standard industrial classification. Four of our facilities have applied for and obtained industrial wastewater discharge permits and/or have sought coverage under local wastewater ordinances. U.S. federal laws also require development and implementation of spill prevention, controls and countermeasure plans where petroleum storage quantities exceed certain thresholds, including appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak at such facilities. The definition of "waters of the United States" and, relatedly, the scope of CWA jurisdiction, have been the subject of notable rulemaking efforts and judicial challenges over several decades. In May 2023, the U.S. Supreme Court announced a decision that sharply narrowed that definition to relatively permanent bodies of water connected to traditional navigable waters and wetlands with a continuous surface connection to other jurisdictional waters, thereby invalidating protections for many other historically regulated wetlands and waters. The EPA and the Army Corps of Engineers issued a final rule effective September 8, 2023 to implement the terms of that decision.

Waste Management and Disposal

RCRA and analogous state laws and their implementing regulations govern the generation, transportation, treatment, storage and disposal of hazardous and non–hazardous solid wastes. During the course of our operations, we generate wastes (including, but not limited to, used oil, antifreeze, used oil filters, sludges, paints, solvents and abrasive blasting materials) in quantities regulated under RCRA. The EPA and various state agencies have limited the approved methods of disposal for these types of wastes. CERCLA and analogous state laws and their implementing regulations impose strict, and under certain conditions, joint and several liability without regard to fault or the legality of the original conduct on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include current and past owners and operators of the facility or disposal site where the release occurred and any company that transported, disposed of, or arranged for the transport or disposal of the hazardous substances released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, where contamination may be present, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs allegedly caused by hazardous substances or other pollutants released into the environment.

We currently own or lease, and in the past have owned or leased, a number of properties that have been used in support of our operations for a number of years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons, hazardous substances, or other regulated wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such materials have been taken for disposal by companies subcontracted by us. In addition, many of these properties have been previously owned or operated by third parties whose treatment and disposal or release of hydrocarbons, hazardous substances or other regulated wastes was not under our control. These properties and the materials released or disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate historical property contamination, or to perform certain operations to prevent future contamination. At certain of such sites, we are currently working with the prior owners who have undertaken to monitor and clean up contamination that occurred prior to our acquisition of these sites. We are not currently under any order requiring that we undertake or pay for any cleanup activities. However, we cannot provide any assurance that we will not receive any such order in the future.

Occupational Safety and Health

We are subject to the requirements of the OSHA and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the safety and health of employees. The OSHA's hazard communication standard, the EPA's community right–to–know regulations under Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations.

Human Capital

As of December 31, 2023, we employed approximately 1,100 employees in 14 states and conducted business in 42 states. None of our employees are subject to a collective bargaining agreement.

We consider our employees to be our greatest asset and believe that our success depends on our ability to attract, develop and retain our employees. Diversity and inclusion are foundational to our leadership approach and our focus is on how our actions and the actions of our employees foster diversity and inclusion in our everyday activities at Archrock. We support diversity in hiring, as is reflected in the diversity of our Board of Directors, of which three of our independent directors are female or identify as a member of an underrepresented racial/ethnic group. Similarly, one–third of our executive leadership team is female and 28% of our total workforce is ethnically diverse.

We support pay equity and believe we offer competitive and comprehensive compensation benefits packages that include bonuses, an employee stock purchase plan, a 401(k) plan with employer contribution, healthcare and insurance benefits, health savings and flexible spending accounts with employer contribution, paid time off (including 16 hours per year as paid time to volunteer), family leave, an employee assistance program and tuition assistance, among many others.

We believe in the ultimate goal of serving as the best corporate citizen possible and are dedicated to inspiring and empowering our employees to operate continuously according to our core values of safety, service, integrity, respect and pride. To that end, the Governance and Sustainability Committee of our Board of Directors provides oversight of our policies, practices and programs regarding the promotion of diversity and inclusion within our company and the health and safety of our employees and communities.

Learning and Talent Development

We invest significant resources to develop the talent needed to provide our industry–leading natural gas compression services. We work closely with suppliers to develop training programs for our field service technicians. Our field service technicians are supported by a dedicated training team and collectively completed over 37,000 hours of operational and technical training during 2023. Generally, new hire field employees enter a program whereby they are assigned an experienced mentor, for an average of six months, under whose direct supervision they apply their classroom learning in the real world setting.

In addition, we offer a number of non–technical, targeted skills–based and career–enhancing training programs, including technical orientation for non–technical employees, supervisor coaching, performance management and conflict resolution. Our talent development programs provide employees with the resources they need to help achieve their career goals, build management skills and lead their organizations.

Safety, Health and Wellness

The success of our business is fundamentally connected to the well–being of our people and so we are committed to the safety, health and wellness of our employees.

Safety is a core value of our company, and safety performance is a key measure of success that has been included in our short–term incentive program for over 17 years. We actively promote the highest standards of safety behavior and environmental awareness and strive to meet or exceed all applicable local and national regulations. "Stop the Job" is an adopted edict that establishes the obligation of and provides the authority to all employees to stop any task or operation where they perceive that a risk to people, the environment or assets is not properly controlled. We believe that all incidents are preventable and that through proper training, planning and hazard recognition, we can achieve a workplace with zero incidents. To this end, we created the TARGET ZERO program that includes over 90 safety and environmental procedures, and their necessary tools, equipment and training, which are designed to foster a mindset that integrates safety into every work process. Through this program, we achieved excellent safety performance, with a total recordable incident rate of 0.05 in 2023. While no incidents are acceptable, the incidents we experienced were extremely minor in nature and resulted in no lost time. It will be our continuous goal that we achieve a rate of zero in all future periods.

We also provide our employees and their families with access to a variety of flexible and convenient health and wellness programs that support the maintenance or improvement of our employees' physical and mental health and encourage engagement in healthy behaviors, including our employee–led RockFIT program that develops and sponsors corporate health and fitness challenges throughout the year.

Building Employee and Community Connections

We consider ourselves a member of every community in which we operate and believe that building connections between our employees, their families and our communities creates a more meaningful and enjoyable workplace. Our employees give generously and are passionate towards many causes, for which they receive 16 hours per year of paid time off to volunteer. Our employee–led Archrock Cares program brings together employees across functions and backgrounds to break down traditional corporate barriers and form strong bonds through the pursuit of shared interests and volunteering and giving opportunities across the country.

Available Information

Our annual reports on Form 10–K, quarterly reports on Form 10–Q, current reports on Form 8–K and any amendments to those reports are available free of charge on our website, *www.archrock.com,* as soon as reasonably practicable after they are filed electronically with the SEC. Information on our website is not incorporated by reference in this 2023 Form 10–K or any of our other securities filings. Paper copies of our filings are also available, without charge, from Archrock, Inc., 9807 Katy Freeway, Suite 100, Houston, Texas 77024, Attention: Investor Relations. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers who file electronically with the SEC. The SEC's website address is *www.sec.gov.*

Additionally, we make available free of charge on our website:

- our Code of Business Conduct;
- our Corporate Governance Principles; and
- the charters of our audit, compensation and nominating and corporate governance committees.

Item 1A. Risk Factors

As described in "Forward–Looking Statements," this 2023 Form 10–K contains forward–looking statements regarding us, our business and our industry. The risk factors described below, among others, could cause our actual results to differ materially from the expectations reflected in the forward–looking statements. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could be negatively impacted.

Industry and General Economic Risks

Pandemics and other public health crises may negatively affect demand for our services, and may have a material adverse impact on our financial condition, results of operations and cash flows.

Pandemics or other public health crises could significantly impact public health, economic growth, supply chains and markets. The extent to which our operating and financial results may be affected by future pandemics or other public health crises will depend on various factors and consequences beyond our control, such as the duration and scope of such pandemic or public health crisis, additional actions by businesses and governments in response to the pandemic and the speed and effectiveness of responses to combat any such pandemic or public health crisis. Any future pandemic or public health crisis may materially adversely affect our operating and financial results in a manner that is not currently known to us or that we do not currently consider to present significant risks to our operations.

An increase in inflation could have adverse effects on our results of operation.

While inflation rates have fallen over the second half of 2023, uncertainty remains on future inflation trends and whether the Federal Reserve will raise or lower interest rates, which has created further uncertainty for the economy and for our customers. If inflationary pressures return in 2024, this will increase our labor costs and the costs of parts, lube oil and other materials used in our operations. An increase in inflation rates could negatively affect our profitability and cash flows, due to higher wages, higher operating costs, higher financing costs, and/or higher supplier prices. We may be unable to pass along such higher costs to our customers. In addition, inflation may adversely affect customers' financing costs, cash flows, and profitability, which could adversely impact their operations and our ability to collect receivables.

Ongoing International Conflicts and Tensions

The conflict in Ukraine, the Israel-Hamas war and related price volatility and geopolitical instability could negatively impact our business.

In late February 2022, Russia launched significant military action against Ukraine, and in October 2023, Israel launched a military response against Hamas in Gaza. These ongoing conflicts have caused, and could intensify, volatility in oil and natural gas prices, and the extent and duration of these military actions, sanctions and resulting market disruptions could be significant and could potentially have a substantial negative impact on the global economy and/or our business for an unknown period of time. Any such volatility and disruptions may also magnify the impact of other risks described in this "Risk Factors" section.

Business and Operational Risks

Our operations entail inherent risks that may result in substantial liability. We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

Our operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas or well fluids, fires and explosions. These risks may expose us, as an equipment operator, to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. The insurance we carry against many of these risks may not be adequate to cover our claims or losses. Our insurance coverage includes property damage, general liability and commercial automobile liability and other coverage we believe is appropriate. Additionally, we are substantially self–insured for workers' compensation and employee group health claims in view of the relatively high per–incident deductibles we absorb under our insurance arrangements for these risks. We are also self–insured for property damage to our offshore assets. Further, insurance covering the risks we expect to face or in the amounts we desire may not be available in the future or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be negatively impacted.

We face significant competitive pressures that may cause us to lose market share and harm our financial performance.

Our business is highly competitive and there are low barriers to entry. Our competitors may be able to more quickly adapt to technological changes within our industry and changes in economic and market conditions as a whole, more readily take advantage of acquisitions and other opportunities and adopt more aggressive pricing policies. Our ability to renew or replace existing contract operations service agreements with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors. If our competitors substantially increase the resources they devote to the development and marketing of competitive products, equipment or services or substantially decrease the price at which they offer their products, equipment or services, we may not be able to compete effectively.

In addition, we could face significant competition from new entrants into the compression services business. Some of our existing competitors or new entrants may expand or fabricate new compressors that would create additional competition for the services we provide to our customers. In addition, our customers may purchase and operate their own compression fleets in lieu of using our natural gas compression services. We also may not be able to take advantage of certain opportunities or make certain investments because of our debt levels and our other obligations. Any of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

If we do not make acquisitions on economically acceptable terms, our future growth could be limited.

Our ability to grow depends, in part, on our ability to make accretive acquisitions. If we are unable to make accretive acquisitions either because we are (i) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (ii) unable to obtain financing for these acquisitions on economically acceptable terms or (iii) outbid by competitors, then our future growth and ability to maintain dividends could be limited. Furthermore, even if we make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations.

Any acquisition involves potential risks, including, among other things:

- an inability to successfully integrate the businesses we acquire;
- the assumption of unknown liabilities;
- limitations on rights to indemnity from the seller;
- mistaken assumptions about the cash generated or anticipated to be generated by the business acquired or the overall costs of equity or debt;
- the diversion of management's attention from other business concerns;
- unforeseen operating difficulties; and
- customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly and we will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our future funds and other resources. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

While we paid quarterly dividends to holders of our common stock during the year ended December 31, 2023, there can be no assurance that we will pay dividends in the future.

We paid quarterly cash dividends, $0.61 annually, per share of common stock during the year ended December 31, 2023. We cannot provide assurance that we will, at any time in the future, again generate sufficient surplus cash that would be available for distribution to the holders of our common stock as a dividend or that our Board of Directors would determine to use any of our net profits to pay a dividend.

Future dividends may be affected by, among other factors:

- the availability of surplus or net profits, which in turn depend on the performance of our business and operating subsidiaries;
- our debt service requirements and other liabilities;
- our ability to refinance our debt in the future or borrow funds and access capital markets;
- restrictions contained in our Debt Agreements;
- our future capital requirements, including to fund our operating expenses and other working capital needs;
- the rates we charge for our services;
- the level of demand for our services;
- the creditworthiness of our customers;
- our level of operating expenses; and
- changes in U.S. federal, state and local income tax laws or corporate laws.

We cannot provide assurance that we will declare or pay dividends in any particular amount or at all in the future. A decision not to pay dividends or a reduction in our dividend payments in the future could have a negative effect on our stock price.

Financial Risks

We have a substantial amount of debt that could limit our ability to fund future growth and operations and increase our exposure to risk during adverse economic conditions.

As of December 31, 2023, we had $1.6 billion in outstanding debt obligations, net of unamortized debt premiums and unamortized deferred financing costs, outstanding under our Credit Facility and Senior Notes. Many factors, including factors beyond our control, may affect our ability to make payments on our outstanding indebtedness. These factors include those discussed elsewhere in these Risk Factors.

Our substantial debt level and associated commitments could have important consequences to our liquidity, particularly to the extent our borrowing capacity becomes covenant restricted. For example, these commitments could:

- make it more difficult for us to satisfy contractual obligations;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to fund future working capital, capital expenditures, acquisitions or other corporate requirements;
- increase our vulnerability to interest rate fluctuations because the interest payments on a portion of our debt are based upon variable interest rates and a portion can adjust based on our credit statistics;
- limit our flexibility in planning for, or reacting to, changes in our business and our industry;
- place us at a disadvantage compared to our competitors that have less debt or less restrictive covenants in such debt; and
- limit our ability to incur indebtedness in the future.

Covenants in our Debt Agreements may impair our ability to operate our business.

Our Debt Agreements contain various covenants with which we or certain of our subsidiaries must comply, including, but not limited to, restrictions on the use of proceeds from borrowings, limitations on the incurrence of indebtedness, investments, acquisitions, making loans, liens on assets, repurchasing equity, making dividends, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. The Debt Agreements also contain various covenants requiring mandatory prepayments from the net cash proceeds of certain asset transfers.

Our Credit Facility is also subject to financial covenants, including the following ratios, as defined in the corresponding agreement:

EBITDA to Interest Expense	2.5 to 1.0
Senior Secured Debt to EBITDA	3.0 to 1.0
Total Debt to EBITDA [(1)]	5.25 to 1.0

[(1)] Subject to a temporary increase to 5.50 to 1.0 for any quarter during which an acquisition satisfying certain thresholds is completed and for the two quarters immediately following such quarter.

If we were to anticipate non–compliance with these financial ratios, we may take actions to maintain compliance with them. These actions include reductions in our general and administrative expenses, capital expenditures or the payment of cash dividends. Any of these measures may reduce the amount of cash available for payment of dividends and the funding of our business requirements, which could have an adverse effect on our business, operations, cash flows or the price of our common stock.

The breach of any of the covenants under the Debt Agreements could result in a default under the Debt Agreements, which could cause indebtedness under the Debt Agreements to become due and payable. If the repayment obligations under the Debt Agreements were to be accelerated, we may not be able to repay the debt or refinance the debt on acceptable terms and our financial position would be materially adversely affected. A material adverse effect on our assets, liabilities, financial condition, business or operations that, taken as a whole, impacts our ability to perform the obligations under the Debt Agreements could lead to a default under those agreements. Further, a default under one or more of the Debt Agreements would trigger cross–default provisions under the other Debt Agreements, which would accelerate our obligation to repay the indebtedness under those agreements.

As of December 31, 2023, we were in compliance with all covenants under the Debt Agreements.

We may be unable to access the capital and credit markets or borrow on affordable terms to obtain additional capital that we may require.

Historically, we have financed acquisitions, operating expenditures and capital expenditures with a combination of cash provided by operating and financing activities. However, to the extent we are unable to finance our operating expenditures, capital expenditures, scheduled interest and debt repayments and any future dividends with net cash provided by operating activities and borrowings under the Credit Facility, we may require additional capital. Periods of instability in the capital and credit markets (both generally and in the oil and gas industry in particular) could limit our ability to access these markets to raise debt or equity capital on affordable terms or to obtain additional financing. Among other things, our lenders may seek to increase interest rates, enact tighter lending standards, refuse to refinance existing debt at maturity at favorable terms or at all and may reduce or cease to provide funding to us. If we are unable to access the capital and credit markets on favorable terms, or if we are not successful in raising capital within the time period required or at all, we may not be able to grow or maintain our business, which could have a material adverse effect on our business, results of operations and financial condition.

Our inability to fund purchases of additional compression equipment could adversely impact our financial results.

We may not be able to maintain or increase our asset and customer base unless we have access to sufficient capital to purchase additional compression equipment. Cash flow from our operations and availability under our Credit Facility may not provide us with sufficient cash to fund our capital expenditure requirements, including any funding requirements related to acquisitions. Our ability to grow our asset and customer base could be impacted by limits on our ability to access additional capital.

We may be vulnerable to interest rate increases due to our variable rate debt obligations.

Borrowings under our Credit Facility are subject to variable interest rates. Changes in economic conditions outside of our control could result in higher interest rates, thereby increasing our interest expense and reducing the funds available for capital investment, operations or other purposes. In addition, a substantial portion of our cash flow must be used to service our debt obligations. Any increase in our interest expense could negatively impact our results of operations and cash flows, including our ability to pay dividends in the future.

Our Amended and Restated Credit Agreement changed the referenced rate from LIBOR to SOFR so that borrowings under the Credit Facility bear interest at, based on our election, either a base rate or SOFR, plus an applicable margin. The Amended and Restated Credit Agreement contains SOFR benchmark replacement provisions. At this time, there can be no assurance as to whether any alternative benchmark or resulting interest rates may be more or less favorable than SOFR.

Uncertainty relating to the phasing out of LIBOR may adversely affect the market value of our current or future debt obligations, including our Credit Facility.

The Federal Reserve Board and the Federal Reserve Bank of New York organized the ARRC, which identified SOFR as its preferred alternative to U.S. dollar LIBOR in financial contracts. There can be no assurance that SOFR or any other alternative reference rate will perform in the same way as LIBOR would have at any time, including as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. Additionally, ARRC has recommended credit spread adjustments for use with SOFR due to LIBOR representing an unsecured lending rate while SOFR represents a secured lending rate. However, market acceptance of the ARRC–recommended credit spread adjustments, as opposed to no or alternative credit spread adjustments, has been mixed. Accordingly, we cannot predict whether changes related to the phase–out of LIBOR, including any credit spread adjustments, insufficient liquidity in SOFR or alternative reference rate markets or other reforms, as they occur, will have an adverse effect on the market value of, the applicable interest rate on and the amount of interest paid on our current or future debt obligations, including the Credit Facility.

Customer and Contract Risks

The erosion of the financial condition of our customers could adversely affect our business.

Many of our customers finance their exploration and production activities through cash flow from operations, the incurrence of debt or the issuance of equity. During times when the oil or natural gas markets weaken, our customers are more likely to experience a downturn in their financial condition. Additionally, some of our midstream customers may provide their gathering, transportation and related services to a limited number of companies in the oil and gas production business. A reduction in borrowing bases under reserve–based credit facilities, the lack of availability of debt or equity financing or other factors that negatively impact our customers' financial condition could result in a reduction in our customers' spending for our products and services, which may result in their cancellation of contracts, the cancellation or delay of scheduled maintenance of their existing natural gas compression equipment, their determination not to enter into new natural gas compression service contracts or their determination to cancel or delay orders for our services. Furthermore, the loss by our midstream customers of their key customers could reduce demand for their services and result in a deterioration of their financial condition, which would in turn decrease their demand for our services. Any such action by our customers would reduce demand for our services. Reduced demand for our services could adversely affect our business, results of operations, financial condition and cash flows. In addition, in the event of the financial failure of a customer, we could experience a loss on all or a portion of our outstanding accounts receivable associated with that customer.

The loss of any of our most significant customers would result in a decline in our revenue and cash available to pay dividends to our common stockholders.

Our five most significant customers collectively accounted for 33%, 32% and 31% of our revenues during the years ended December 31, 2023, 2022 and 2021, respectively. Our services are provided to these customers pursuant to contract operations service agreements, which typically have an initial term of 12 to 48 months and continue thereafter until terminated by either party with 30 days' advance notice. The loss of all or even a portion of the services we provide to these customers, as a result of competition or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

Many of our contract operations service agreements have short initial terms and are cancelable on short notice after the initial term, and we cannot be sure that such contracts will be extended or renewed after the end of the initial contractual term. Any such nonrenewals, or renewals at reduced rates or the loss of contracts with any significant customer could adversely impact our results of operations.

The length of our contract operations service agreements with customers varies based on operating conditions and customer needs. Our initial contract terms typically are not long enough to enable us to recoup the cost of the equipment we utilize to provide contract operations services, and these contracts are typically cancelable on short notice after the initial term. We cannot be sure that a substantial number of these contracts will be extended or renewed by our customers or that any of our customers will continue to contract with us. The inability to negotiate extensions or renew a substantial portion of our contract operations services contracts, the renewal of such contracts at reduced rates, the inability to contract for additional services with our customers or the loss of all or a significant portion of our services contracts with any significant customer could lead to a reduction in revenue and net income and could require us to record asset impairments. Moreover, we have limited ability to increase prices during our initial contract terms. As a result, we are unable to pass increases in the prices of the equipment, materials and services we utilize to provide contract operations services, as a result of inflation of otherwise, onto our customers, which could result in a reduction in net income. This could have a material adverse effect upon our business, results of operations, financial condition and cash flows.

Labor and Supply Chain Risks

Our ability to manage and grow our business effectively may be adversely affected if we lose management or operational personnel.

We believe that our ability to hire, train and retain qualified personnel will continue to be challenging and important. The supply of experienced operational and field personnel, in particular, decreases as other energy companies' needs for the same personnel increase. Our ability to grow and to continue our current level of service to our customers will be adversely impacted if we are unable to successfully hire, train and retain these important personnel. In addition, the cost of labor has increased and may continue to increase in the future with increases in demand, which could require us to incur additional costs and negatively impact our results of operations.

We depend on particular suppliers and are vulnerable to product shortages and price increases. With respect to our suppliers of newly–fabricated compression equipment specifically, we occasionally experience long lead times, and therefore may at times make purchases in anticipation of future business. If we are unable to purchase compression equipment or other integral equipment, materials and services from third party suppliers, we may be unable to retain existing customers or compete for new customers, which could have a material adverse effect on our business, results of operations and financial condition.

Some equipment, materials and services used in our business are obtained from a limited group of suppliers. Our reliance on these suppliers involves several risks, including price increases (as a result of inflation or otherwise), inferior quality and a potential inability to obtain an adequate supply of such equipment, materials and services in a timely manner. Additionally, we occasionally experience long lead times from our suppliers of newly–fabricated compression equipment and may at times make purchases in anticipation of future business. We do not have long–term contracts with some of these suppliers, and the partial or complete loss of certain of these suppliers could have a negative impact on our results of operations and could damage our customer relationships.

If we are unable to purchase compression equipment, in particular, on a timely basis to meet the demands of our customers, our existing customers may terminate their contractual relationships with us, or we may not be able to compete for business from new or existing customers, which, in each case, could have a material adverse effect on our business, results of operations and financial condition. Further, supply chain bottlenecks could adversely affect our ability to obtain necessary materials, parts or lube oil used in our operations or increase the costs of such items. A significant increase in the price of such equipment, materials and services as a result of inflation, or other factors, could have a negative impact on our business, results of operations, financial condition and cash flows.

Information Technology and Cybersecurity Risks

We may not realize the intended benefits of our process and technology transformation project, which could have an adverse effect on our business.

Between 2019 and 2021, we invested in a process and technology transformation project that replaced our existing ERP, supply chain and inventory management systems and expanded the remote monitoring capabilities of our compression fleet. During 2023, our focus shifted to fully harnessing these technologies across our business. We expect the technological transformations to lower our internal costs and improve our profitability over time. However, the implementation of the process and technology transformation project has required significant capital and other resources from which we may not realize the benefits we expect to realize. Any such difficulties could have an adverse effect on our business, results of operations and financial condition.

Threats of cyber-attacks or terrorism could affect our business.

We rely on our information technology systems for critical operations. We own and manage some of these technology systems, but also rely on the systems provided by a host of third-party service providers, vendors, and business partners. We and certain of our third-party providers collect, maintain and process data about customers, employees, business partners and others, including personally identifiable information, as well as proprietary information belonging to our business, such as trade secrets. We are subject to numerous and evolving cybersecurity risks and threats, including cyber-attacks, computer viruses or terrorism that threaten the confidentiality, integrity and availability of critical technology systems or information and may disrupt our operations and harm our operating results. Our industry requires the continued operation of sophisticated information technology systems and network infrastructure. Despite our implementation of security measures, our technology systems are vulnerable to disability or failures due to social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, hacking, viruses, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware, acts of war or terrorism and other causes. In addition, because we use third-party suppliers and service providers, such as cloud services that support our internal and customer-facing operations, successful cyberattacks that disrupt or result in unauthorized access to third-party technology systems can materially impact our operations and financial results.

Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are increasingly sophisticated in using techniques and tools, including generative and other artificial intelligence, that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our systems or information. If our information technology systems were to fail and we were unable to recover in a timely way, we may be unable to fulfill critical business functions, which could have a material adverse effect on our business, results of operations and financial condition. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

In addition, our assets may be targets of terrorist activities that could disrupt our ability to service our customers. We may be required by our regulators or by the future terrorist threat environment to make investments in security that we cannot currently predict. The implementation of security guidelines and measures and maintenance of insurance, to the extent available, addressing such activities could increase costs. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all. These types of events could materially adversely affect our business and results of operations. In addition, these types of events could require significant management attention and resources and could adversely affect our reputation among customers and the public.

Tax–related Risks

Tax legislation and administrative initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We operate in locations throughout the U.S. and, as a result, we are subject to the tax laws and regulations of U.S. federal, state and local governments. We have investments in unconsolidated affiliates that operate in the U.S. and international locations. From time to time, various legislative or administrative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our tax provision or tax payments will not be adversely affected by these initiatives. In addition, U.S. federal, state and local, and international tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Our ability to use NOLs and interest expense limitation carryovers to offset future income may be limited.

Our ability to use any NOLs and interest expense limitation carryovers generated by us could be substantially limited if we were to experience an "ownership change" as defined under Section 382 of the Code. In general, an "ownership change" would occur if our "5–percent stockholders," as defined under Section 382 of the Code, including certain groups of persons treated as "5–percent stockholders," collectively increased their ownership in us by more than 50 percentage points over a rolling three–year period. An ownership change can occur as a result of a public offering of our common stock, as well as through secondary market purchases of our common stock and certain types of reorganization transactions. We have experienced ownership changes, which may result in an annual limitation on the use of its pre–ownership change NOLs (and certain other losses and/or credits) equal to the equity value of our stock immediately before the ownership change, multiplied by the long–term tax–exempt rate for the month in which the ownership change occurs. During the year ended December 31, 2019, the IRS proposed regulations that would prevent us from using unrealized built–in gains to increase this limitation. If these regulations were finalized and we experienced an ownership change our ability to use our NOLs (and certain other losses and/or credits) may be limited. Such a limitation could, for any given year, have the effect of increasing the amount of our U.S. federal and state income tax liability, which would negatively impact the amount of after–tax cash available for distribution to our stockholders and our financial condition.

Legal and Regulatory Risks

Temporary pause on pending approvals of LNG exports may negatively impact our business.

On January 26, 2024, the Biden administration announced that the U.S. implemented a temporary pause on pending decisions on permits to export LNG to non-Free Trade Agreement countries until the DOE can update its underlying analyses for authorization. This temporary pause on pending approvals of LNG exports may be unpredictable and may negatively impact our business.

From time to time, we are subject to various claims, tax audits, litigation and other proceedings that could ultimately be resolved against us and require material future cash payments or charges, which could impair our financial condition or results of operations.

The size, nature and complexity of our business make us susceptible to various claims, tax audits, litigation and binding arbitration proceedings. We are currently, and may in the future become, subject to various claims, which, if not resolved within amounts we have accrued, could have a material adverse effect on our financial position, results of operations or cash flows, including our ability to pay dividends. Similarly, any claims, even if fully indemnified or insured, could negatively impact our reputation among our customers and the public, and make it more difficult for us to compete effectively or obtain adequate insurance in the future. See Part I, Item 3 "Legal Proceedings" of this form 10-K and Note 16 ("Commitments and Contingencies") to our Financial Statements for additional information regarding certain legal proceedings to which we are a party.

New regulations, proposed regulations and proposed modifications to existing regulations under the CAA, if implemented, could result in increased compliance costs.

In June 2016, the EPA issued final regulations amending the NSPS for the oil and natural gas source category and applying to sources of emissions of methane and VOC from certain processes, activities and equipment that is constructed, modified or reconstructed after September 18, 2015. Specifically, the regulation contains both methane and VOC standards for several emission sources not previously covered by the NSPS, such as fugitive emissions from compressor stations and pneumatic pumps and methane standards for certain emission sources that are already regulated for VOC, such as equipment leaks at natural gas processing plants. The amendments also establish methane standards for a subset of equipment that the current NSPS regulates, including reciprocating compressors and pneumatic controllers, and extend the current VOC standards to the remaining unregulated equipment.

In December 2023, the EPA adopted even more stringent rules with respect to methane and VOC for new and existing sources, via NSPS OOOOb and NSPS OOOOc. While the rules have been approved by the EPA Administrator and published on the EPA website, they have not yet been published in the Federal Register. Once published, the rules become effective 60 days thereafter.

A separate BoLM rule to address methane emissions on public lands was proposed in November 2022. Among the newly adopted and proposed methane requirements that may impact our operations are broader applicability to compression equipment relative to the existing rules, increased work practices and inspection requirements and mandates for certain new zero–emissions equipment.

Meanwhile, several states — including, most notably, New Mexico and Colorado — have been developing their own more stringent methane rules that will or are anticipated to impose additional requirements on the industry. We, together with a consortium of other Gas Compressor Association member companies, were actively involved in the rulemaking effort in New Mexico, including working directly with the New Mexico Environmental Department and participating in the New Mexico Environmental Improvement Board's hearing in late 2021.

We do not believe that the current rules will have a material adverse impact on our business, financial condition, results of operations or cash flows, but we cannot yet definitively predict the impact of any revision of the current rules or issuance of new rules, which impact could be material.

On October 1, 2015, the EPA issued a new NAAQS ozone standard of 70 ppb, which is a tightening from the 75 ppb standard set in 2008. This new standard became effective on December 28, 2015, and the EPA completed designating attainment/non–attainment regions under the revised ozone standard in 2018. In November 2016, the EPA proposed an implementation rule for the 2015 NAAQS ozone standard, but the agency has yet to issue a final implementation rule. State implementation of the revised NAAQS could result in stricter permitting requirements, delay or prohibit our customers' ability to obtain such permits and result in increased expenditures for pollution control equipment, the costs of which could be significant. By law, the EPA must review each NAAQS every five years. In December 2018 and again in December 2020, the EPA announced that it was retaining without revision the 2015 NAAQS ozone standard. In June 2021, the EPA commenced a process for reconsidering the December 2020 decision but more recent EPA announcements suggest that no changes are expected until 2025. We do not believe continued implementation of the NAAQS ozone standard will have a material adverse impact on our business, financial condition, results of operations or cash flows, but we cannot yet predict the impact, if any, of any new Federal Implementation Plan involving new NAAQS standards.

New environmental regulations and proposals similar to these, when finalized, and any other new regulations requiring the installation of more sophisticated pollution control equipment or the adoption of other environmental protection measures, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Notably, opposition to energy development and infrastructure projects has led to regulatory and judicial challenges to new facilities, including compression facilities, in states such as Massachusetts and Virginia. While we have not directly faced any such challenges to the facilities at which we provide contract operations and know of no pending or threatened efforts targeting those facilities, expanded opposition to energy infrastructure, including facilities at which we provide contract operations or in the future might otherwise have an opportunity to provide contract operations, could potentially give rise to material impacts in the future.

We are subject to a variety of governmental regulations; failure to comply with these regulations may result in administrative, civil and criminal enforcement measures and changes in these regulations could increase our costs or liabilities.

We are subject to a variety of U.S. federal, state and local laws and regulations, including relating to the environment, health and safety, labor and employment and taxation. Many of these laws and regulations are complex, change frequently, are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance. From time to time, as part of our operations, including newly acquired operations or in the future might otherwise have an opportunity to provide contract operations, we may be subject to compliance audits by regulatory authorities in the various states in which we operate.

Environmental laws and regulations may, in certain circumstances, impose strict liability for environmental contamination, which may render us liable for remediation costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations, and costs associated with new information, changes in existing environmental laws and regulations or the adoption of new environmental laws and regulations could be substantial and could negatively impact our financial condition, profitability and results of operations. Moreover, failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties and the issuance of injunctions delaying or prohibiting operations.

We may need to apply for or amend facility permits or licenses from time to time with respect to storm water or wastewater discharges, waste handling, or air emissions relating to manufacturing activities or equipment operations, which subjects us to new or revised permitting conditions that may be onerous or costly to comply with. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks or pipelines and other regulated units, all of which may impose additional compliance and permitting obligations. Any failure to obtain or delay in obtaining required permits, licenses and other governmental approvals by our customers could result in production delays and thereby, indirectly materially and adversely impact our operations and business.

We conduct operations at numerous facilities in a wide variety of locations across the continental U.S. The operations at many of these facilities require environmental permits or other authorizations. Additionally, natural gas compressors at many of our customers' facilities require individual air permits or general authorizations to operate under various air regulatory programs established by rule or regulation. These permits and authorizations frequently contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits. Given the large number of facilities in which we operate, and the numerous environmental permits and other authorizations that are applicable to our operations, we may occasionally identify or be notified of technical violations of certain requirements existing in various permits or other authorizations. Occasionally, we have been assessed penalties for our non–compliance, and we could be subject to such penalties in the future.

We routinely deal with oil, natural gas and other petroleum products. Hydrocarbons or other hazardous substances or wastes may have been disposed or released on, under or from properties used by us to provide contract operations services or inactive compression storage or on or under other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigatory, remediation and monitoring requirements under environmental laws and regulations, and such requirements may vary.

The modification or interpretation of existing environmental laws or regulations, the more vigorous enforcement of existing environmental laws or regulations, or the adoption of new environmental laws or regulations may also negatively impact oil and natural gas exploration and production, gathering and pipeline companies, including our customers, which in turn could have a negative impact on us.

Climate change legislation, regulatory initiatives and stakeholder pressures could result in increased compliance costs, financial risks and potential reduction in demand for our services.

Climate change legislation and regulatory initiatives may arise from a variety of sources, including international, national, regional and state levels of government and associated administrative bodies, seeking to restrict or regulate emissions of GHG, such as carbon dioxide and methane.

Congress has previously considered legislation to restrict or regulate emissions of GHG. Energy legislation and other initiatives continue to be proposed that may be relevant to GHG emissions issues. Almost half of the states, either individually or through multi–state regional initiatives, have begun to address GHG emissions, primarily through the planned development of emission inventories or regional GHG cap and trade programs. Although most of the state–level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources such as our natural gas–powered compressors could become subject to GHG–related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from our operations.

The $1 trillion legislative infrastructure package passed by Congress in November 2021 includes a number of climate-focused spending initiatives targeted at climate resilience, enhanced response and preparation for extreme weather events, and clean energy and transportation investments. Significant additional legislative action by Congress also occurred in August 2022 with the Inflation Reduction Act, which provides $391 billion in funding for research and development and incentives for low-carbon energy production methods, carbon capture, and other programs directed at encouraging de-carbonization and addressing climate change.

Independent of Congress, the EPA has promulgated regulations controlling GHG emissions under its existing CAA authority. The EPA has adopted rules requiring many facilities, including petroleum and natural gas systems, to inventory and report their GHG emissions. In 2023, we did not operate any facilities that were subject to these reporting obligations. In addition, the EPA rules provide air permitting requirements for certain large sources of GHG emissions. The requirement for large sources of GHG emissions to obtain and comply with permits will affect some of our and our customers' largest new or modified facilities going forward, but is not expected to cause us to incur material costs. As noted above, the EPA has undertaken efforts to regulate emissions of methane, considered a GHG, in the oil and gas sector, with the development of additional, more stringent rules under way.

In an executive order issued on January 20, 2021, the POTUS asked the heads of all executive departments and agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with or present obstacles to the administration's stated goals of protecting public health and the environment, and conserving national monuments and refuges. The executive order also established an Interagency Working Group on the Social Cost of Greenhouse Gases, which is called on to, among other things, capture the full costs of GHG emissions, including the "social cost of carbon," "social cost of nitrous oxide" and "social cost of methane," which are "the monetized damages associated with incremental increases in greenhouse gas emissions," including "changes in net agricultural productivity, human health, property damage from increased flood risk, and the value of ecosystem services." The current administration adopted an interim social cost of carbon of $51 per ton in February 2021, but in recent rulemakings the EPA has referenced a figure as high as $2,400 per ton effective in 2030. This figure is intended to be used to guide federal decisions on the costs and benefits of various policies and approvals; such efforts have been the subject of a series of judicial challenges, which have been largely unsuccessful to date. At this time, we cannot determine whether the administration's efforts on social cost or other interagency climate efforts will lead to any particular actions that give rise to a material adverse effect on our business, financial condition, results of operations and cash flows.

At the international level, the U.S. joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France, which resulted in an agreement intended to nationally determine their contributions and set GHG emission reduction goals every five years beginning in 2020. While the Agreement did not impose direct requirements on emitters, national plans to meet its pledge could have resulted in new regulatory requirements. In November 2019, however, plans were formally announced for the U.S. to withdraw from the Paris Agreement with an effective exit date in November 2020. In April 2021, the current administration announced reentry of the U.S. into the Paris Agreement along with a new "nationally determined contribution" for U.S. GHG emissions that would achieve emissions reductions of at least 50% relative to 2005 levels by 2030. Those national commitments by themselves create no binding requirements on individual companies or facilities, but they do provide indications of the current administration's policy direction and the types of legislative and regulatory requirements, such as the EPA's proposed methane rules, that may be needed to achieve those commitments. Relatedly, the U.S. and European Union jointly announced the launch of the "Global Methane Pledge," which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including "all feasible reductions" in the energy sector. More recently the international community's December 2023 meeting known as COP28 reaffirmed commitments to the Paris Agreement and concluded an agreement that the world must move away from fossil fuel energy in a just, orderly, and equitable manner and achieve net zero GHG emissions by 2050, while recognizing a transitional role for fossil fuels. With the exception of the proposed methane rules discussed above, we cannot predict whether re-entry into the Paris Agreement or other international pledges will result in any particular new regulatory requirements or whether such requirements will cause us to incur material costs.

In sum, any legislation, regulatory programs or social pressures related to climate change could increase our costs and require substantial capital, compliance, operating and maintenance costs, reduce demand for our services and reduce our access to financial markets. Current, as well as potential future, laws and regulations that limit GHG emissions or that otherwise promote the use of renewable energy over fossil fuel energy sources could increase the cost of our midstream services and, thereby, further reduce demand and adversely affect our sales volumes, revenues and margins.

A climate–related decrease in demand for oil and natural gas could negatively affect our business.

Supply and demand for oil and natural gas is dependent upon a variety of factors, many of which are beyond our control. These factors include, among others, the potential adoption of new government regulations, including those related to fuel conservation measures and climate change regulations, technological advances in fuel economy and energy generation devices. For example, legislative, regulatory or executive actions intended to reduce emissions of GHG could increase the cost of consuming crude oil and natural gas, thereby potentially causing a reduction in the demand for such products. A broader transition to alternative fuels or energy sources, whether resulting from potential new government regulation, carbon taxes or consumer preferences could result in decreased demand for crude oil, natural gas and NGLs. Any decrease in demand for these products could consequently reduce demand for our services and could have a negative effect on our business.

Also, recent activism directed at shifting funding away from companies with energy-related assets could result in a reduction of funding for the energy sector overall, which could have an adverse effect on our ability to obtain external financing as well as negatively affect the cost of, and terms for, financing to fund capital expenditures or other aspects of our business.

Climate change may increase the frequency and severity of weather events that could result in severe personal injury, property and environmental damage, which could curtail our or our customers' operations and otherwise materially adversely affect our cash flows.

Some scientists have concluded that increasing concentrations of GHG in the Earth's atmosphere may produce climate changes that have significant weather–related effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any of those effects were to occur, they could have an adverse effect on our assets and operations, including damages to our or our customers' facilities and assets from powerful wind or rising waters. We may experience increased insurance costs, or difficulty obtaining adequate insurance coverage, for our assets in areas subject to more frequent severe weather. We may not be able to recoup these increased costs through the rates we charge our customers. Extreme weather events could cause damage to property or facilities that could exceed our insurance coverage and our business, financial condition and results of operations could be adversely affected.

Another possible consequence of climate change is increased volatility in seasonal temperatures. The market for natural gas and natural gas liquids is generally impacted by periods of colder weather and warmer weather, so any changes in climate could affect the market for those fuels, and thus demand for our services. Despite the use of the term "global warming" as a shorthand for climate change, some studies indicate that climate change could cause some areas to experience temperatures substantially colder than their historical averages. As a result, it is difficult to predict how the market for our services could be affected by increased temperature volatility.

Increased environmental, social and governance scrutiny and changing expectations from stakeholders may impose additional costs or additional risks.

In recent years, increasing attention has been given to corporate activities related to ESG matters. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to ESG matters, including increasing attention and demands for action related to climate change, promoting the use of substitutes to fossil fuel products and encouraging the divestment of companies in the fossil fuel industry. Companies which do not adapt to or comply with expectations and standards on ESG matters, as they continue to evolve, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition and/or stock price of such a company could be materially and adversely affected.

Our operations, projects and growth opportunities require us to have strong relationships with various key stakeholders, including our shareholders, employees, suppliers, customers, local communities and others. We may face pressures from stakeholders, many of whom are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability while at the same time remaining a successfully operating public company. If we do not successfully manage expectations across these varied stakeholder interests, it could erode our stakeholder trust and thereby affect our brand and reputation. Such erosion of confidence could negatively impact our business through decreased demand and growth opportunities, delays in projects, increased legal action and regulatory oversight, adverse press coverage and other adverse public statements, difficulty hiring and retaining top talent, difficulty obtaining necessary approvals and permits from governments and regulatory agencies on a timely basis and on acceptable terms, and difficulty securing investors and access to capital. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Information Technology and Cybersecurity Risks

We utilize technology in all aspects of our business to drive operational efficiencies and enhance our value proposition to our customers. Our investments have focused on implementing cloud-based solutions to replace legacy systems, the automation of workflows, integration of digital and mobile tools for our field service technicians and expanded remote monitoring capabilities of our compressor fleets. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 1A "Risk Factors – Information Technology and Cybersecurity Risks" of this 2023 Form 10-K.

Cybersecurity Incidents

We have not experienced a material cybersecurity incident and although we are subject to ongoing and evolving cybersecurity threats, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Risk Management and Strategy

Overall Process

Our cybersecurity risk management program is designed to monitor, detect, prevent and respond to cybersecurity threats to our critical systems, information, services and IT environment. Our internal IT team has committed resources to review and enhance our cybersecurity risk management program, work with internal and third-party experts to determine and implement appropriate controls, partner with our compliance team to provide employee training and awareness, stay abreast of emerging potential threats and best practices, and to respond to cybersecurity incidents. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

We utilize the CIS CSC to promote best practices and reduce the risk of a successful cybersecurity attack. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the CIS CSC as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Enterprise Risk Management Process Integration

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply to other legal, compliance, strategic, operational, and financial risk areas. This provides cross-functional visibility, as well as executive leadership oversight, to address and mitigate associated risks.

Our IT policy communicates internal guidelines for our IT infrastructure and services, baseline controls that help safeguard the security of our operating environment, and reporting and escalation protocols. Our IT security training program is designed to help our employees recognize and report suspicious activity. The program includes annual cybersecurity training for employees and executive leadership, phishing simulations, and other security exercises for employees. Cybersecurity awareness and education is further emphasized through a company-wide education campaign during National Cybersecurity Awareness Month.

Independent Third-Party Assessment

To complement our existing enterprise risk management program, in 2022, we engaged a third party to assist in the development and implementation of a business continuity plan that includes our planned response procedures in the event of a critical system outage or operational disruption. We maintain cybersecurity procedures covering crisis management, emergency response and incident communication. During 2023, we engaged an independent third-party specialist to assist in deployment of foundational systems to help position Archrock for future advancement in cybersecurity tooling, including the implementation of multi-factor authentication to enhance user access security and application protection. In addition, our IT team monitors ratings applied to our security environment by outside firms and responds accordingly.

Third-Party Risk Oversight

We utilize a third-party risk management solution to monitor key vendors. Prior to engagement, we conduct initial risk assessments of our vendors based on security questionnaire responses and open-source intelligence gathering. After engagement, our third-party management solution provides a repeatable measure of security performance based on external security indicators, including monitoring changes to vendor cybersecurity risk scores and identification of new cybersecurity risks. Key vendor cybersecurity risk scores are included in our cybersecurity risk report provided to executive leadership on a quarterly basis. These visibility, insights, and processes help us to manage vendor risks.

Governance

Our Board of Directors has an active role, as a whole and through its subcommittees, in oversight of our risks and is assisted by management in the exercise of these responsibilities. Our Board of Directors delegates oversight to specific subcommittees and is informed quarterly through committee reports. It is our practice that all board members are invited to committee meetings, and they typically attend these meetings. The Audit Committee of our Board of Directors is responsible for overseeing our cybersecurity risk management program. Various Audit Committee members have first-hand or supervisory experience over cybersecurity, and our Audit Committee chair is certified in the National Association of Corporate Directors Cyber Risk Oversight Program.

Our IT senior management team, including our Vice President of IT, is responsible for assessing and managing our material risks from cybersecurity threats and has primary responsibility for our overall cybersecurity risk management program, including supervising both our internal cybersecurity personnel and external cybersecurity consultants. Our Vice President of IT has over 29 years of experience managing enterprise applications, a majority of this time in a global environment adhering to General Data Protection Regulation compliance and other regulations. Additional experience includes managing large scale technology transformations involving applications, infrastructure and security. Our IT senior management has more than a decade of experience in cybersecurity risk management, including CISSP certification.

Our IT management team utilizes various processes and technologies to identify, protect, detect, respond, and recover from cybersecurity events and incidents. Cybersecurity events and incidents can be reported to our Vice President of IT in several ways, including through our external managed detection and response provider, system alerts, or employees reporting suspicious activity. The Vice President of IT reports to our executive leadership team, who provides cybersecurity risk assessment and response updates to the Audit Committee on a regular basis, or as often as deemed necessary.

Item 2. Properties

The following table describes the material facilities that we owned or leased at December 31, 2023:

Location	Status	Square Feet	Use by Segment
Houston, Texas	Leased	75,000	Corporate office — Contract Operations and Aftermarket Services
Greeley, Colorado	Leased	10,000	Contract Operations and Aftermarket Services
Houma, Louisiana	Owned	60,000	Contract Operations and Aftermarket Services
Carlsbad, New Mexico	Leased	11,200	Contract Operations and Aftermarket Services
Yukon, Oklahoma	Owned	85,000	Contract Operations and Aftermarket Services
West Alexander, Pennsylvania	Leased	15,000	Contract Operations and Aftermarket Services
Asherton, Texas	Leased	9,000	Contract Operations and Aftermarket Services
Kenedy, Texas	Leased	11,000	Contract Operations and Aftermarket Services
Midland, Texas	Owned	51,000	Contract Operations and Aftermarket Services
Pecos, Texas	Leased	10,000	Contract Operations and Aftermarket Services
Victoria, Texas	Owned	23,000	Contract Operations and Aftermarket Services
Victoria, Texas	Owned	66,000	Contract Operations and Aftermarket Services

Our executive office is located at 9807 Katy Freeway, Suite 100, Houston, Texas 77024 and our telephone number is 281–836–8000.

Item 3. Legal Proceedings

In the ordinary course of business, we are involved in various pending or threatened legal actions. While we are unable to predict the ultimate outcome of these actions, we believe that any ultimate liability arising from any of these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows, including our ability to pay dividends. However, because of the inherent uncertainty of litigation and arbitration proceedings, we cannot provide assurance that the resolution of any particular claim or proceeding to which we are a party will not have a material adverse effect on our consolidated financial position, results of operations or cash flows, including our ability to pay dividends.

See note 16 ("Commitments and Contingencies") to our Financial Statements for additional information regarding litigation, claims and other legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol "AROC." On February 14, 2024, the closing price of our common stock was $16.26 per share.

Comparison of Five Year Cumulative Total Return

The performance graph below shows the cumulative total stockholder return on our common stock compared with the S&P 500, AMNAX and AMZ indices over the five–year period beginning on December 31, 2018. The results are based on an investment of $100 in each of our common stock, the S&P 500, the AMNAX and the AMZ. The graph assumes reinvestment of dividends and adjusts all closing prices and dividends for stock splits.



The performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this 2023 Form 10–K into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under those Acts.

Holders

As of February 14, 2024, there were approximately 1,550 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by banks, brokers and other nominees.

Dividends

On January 25, 2024, our Board of Directors declared a quarterly dividend of $0.165 per share of common stock, or approximately $25.9 million, which was paid on February 13, 2024 to stockholders of record at the close of business on February 6, 2024. Any future determinations to pay cash dividends to our stockholders will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, and credit and loan agreements in effect at that time and other factors deemed relevant by our Board of Directors. We cannot provide assurance that we will declare or pay dividends in any particular amount or at all in the future.

Securities Authorized for Issuance under Equity Compensation Plans

For disclosures regarding securities authorized for issuance under equity compensation plans, see Part III, Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this 2023 Form 10–K.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Purchases of Equity Securities by Issuer and Affiliated Purchasers

The following table summarizes our purchases of equity securities during the three months ended December 31, 2023:

(dollars in thousands, except per share amounts)	Total Number of Shares Purchased [1]	Average Price Paid per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under the Publicly Announced Plans or Programs
October 1, 2023 — October 31, 2023	79,112	$ 12.26	79,112	$ 42,535
November 1, 2023 — November 30, 2023	3,444	13.18	—	42,535
December 1, 2023 — December 31, 2023	95,000	14.68	95,000	41,140
Total	177,556	$ 13.57	174,112	

[1] Represents shares of common stock purchased from employees to satisfy tax withholding obligations in connection with the vesting of restricted stock awards and shares repurchased under the 2023 Share Repurchase Program during the period. See Note 17 ("Stockholders' Equity") for further details on the 2023 Share Repurchase Program.
[2] Average price paid per share includes costs associated with the repurchase, as applicable.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Financial Statements, the notes thereto, and the other financial information appearing elsewhere in this 2023 Form 10–K. The following discussion includes forward–looking statements that involve certain risks and uncertainties. See "Forward–Looking Statements" and Part I, Item 1A. "Risk Factors" in this 2023 Form 10–K.

This section primarily discusses 2023 and 2022 items and comparisons between these years. For a discussion of changes from 2021 to 2022 and other financial information related to 2021, refer to Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10–K for the year ended December 31, 2022 filed with the SEC on February 23, 2023.

Overview

We are an energy infrastructure company with a pure–play focus on midstream natural gas compression. We are the leading provider of natural gas compression services to customers in the oil and natural gas industry throughout the U.S., in terms of total compression fleet horsepower, and a leading supplier of aftermarket services to customers that own compression equipment in the U.S. Our business supports a must–run service that is essential to the production, processing, transportation and storage of natural gas. The natural gas that we help transport satisfies demand from electricity generation, heating and cooking and the industrial and manufacturing sectors. Our geographic diversity, technically experienced personnel and large fleet of natural gas compression equipment enable us to provide reliable contract operations services to our customers.

We operate in two business segments:

- **Contract Operations**. Our contract operations business is comprised of our owned fleet of natural gas compression equipment that we use to provide compression operations services to our customers.
- **Aftermarket Services**. Our aftermarket services business provides a full range of services to support the compression needs of our customers that own compression equipment, including operations, maintenance, overhaul and reconfiguration services and sales of parts and components.

Significant 2023 Transactions

In November 2023, we agreed to serve as the lead investor in a series A financing round for Ionada, a global carbon capture technology company committed to reducing GHG emissions and creating a sustainable future. Ionada has developed a post-combustion carbon capture solution to reduce carbon dioxide emissions from various small to mid-sized industrial emitters in the energy, marine and e-fuels industries, among others. See Note 12 ("Investments in Unconsolidated Affiliates") to our Financial Statements for additional information about this investment.

Trends and Outlook

The key driver of our business is the production of U.S. oil and natural gas. Approximately 75% of our operating fleet is deployed for midstream natural gas gathering applications, with the remaining fleet being used in gas lift applications to enhance oil production. As our business is so closely aligned with production and is typically less directly impacted by commodity prices, we are not exposed to the volatility often faced in shorter–cycle oil field service businesses.

Domestic natural gas production generally occurs in either basins where natural gas is produced alongside oil, also known as "associated" gas, such as the Permian and Delaware Basins, the Eagle Ford and the Mid–Continent or in natural gas basins, such as the Marcellus, Utica and Haynesville Shales. Significant investment in domestic exploration and production and midstream infrastructure across the energy industry has been made over much of the past decade, particularly in the low–cost basins characterized by oil and associated natural gas production. The development of these basins producing both commodities has created additional incremental demand for natural gas compression over the recent past as it is a critical method to transport associated gas volumes or enhance oil production through gas lift.

Current Trends

According to the EIA Outlook, average U.S. oil and dry natural gas and production were as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Average dry natural gas production (Bcf/d)	103.8	98.0	93.6
Average oil production (MMb/d)	12.9	11.9	11.2

During 2023, U.S. natural gas and oil production grew to record levels, resulting in strong demand for our compression services and we increased our investment in new fleet units. Our contract operations revenue and total operating horsepower increased 19% and 5%, respectively in 2023. Similar increases in demand in 2023 were seen in our aftermarket services business, where we experienced an increase of 8% in aftermarket services revenue.

Outlook

The EIA Outlook forecasts the following year–over–year changes:

	Year Ended December 31,	
	2024	**2025**
U.S. dry natural gas production	1 %	2 %
U.S. oil production	1 %	3 %
U.S. natural gas domestic consumption	2 %	(1)%
Liquefied natural gas exports	2 %	19 %

The EIA Outlook expects natural gas production to continue to increase to all-time highs in 2024 and 2025. Natural gas consumption is also expected to increase, reflecting consistent usage of natural gas in the electric power generation and residential sectors, as well as increased LNG exports and exports of natural gas via pipeline to Mexico.

We believe the outlook for the energy industry in the U.S. is positive. While we anticipate that the combination of commodity prices and demand may likely have a positive impact on activity levels in both the upstream and midstream sectors, we cannot predict the ultimate magnitude of that impact on our business and expect it to be varied across our operations, depending on the region, customer, nature of our services, contract term and other factors. However, we continue to believe that overall the long–term demand for our compression services will continue given the necessity of compression in facilitating the transportation and processing of natural gas.

Regarding our aftermarket services business, the base of owned compression in the U.S. has increased over the past several years, which we believe will help sustain our aftermarket services business over the long term.

Key Challenges and Uncertainties

In addition to general market conditions in the oil and natural gas industry and competition in the natural gas compression industry, we believe the following represent the key challenges and uncertainties we will face in the future.

Capital Requirements and the Availability of External Sources of Capital. We have funded a significant portion of our capital expenditures and acquisitions through borrowings under our Credit Facility and have issued a substantial amount of debt, which could limit our ability to fund future planned capital expenditures. Current conditions could limit our ability to access the debt and equity markets to raise capital on affordable terms in 2024 and beyond. If we are not successful in raising capital within the time period required or at all, we may not be able to fund these capital expenditures, which could impair our ability to grow or maintain our business.

Cost Management. In order to improve our operations and further reduce operating expenses, we are investing significant resources into a process and technology transformation project that has, among other things, replaced our existing ERP, supply chain and inventory management systems and expanded the remote monitoring capabilities of our compression fleet. Cost management continues to be challenging, however, and there is no guarantee that our efforts will result in a reduction in our operating expenses. Natural gas production growth and resulting demand for our services could cause us to experience increased operating expenses as we hire employees and incur additional expenses needed to support the rebound in market demand.

Further, we depend on suppliers for the materials, parts, equipment and lube oil necessary to our operations, which exposes us to volatility in prices. Significant price increases for these inputs could adversely affect our operating profits. Supply chain disruptions could also adversely affect our ability to obtain, or increase the cost of, such items. While we generally attempt to mitigate the impact of increased prices through strategic purchasing decisions, diversification of our supplier base, where possible, and the passing along of increased costs to customers, there may be a time delay between the increased commodity prices and the ability to increase the price of our services.

Labor. We believe that our ability to hire, train and retain qualified personnel will continue to be important. Although we have been able to historically satisfy our personnel needs, retaining employees in our industry continues to be a challenge. Our ability to grow and to continue our current level of service to our customers will depend in part on our success in hiring, training and retaining our employees. Further, the cost of labor has increased and may continue to increase in the future with increases in demand, which will require us to incur additional costs.

Demand for natural gas-powered compression. Demand for our services is dependent on the demand for natural gas in the markets we serve. Although the EIA currently forecasts natural gas demand will grow through 2050, technological advances and accelerated adoption of renewable sources of energy could reduce demand for natural gas in our markets and have an adverse effect on our business. In addition, increased focus of our customers on reducing emissions from, or the use of, combustion engines in compression could increase demand for electric motor-driven compressors or require us to make modifications to our existing natural gas-powered units.

Operating Highlights

	Year Ended December 31,		
(horsepower in thousands)	**2023**	**2022**	**2021**
Total available horsepower (at period end)[1]	3,759	3,726	3,878
Total operating horsepower (at period end)[2]	3,607	3,448	3,247
Average operating horsepower	3,554	3,328	3,282
Horsepower utilization:			
Spot (at period end)	96 %	93 %	84 %
Average	95 %	87 %	82 %

[1] Defined as idle and operating horsepower. Includes new compressors completed by third party manufacturers that have been delivered to us.
[2] Defined as horsepower that is operating under contract and horsepower that is idle but under contract and generating revenue such as standby revenue.

Non–GAAP Financial Measures

Management uses a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include the non–GAAP financial measure of gross margin.

We define gross margin as total revenue less cost of sales (excluding depreciation and amortization). Gross margin is included as a supplemental disclosure because it is a primary measure used by our management to evaluate the results of revenue and cost of sales (excluding depreciation and amortization), which are key components of our operations. We believe gross margin is important because it focuses on the current operating performance of our operations and excludes the impact of the prior historical costs of the assets acquired or constructed that are utilized in those operations, the indirect costs associated with our SG&A activities, our financing methods and income taxes. In addition, depreciation and amortization may not accurately reflect the costs required to maintain and replenish the operational usage of our assets and therefore may not portray the costs of current operating activity. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly–titled measure of other entities because other entities may not calculate gross margin in the same manner.

Gross margin has certain material limitations associated with its use as compared to net income (loss). These limitations are primarily due to the exclusion of SG&A, depreciation and amortization, impairments, restructuring charges, interest expense, debt extinguishment loss, gain on sale of assets, net, other (income) expense, net, and provision for (benefit from) income taxes. Because we intend to finance a portion of our operations through borrowings, interest expense is a necessary element of our costs and our ability to generate revenue. Additionally, because we use capital assets, depreciation expense is a necessary element of our costs and our ability to generate revenue and SG&A is necessary to support our operations and required corporate activities. To compensate for these limitations, management uses this non–GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance.

The reconciliation of net income to gross margin is as follows:

| (in thousands) | Year Ended December 31, | | | | | |
	2023		2022		2021	
Net income	$	104,998	$	44,296	$	28,217
Selling, general and administrative		116,639		117,184		107,167
Depreciation and amortization		166,241		164,259		178,946
Long-lived and other asset impairment		12,041		21,442		21,397
Restructuring charges		1,775		—		2,903
Interest expense		111,488		101,259		108,135
Gain on sale of assets, net		(10,199)		(40,494)		(30,258)
Other expense (income), net		1,086		1,845		(4,707)
Provision for income taxes		37,249		16,293		10,744
Gross margin	$	541,318	$	426,084	$	422,544

RESULTS OF OPERATIONS

Summary of Results

Revenue was $990.3 million and $845.6 million during the years ended December 31, 2023 and 2022, respectively. The increase in revenue was due to increased revenue from both our contract operations business and aftermarket services business. See "Contract Operations" and "Aftermarket Services" below for further details.

Net income was $105.0 million and $44.3 million during the years ended December 31, 2023 and 2022, respectively. The increase was primarily driven by a higher gross margin from both our contract operations business and aftermarket services business and decreases in long-lived asset impairment expense and SG&A. These changes were partially offset by a decrease in the gain on sale of assets and the unrealized change in fair value of our investment in an unconsolidated affiliate and increases in our provision for income taxes, interest expense, depreciation and amortization and restructuring charges.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Contract Operations

| (dollars in thousands) | Year Ended December 31, | | | | Increase (Decrease) |
	2023		2022		
Revenue	$	809,439	$	677,801	19 %
Cost of sales (excluding depreciation and amortization)		306,748		278,898	10 %
Gross margin	$	502,691	$	398,903	26 %
Gross margin percentage [(1)]		62 %		59 %	3 %

[(1)] Defined as gross margin divided by revenue.

Revenue in our contract operations business increased primarily due to higher rates for contract compression in response to market conditions and an increase in average operating horsepower, partially offset by the impact of strategic dispositions of horsepower in 2022.

The increase in cost of sales was primarily due to a $10.8 million increase in parts expense as a result of an increase in maintenance activities and a $1.9 million increase in lube oil expenses which were both driven by higher pricing throughout our supply chain, as well as increased volumes associated with unit redeployment as customer activity accelerated. The increase in cost of sales was also due to an increase of $8.1 million in total employee compensation expense. Further, cost of sales for the year ended December 31, 2023 includes an increase of $9.1 million for sales tax as a result of a change in tax compliance for sales tax associated with contract operations cost of sales. Prior to 2023, contract operations sales tax amounts were recognized in SG&A. Partially offsetting these cost increases was the decrease in expense attributable to the horsepower sold in 2022.

Gross margin percentage increased primarily due to an increase in revenue which exceeded the increase in cost of sales.

Aftermarket Services

(dollars in thousands)	Year Ended December 31,				Increase (Decrease)
		2023		2022	
Revenue	$	180,898	$	167,767	8 %
Cost of sales (excluding depreciation and amortization)		142,271		140,586	1 %
Gross margin	$	38,627	$	27,181	42 %
Gross margin percentage		21 %		16 %	5 %

Revenue in our aftermarket services business increased primarily due to higher service activities and parts sales from the continuation of the market recovery which began in the prior year and continues to drive an increase in customer demand.

Gross margin increased in our aftermarket services business as a result of increased revenues which exceeded the increase in cost of sales due to differences in the scope, timing and type of activities performed. The increase in cost of sales resulted from an increase in cost of service activities of $5.0 million attributable to increased labor and parts costs, which was partially offset by a reduction in the use of parts and labor from third party providers, which resulted in savings of $3.2 million.

Costs and Expenses

(in thousands)	Year Ended December 31,			
		2023		2022
Selling, general and administrative	$	116,639	$	117,184
Depreciation and amortization		166,241		164,259
Long-lived and other asset impairment		12,041		21,442
Restructuring charges		1,775		—
Interest expense		111,488		101,259
Gain on sale of assets, net		(10,199)		(40,494)
Other expense (income), net		1,086		1,845

Selling, general and administrative. The decrease in SG&A was primarily due to a decrease of $8.0 million for sales tax as a result of a change in tax compliance for sales tax associated with contract operations cost of sales. Beginning in 2023, contract operations sales tax amounts are recognized in contract operations cost of sales. Further, SG&A for the year ended December 31, 2023 includes a $2.2 million decrease in professional expense and a $1.3 million decrease in accrued expenses, partially offset by a $5.4 million increase in long-term performance-based incentive compensation expense, a $4.0 million increase in short-term incentive expense and a $1.6 million increase in software and maintenance expense.

Depreciation and amortization. The increase in depreciation and amortization expense was primarily due to an increase in depreciation expense associated with fixed asset additions and accelerated depreciation associated with certain assets. These increases were partially offset by a decrease in depreciation expense resulting from assets reaching the end of their depreciable lives, the impact of compression and other asset sales, and long-lived asset impairments.

Long–lived and other asset impairment. We periodically review the future deployment of our idle compressors for units that are not of the type, configuration, condition, make or model that are cost efficient to maintain and operate. We also evaluate for impairment our idle units that have been culled from our compression fleet in prior years and are available for sale. During the years ended December 31, 2023 and 2022, we recognized $12.0 million and $21.4 million, respectively, of impairment charges to write down these compressors to their fair value. The decrease in impairment charges on compressors is due to an increase in customer demand and as a result, higher utilization of our equipment. See Note 21 ("Long-Lived Asset and Other Impairments") for further details on these impairment charges. The following table presents the results of our compression fleet impairment review, as recorded in our contract operations segment:

	Year Ended December 31,			
(dollars in thousands)		2023		2022
Idle compressors retired from the active fleet		105		145
Horsepower of idle compressors retired from the active fleet		53,000		100,000
Impairment recorded on idle compressors retired from the active fleet	$	12,034	$	21,431

Restructuring charges. Restructuring charges of $1.8 million during the year ended December 31, 2023 consisted of severance and consulting costs related to our restructuring activities. See Note 22 ("Restructuring Charges") for further details on these restructuring charges.

Interest expense. The increase in interest expense was due to an increase in interest rates, a higher average outstanding balance of long–term debt and the write-off of $1.0 million of unamortized deferred financing costs as a result of the Amended and Restated Credit Agreement, partially offset by an increase in capitalized interest.

Gain on sale of assets, net. The decrease in gain on sale of assets was primarily due to gains of $7.6 million on compression asset sales during the year ended December 31, 2023 compared to gains of $38.5 million on compression asset sales during the year ended December 31, 2022.

The net gain on the sales of assets during 2022 was primarily the result of $28.1 million of gains recognized on sales of certain contract operations customer service agreements and approximately 770 compressors and $12.4 million of gains recognized on other compression asset sales and transportation and shop asset sales during the period.

Other expense (income), net. The decrease in other expense (income), net was primarily due to a $0.9 million decrease in the unrealized change in the fair value of our investment in an unconsolidated affiliate during the year ended December 31, 2023 compared to the year ended December 31, 2022.

Provision for Income Taxes

The increase in provision for income taxes was primarily due to the tax effect of the increase in book income during the year ended December 31, 2023, compared to the year ended December 31, 2022.

	Year Ended December 31,				Increase
(dollars in thousands)		2023		2022	(Decrease)
Provision for income taxes	$	37,249	$	16,293	129 %
Effective tax rate		26 %		27 %	(1)%

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our ability to fund operations, finance capital expenditures and pay dividends depends on the levels of our operating cash flows and access to the capital and credit markets. Our primary sources of liquidity are cash flows generated from our operations and our borrowing availability under our Credit Facility. Our cash flow is affected by numerous factors including prices and demand for our services, oil and natural gas exploration and production spending, conditions in the financial markets and other factors. We have no near-term maturities and believe that our operating cash flows and borrowings under the Credit Facility will be sufficient to meet our future liquidity needs.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, may be material, will be upon terms and prices as we may determine and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

Cash Requirements

Our contract operations business is capital intensive, requiring significant investment to maintain and upgrade existing operations. Our capital spending is primarily dependent on the demand for our contract operations services and the availability of the type of compression equipment required for us to provide those contract operations services to our customers. Our capital requirements have consisted primarily of, and we anticipate will continue to consist of, the following:

- operating expenses, namely employee compensation and benefits, inventory and lube oil purchases;
- growth capital expenditures;
- maintenance capital expenditures;
- interest on our outstanding debt obligations; and
- dividend payments to our stockholders.

Capital Expenditures

Growth Capital Expenditures. The majority of our growth capital expenditures are related to the acquisition cost of new compressors when our idle equipment cannot be reconfigured to economically fulfill a project's requirements and the new compressor is expected to generate economic returns that exceed our cost of capital over the compressor's expected useful life. In addition to newly–acquired compressors, growth capital expenditures include the upgrading of major components on an existing compression package where the current configuration of the compression package is no longer in demand and the compressor is not likely to return to an operating status without the capital expenditures. These expenditures substantially modify the operating parameters of the compression package such that it can be used in applications for which it previously was not suited.

Growth capital expenditures were $190.3 million and $146.3 million during the years ended December 31, 2023 and 2022, respectively. The increase in growth capital expenditures from 2022 to 2023 was the result of increased investment in new compression equipment as a result of higher customer demand.

Maintenance Capital Expenditures. Maintenance capital expenditures are related to major overhauls of significant components of a compression package, such as the engine, compressor and cooler, which return the components to a like–new condition, but do not modify the application for which the compression package was designed.

Maintenance capital expenditures were $92.2 million and $84.2 million during the years ended years ended December 31, 2023 and 2022, respectively. The increase in maintenance capital expenditures from 2022 to 2023 was the result of an increase in scheduled maintenance activities due to maintenance cycle requirements as well as additional make–ready investment as we return idle equipment to work to meet customer demand.

Projected Capital Expenditures. While market activity continues to be strong, we currently anticipate reducing capital expenditures in 2024 compared to 2023 to support free cash flow generation after dividends, and plan to spend approximately $275.0 million to $290.0 million in capital expenditures during the year ended December 31, 2024, primarily consisting of approximately $175.0 million to $180.0 million for growth capital expenditures and approximately $80.0 million to $85.0 million for maintenance capital expenditures.

Dividends

On January 25, 2024, our Board of Directors declared a quarterly dividend of $0.165 per share of common stock, or approximately $25.9 million, which was paid on February 13, 2024 to stockholders of record at the close of business on February 6, 2024. Any future determinations to pay cash dividends to our stockholders will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, and credit and loan agreements in effect at that time and other factors deemed relevant by our Board of Directors.

Share Repurchase Program

On April 27, 2023, our Board of Directors authorized the 2023 Share Repurchase Program which allows us to repurchase up to $50.0 million of outstanding common stock. Under the 2023 Share Repurchase Program, shares of our common stock may be repurchased periodically, including in the open market, privately negotiated transactions, or otherwise in accordance with applicable federal securities laws, at any time until April 27, 2024. The actual timing, manner, number, and value of shares repurchased under the program will be determined by us at our discretion.

The following table summarizes shares repurchased under the 2023 Share Repurchase Program during the year ended December 31, 2023:

(dollars in thousands, except per share amounts)	Year Ended December 31, 2023
Total cost of shares repurchased	$ 8,860
Average price per share	$ 11.81
Total number of shares repurchased	750,374

Contractual Obligations

Our material contractual obligations as of December 31, 2023 consisted of the following:

- Long–term debt of $1.6 billion, all of which is due in 2027 and 2028;
- Estimated interest on our long–term debt of $428.8 million, consisting of annual payments of approximately $108.3 million in 2024 through 2026, approximately $82.5 million in 2027, and approximately $21.4 million in 2028;
- Purchase commitments of $192.7 million, of which $151.6 million is due in 2024, that primarily consist of commitments to purchase fleet assets and information technology–related costs; and
- Operating lease payments of $18.0 million that are spread relatively evenly in 2024 through 2032.

In addition, we had $19.5 million of unrecognized tax benefits (including discontinued operations) recorded as liabilities related to uncertain tax positions at December 31, 2023, which are uncertain as to if or when such amounts may be settled. We had a liability of $2.5 million recorded for potential penalties and interest (including discontinued operations) related to these unrecognized tax benefits at December 31, 2023, which we are uncertain as to if or when such amounts may be settled.

Sources of Cash

Revolving Credit Facility

During the years ended December 31, 2023 and 2022, our Credit Facility had an average daily balance of $298.8 million and $235.4 million, respectively. The weighted average annual interest rate on the outstanding balance under the Credit Facility, excluding the effect of interest rate swaps, was 7.7% and 6.9% at December 31, 2023 and 2022, respectively. As of December 31, 2023, there were $4.5 million of letters of credit outstanding under the Credit Facility and the applicable margin on borrowings outstanding was 2.1%. We amended and restated our Credit Facility on May 16, 2023; see Note 15 ("Long-Term Debt") to our Financial Statements for details on the Amended and Restated Credit Agreement.

Credit Facility Terms. Our Credit Facility matures on May 16, 2028 (or December 2, 2026 or December 3, 2027, as applicable, if any portion of our 2027 Senior Notes and 2028 Senior Notes, respectively, remain outstanding at such date) and has an aggregate revolving commitment of $750.0 million. Portions of the Credit Facility, up to $75.0 million, are available for the issuance of swing line loans and $50.0 million is available for the issuance of letters of credit. Subject to certain conditions, including approval by the lenders, we are able to increase the aggregate commitments under the Credit Facility by up to an additional $250.0 million. The Credit Facility borrowing base consists of eligible accounts receivable, inventory and compressors.

Covenants. Our Credit Facility agreement requires that we meet certain financial ratios (see Note 15 ("Long-Term Debt") and contains various additional covenants including, but not limited to, mandatory prepayments from the net cash proceeds of certain asset transfers, restrictions on the use of proceeds from borrowings and limitations on our ability to incur additional indebtedness, engage in transactions with affiliates, merge or consolidate, sell assets, make certain investments and acquisitions, make loans, grant liens, repurchase equity and pay distributions. As of December 31, 2023, we were in compliance with all covenants under our Credit Facility agreement. Additionally, all undrawn capacity on our Credit Facility was available for borrowings as of December 31, 2023.

Senior Notes

As of both December 31, 2023 and 2022, we had a principal balance of $1.3 billion of outstanding senior notes that consisted of the following:

- $800.0 million of 6.25% senior notes due in April 2028 and
- $500.0 million of 6.875% senior notes due in April 2027.

See Note 15 (Long-term Debt") to our Financial Statements for further details of these notes.

At–the–Market Continuous Equity Offering Program

Under our ATM Agreement, we may sell, from time to time, shares of our common stock having an aggregate offering price of up to $50.0 million. The agreement terminates upon the earlier of (i) the sale of all shares of common stock subject to the agreement or (ii) the termination of the agreement by us or by each of the sales agents. Any sales agent may also terminate the agreement but only with respect to itself. We used the net proceeds of these offerings for general corporate purposes. During the year ended December 2022, we sold 447,020 shares of common stock, respectively, for net proceeds of $4.2 million, pursuant to the ATM Agreement. There were no shares of common stock sold during the year ended December 31, 2023.

Other Sources of Cash

Business Dispositions and Other Asset Sales. We received proceeds of $72.2 million and $120.3 million from business dispositions and other asset sales during the years ended December 31, 2023 and 2022, respectively. We typically use the proceeds from these sales to repay borrowings outstanding under our Credit Facility, however, we are not able to estimate the timing of asset sales nor the amount of proceeds to be received and as such, we do not rely on asset sale proceeds as a future source of capital.

Cash Flows

Cash flows provided by (used in) each type of activity were as follows:

(in thousands)	Year Ended December 31,			
	2023		**2022**	
Net cash provided by (used in):				
Operating activities	$	310,187	$	203,450
Investing activities		(232,491)		(130,916)
Financing activities		(77,924)		(72,537)
Net decrease in cash and cash equivalents	$	(228)	$	(3)

Operating Activities.

The increase in net cash provided by operating activities was primarily due to increased cash inflows of $115.2 million from gross margin and changes of $15.4 million in deferred revenue, partially offset by changes of $24.3 million in contract costs, $12.2 million in accounts payable and other liabilities and decreased cash inflows of $9.1 million from accounts receivable.

Investing Activities.

The increase in net cash used in investing activities was primarily due to a $58.8 million increase in capital expenditures and a $99.6 million decrease in proceeds from the sale of business, partially offset by a $51.6 million increase in proceeds from sales of property, plant and equipment and a $7.4 million decrease in investments in non-consolidated affiliates.

Financing Activities.

The increase in net cash used in financing activities was primarily due to $8.9 million of common stock purchased under the 2023 Share Repurchase Program, a $6.0 million payment for debt issuance costs related to the Amended and Restated Credit Agreement, a $5.5 million increase in dividends paid to stockholders and a $4.2 million decrease in proceeds from the sale of shares under the ATM Agreement, partially offset by a $19.0 million increase in net borrowings of long-term debt.

Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 ("Basis of Presentation and Significant Accounting Policies") to our Financial Statements. As disclosed in Note 2, the preparation of financial statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosures of contingent assets and liabilities. We evaluate our estimates and accounting policies on an ongoing basis and base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. The results of this process form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and these differences can be material to our financial condition, results of operations and cash flows.

Depreciation

Property, plant and equipment, net, at December 31, 2023 was $2.3 billion and depreciation expense was $159.3 million for the year ended December 31, 2023. Property, plant and equipment are carried at cost and depreciated using the straight–line basis over the estimated useful life of the asset.

Our estimate of useful lives and salvage values are based on assumptions and judgments that reflect both historical experience and expectations regarding future use of our assets, including wear and tear, obsolescence, technical standards, market demand and geographic location. The use of different assumptions and judgments in the calculation of depreciation, especially those involving useful lives, would likely result in significantly different net book values and results of operations.

The estimated useful life of an asset is monitored to determine its appropriateness, especially when business circumstances change. For example, changes in technology, excessive wear and tear, or unanticipated government actions may result in a shorter estimated useful life than originally anticipated. In these cases, we would depreciate the remaining net book value over the new estimated remaining life, thereby increasing depreciation expense per year on a prospective basis. Likewise, if the estimated useful life is increased, the adjustment to the useful life would decrease depreciation expense per year on a prospective basis.

Impairment of Assets

During the year ended December 31, 2023, we recorded long–lived and other asset impairments of $12.0 million.

Impairment Assessments of Property, Plant and Equipment and Identifiable Intangible Assets

We review long–lived assets, which include property, plant and equipment and intangibles assets that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressors from our active fleet, indicate that the carrying amount of an asset may not be recoverable. An impairment loss may exist when the estimated undiscounted cash flows expected from the use of the asset and its eventual disposition are less than its carrying amount. Determining whether the carrying amount of an asset is recoverable requires us to make judgments regarding long-term forecasts of future revenue and costs related to the asset subject to review. These forecasts are uncertain as they require significant assumptions about future market conditions. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

Compression Fleet. The fair value of a compressor is estimated on the expected net sale proceeds compared to fleet units we recently sold, a review of other units recently offered for sale by third parties or the estimated component value of the equipment we plan to use. See Note 21 ("Long-Lived and Other Asset Impairment") and Note 26 ("Fair Value Measurements") to our Financial Statements for further details of our fleet asset impairments.

Income Taxes

Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid. We operate in the U.S. and have investments in unconsolidated affiliates that operate in the U.S. and international locations. Significant judgments and estimates are required in determining consolidated income tax expense.

Deferred income taxes arise from temporary differences between the financial statements and the tax basis of assets and liabilities. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including scheduled reversals of deferred tax liabilities, projected future taxable income, tax–planning strategies and results of recent operations. In projecting future taxable income, we begin with historical results adjusted for results of discontinued operations and changes in accounting policies and incorporate assumptions, including the amount of future U.S. federal, state, and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax–planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative income (loss) before income taxes.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on our financial position, results of operations or cash flows. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various state and local jurisdictions.

The accounting standards for income taxes provide that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. We adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the liabilities. Such differences are reflected as increases or decreases to income tax expense in the period in which the new information becomes available.

Recent Accounting Developments

See Note 3 ("Recent Accounting Developments") to our Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk associated with changes in the variable interest rate of our Credit Facility. We had previously used derivative instruments to manage our exposure to fluctuations in this variable interest rate; however, our interest rate swaps matured in March 2022, and all borrowings under the Credit Facility are now subject to variable interest rates.

A 1% increase in the effective interest rate on the outstanding balance under our Credit Facility at December 31, 2023 would have resulted in an annual increase in our interest expense of $2.9 million.

Item 8. Financial Statements and Supplementary Data

The information specified by this Item is presented in Part IV, Item 15 of this 2023 Form 10–K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this 2023 Form 10–K, our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a–15(e) of the Exchange Act), which are designed to provide reasonable assurance that we are able to record, process, summarize and report the information required to be disclosed in our reports under the Exchange Act within the time periods specified in the rules and forms of the SEC. Based on the evaluation, as of December 31, 2023, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to management, and made known to our principal executive officer and principal financial officer, on a timely basis to ensure that it is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

As required by Exchange Act Rules 13a–15(c) and 15d–15(c), our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the results of management's evaluation described above, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of internal control over financial reporting as of December 31, 2023 was audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report found within this 2023 Form 10–K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Archrock, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Archrock, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 21, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 21, 2024

Item 9B. Other Information

Insider Trading Arrangements

During the three months ended December 31, 2023, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Part III Item 10 of this 2023 Form 10-K is incorporated by reference to the sections entitled "Election of Directors," "Governance" and "Stock Ownership" in the definitive proxy statement related to our 2024 Annual Meeting of Stockholders, which is to be filed with the SEC within 120 days following the end of our 2023 fiscal year.

Item 11. Executive Compensation

The information required by Part III Item 11 of this 2023 Form 10-K is incorporated by reference to the sections entitled "Governance" and "Compensation Discussion and Analysis" in the definitive proxy statement related to our 2024 Annual Meeting of Stockholders, which is to be filed with the SEC within 120 days following the end of our 2023 fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Portions of the information required in Part III Item 12 of this 2023 Form 10-K are incorporated by reference to the section entitled "Stock Ownership" in the definitive proxy statement related to our 2024 Annual Meeting of Stockholders, which is to be filed with the SEC within 120 days following the end of our 2023 fiscal year.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as of December 31, 2023, with respect to our compensation plans under which our common stock is authorized for issuance, aggregated as follows:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (c)
Equity compensation plans approved by security holders [1]	548,262 [2] $	— [3]	4,841,098
Equity compensation plans not approved by security holders [4]	—	—	37,771
Total	548,262	—	4,878,869

[1] Comprised of the 2013 Plan, the 2020 Plan and the ESPP.
[2] Comprised of unvested performance–based restricted stock units payable in common stock upon vesting at target performance.
[3] Performance–based restricted stock units do not have an exercise price.
[4] Comprised of our DSDP. See Note 19 ("Stock-Based Compensation") to our Financial Statements for further details of our DSDP.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Part III Item 13 of this 2023 Form 10-K is incorporated by reference to the section entitled "Governance" in the definitive proxy statement related to our 2024 Annual Meeting of Stockholders, which is to be filed with the SEC within 120 days following the end of our 2023 fiscal year.

Item 14. Principal Accountant Fees and Services

The information required by Part III Item 14 of this 2023 Form 10-K is incorporated by reference to the section entitled "Ratification of the Appointment of the Independent Registered Public Accounting Firm" in the definitive proxy statement related to our 2024 Annual Meeting of Stockholders, which is to be filed with the SEC within 120 days following the end of our 2023 fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of Documents filed as a part of this 2023 Form 10–K

1. *Financial Statements.* The following financial statements are filed as a part of this 2023 Form 10-K.

Report of Independent Registered Public Accounting Firm (PCAOB ID 34)	F–1
Consolidated Balance Sheets	F–3
Consolidated Statements of Operations	F–4
Consolidated Statements of Comprehensive Income	F–5
Consolidated Statements of Equity	F–6
Consolidated Statements of Cash Flows	F–7
Notes to Consolidated Financial Statements	F–8

2. *Financial Statement Schedules*

All financial statement schedules are omitted because they are not applicable or the information is set forth in the consolidated financial statements or notes thereto within Item 8 "Financial Statements and Supplementary Data."

3. *Exhibits*

Exhibit No.	Description
2.1	Separation and Distribution Agreement, dated as of November 3, 2015, by and among Exterran Holdings, Inc., Exterran General Holdings LLC, Exterran Energy Solutions, L.P., Exterran Corporation, AROC Corp., EESLP LP LLC, AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P., incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8–K filed on November 5, 2015
2.2	Amendment No. 1 to Separation and Distribution Agreement, dated as of December 15, 2015, by and among Archrock, Inc., formerly named Exterran Holdings, Inc., Exterran General Holdings LLC, Exterran Energy Solutions, L.P., Exterran Corporation, AROC Corp., EESLP LP LLC, AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P., incorporated by reference to Exhibit 2.3 to the Registrant's Annual Report on Form 10–K for the year ended December 31, 2015
2.3	Agreement and Plan of Merger, dated as of January 1, 2018, by and among Archrock, Inc., Archrock GP LLC, Archrock General Partner, L.P. and Archrock Partners, L.P., incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8–K filed on January 2, 2018

Exhibit No.	Description
2.4	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 11, 2018, by and among Archrock, Inc., Archrock GP LLC, Archrock General Partner, L.P., Archrock Partners, L.P. and Amethyst Merger Sub LLC, incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8–K filed on January 16, 2018
3.1	Composite Restated Certificate of Incorporation of Archrock, Inc., incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10–K for the year ended December 31, 2015
3.2	Fourth Amended and Restated Bylaws of Archrock, Inc. (incorporated by reference to Exhibit 3.1 of Archrock Inc.'s Current Report on Form 8–K filed on July 28, 2023)
4.1	Indenture, dated as of March 21, 2019, by and among Archrock Partners, L.P., Archrock Partners Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8–K filed on March 21, 2019
4.2	Indenture, dated as of December 20, 2019, by and among Archrock Partners, L.P., Archrock Partners Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8–K filed on December 20, 2019
4.3	Description of Common Stock
10.1†	Exterran (now Archrock, Inc.) Employees' Supplemental Savings Plan, incorporated by reference to Exhibit 10.30 of the Registrant's Annual Report on Form 10–K for the year ended December 31, 2007
10.2†	Summary of Donna A. Henderson Compensation Arrangement, incorporated by reference to Exhibit 10.50 to the Registrant's Annual Report on Form 10–K for the year ended December 31, 2015
10.3†	Summary of Jason Ingersoll Compensation Arrangement, incorporated by reference to Exhibit 10.51 to the Registrant's Annual Report on Form 10–K for the year ended December 31, 2015
10.4†	Form of Compensation Letter applicable to Mr. Childers, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8–K filed on August 4, 2016.
10.5†	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8–K filed on November 5, 2015
10.6†	Exterran Holdings, Inc. (now Archrock, Inc.) Directors' Stock and Deferral Plan, incorporated by reference to Exhibit 10.16 of the Registrant's Current Report on Form 8–K filed on August 23, 2007
10.7†	First Amendment to Exterran Holdings, Inc. (now Archrock, Inc.) Directors' Stock and Deferral Plan, incorporated by reference to Exhibit 10.22 of the Registrant's Annual Report on Form 10–K for the year ended December 31, 2008
10.8†	Second Amendment to Exterran Holdings, Inc. (now Archrock, Inc.) Directors' Stock and Deferral Plan, incorporated by reference to Exhibit 10.16 to the Registrant's Current Report on Form 8–K filed on November 5, 2015
10.9†	Form of Employment Letter applicable to Messrs. Childers and Ingersoll, incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8–K filed on November 5, 2015
10.10†	Form of Severance Benefit Agreement applicable to Messrs. Childers and Ingersoll, incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8–K filed on November 5, 2015
10.11†	Form of Change of Control Agreement applicable to Messrs. Childers and Ingersoll, incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8–K filed on November 5, 2015
10.12†	Archrock, Inc. 2017 Employee Stock Purchase Plan, incorporated by reference to Annex A to the Registrant's Definitive Proxy Statement on Schedule 14A filed March 16, 2017

Exhibit No.	Description
10.13†	Form of Amendment to Severance Benefit Agreement incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10–Q for the quarter ended June 30, 2017
10.14†	Form of Second Amendment to Severance Benefit Agreement, incorporated by reference to Exhibit 10.73 to the Registrant's Annual Report on Form 10–K for the year ended December 31, 2017
10.15	Pledge and Security Agreement, dated as of March 30, 2017, among Archrock Partners Operating LLC and the other Grantors party thereto in favor or JPMorgan Chase Bank, N.A., as Administrative Agent, incorporated by reference to Exhibit 10.2 to Archrock Partners, L.P.'s Current Report on Form 8–K filed on April 5, 2017.
10.16	Omnibus Joinder Agreement, dated as of April 26, 2018, by and among Archrock, Inc., Archrock Services, L.P., AROC Corp., AROC Services GP LLC, AROC Services LP LLC, Archrock Services Leasing LLC, Archrock GP LP LLC, and Archrock MLP LP LLC and acknowledged and accepted by JPMorgan Chase Bank, N.A., as the Administrative Agent, incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8–K filed on April 26, 2018
10.17	Amendment and Supplement to Pledge and Security Agreement dated as of April 26, 2018, by and among Archrock Partners Operating LLC, Archrock Partners, L.P., Archrock Partners Finance Corp., Archrock Partners Leasing LLC, Archrock, Inc., Archrock Services, L.P., AROC Corp., AROC Services GP LLC, AROC Services LP LLC, Archrock Services Leasing LLC, Archrock GP LP LLC, Archrock MLP LP LLC and JPMorgan Chase Bank, N.A., as the Administrative Agent, incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8–K filed on April 26, 2018
10.18†	Form of Employment Letter applicable to Mr. Douglas S. Aron, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8–K filed on July 12, 2018
10.19†	Form of Change of Control Agreement applicable to Mr. Douglas S. Aron, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8–K filed on July 12, 2018
10.20†	Form of Archrock, Inc. Award Notice and Agreement for Restricted Stock, incorporated by reference to Exhibit 10.85 to the Registrant's Annual Report on Form 10–K filed on February 20, 2019
10.21†	Form of Archrock, Inc. Award Notice and Agreement for Performance Units (Cash–Settled), incorporated by reference to Exhibit 10.87 to the Registrant's Annual Report on Form 10–K filed on February 20, 2019
10.22†	Form of Archrock, Inc. Award Notice and Agreement for Performance Units (Stock–Settled), incorporated by reference to Exhibit 10.88 to the Registrant's Annual Report on Form 10–K filed on February 20, 2019
10.23	Purchase Agreement, dated as of March 7, 2019, by and among Archrock Partners, L.P., Archrock Partners Finance Corp., Archrock, Inc., the other guarantors party thereto and J.P. Morgan Securities LLC, as representative of the initial purchasers named therein, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8–K filed on March 8, 2019
10.24	Omnibus Joinder Agreement, dated as of March 21, 2019, by and among Archrock GP LLC, Archrock Partners Corp., Archrock General Partner, L.P. and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8–K filed on March 21, 2019
10.25	Purchase Agreement, dated as of December 16, 2019, by and among Archrock Partners, L.P., Archrock Partners Finance Corp., Archrock, Inc., the other guarantors party thereto and RBC Capital Markets, LLC, as representative of the initial purchasers named therein, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8–K filed on December 17, 2019

Exhibit No.	Description
10.26†	Form of Compensation Letter applicable to Messrs. Childers, Aron, Ingersoll and Thode and Mme. Hildebrandt, incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8–K filed on April 30, 2020
10.27	Purchase Agreement, dated as of December 14, 2020, by and among Archrock Partners, L.P., Archrock Partners Finance Corp., Archrock, Inc., the other guarantors party thereto and RBC Capital Markets, LLC, as representative of the initial purchasers named therein, incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8–K filed on December 15, 2020
10.28†	Archrock Deferred Compensation Plan, dated as of October 28, 2021, incorporated by reference to Exhibit 10.41 to Registrant's Annual Report on Form 10-K filed on February 22, 2023
10.29†	Archrock, Inc. 2020 Stock Incentive Plan, incorporated by reference to Annex A to the Registrant's Definitive Proxy Statement on Schedule 14A filed on March 17, 2020
10.30†	Form of Letter Agreement, incorporated by reference to Exhibit 10.99 of the Registrant's Annual Report on Form 10–K filed on February 23, 2022
10.31†	Form of Archrock, Inc. Award Notice and Agreement for Restricted Stock, incorporated by reference to Exhibit 10.100 of the Registrant's Annual Report on Form 10–K filed on February 23, 2022
10.32†	Form of Archrock, Inc. Award Notice and Agreement for Restricted Stock for Non–Employee Directors, incorporated by reference to Exhibit 10.101 of the Registrant's Annual Report on Form 10–K filed on February 23, 2022
10.33†	Form of Archrock, Inc. Award Notice and Agreement for Restricted Stock Units for Non–Employee Directors, incorporated by reference to Exhibit 10.102 of the Registrant's Annual Report on Form 10–K filed on February 23, 2022
10.34†	Form of Archrock, Inc. Award Notice and Agreement for Performance Units (Cash–Settled), incorporated by reference to Exhibit 10.103 of the Registrant's Annual Report on Form 10–K filed on February 23, 2022
10.35†	Form of Archrock, Inc. Award Notice and Agreement for Performance Units (Stock–Settled), incorporated by reference to Exhibit 10.104 of the Registrant's Annual Report on Form 10–K filed on February 23, 2022
10.36†	Form of Compensation Letter (incorporated by reference and filed as Exhibit 10.1 to Form 8–K filed on April 30, 2020), incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8–K filed on June 21, 2021
10.37	Amended and Restated Credit Agreement, dated as of May 16, 2023, by and among Archrock, Inc., Archrock Partners Operating LLC, Archrock Services, L.P., the other Loan Parties thereto, the Lenders thereto, and JPMorgan Chase Bank, N.A., as the Administrative Agent, incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on May 18, 2023
10.38	Retention Incentive Agreement, dated January 25, 2024, by and between Archrock, Inc. and D. Bradley Childers, incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on January 26, 2024
10.39	Fourth Amended and Restated Omnibus Agreement, dated November 3, 2015, by and among Archrock, Inc. (formerly named Exterran Holdings, Inc.), Archrock Services, L.P. (formerly named Exterran US Services OpCo, L.P.), Archrock GP LLC (formerly named Exterran GP, LLC), Archrock General Partner, L.P. (formerly named Exterran General Partner, L.P.), Archrock Partners, L. P. (formerly named Exterran Partners, L.P.) and Archrock Partners Operating LLC, incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10–K filed on February 29, 2016 (portions of this exhibit have been omitted by redacting a portion of the text (indicated by asterisks in the text) and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment)

Exhibit No.	Description
10.40	First Amendment to Fourth Amended and Restated Omnibus Agreement, dated November 19, 2016, by and among Archrock, Inc., Archrock Services, L.P., Archrock GP LLC, Archrock General Partner, L.P., Archrock Partners, L.P., and Archrock Partners Operating LLC incorporated by reference to the Registrant's Current Report on Form 8–K filed on November 23, 2016 (portions of this exhibit have been omitted by redacting a portion of the text (indicated by asterisks in the text) and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment)
10.41	Tax Matters Agreement, dated as of November 3, 2015, by and between Exterran Holdings, Inc. (now Archrock, Inc.) and Exterran Corporation, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8–K filed on November 5, 2015
21.1*	List of Subsidiaries of Archrock, Inc.
23.1*	Consent of Deloitte & Touche LLP
31.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes–Oxley Act of 2002
31.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes–Oxley Act of 2002
32.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002
32.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002
97.1*	Archrock's Compensation Recovery Policy, dated effective October 2, 2023
101.1*	Interactive data files pursuant to Rule 405 of Regulation S–T
104.1*	Cover page interactive data files pursuant to Rule 406 of Regulation S–T

†   Management contract or compensatory plan or arrangement.

*   Filed herewith.

**   Furnished, not filed.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Archrock, Inc.

/s/ D. Bradley Childers

D. Bradley Childers
President and Chief Executive Officer

February 21, 2024

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints D. Bradley Childers, Douglas S. Aron, Donna A. Henderson and Stephanie C. Hildebrandt, and each of them, his or her true and lawful attorneys–in–fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys–in–fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all said attorneys–in–fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 21, 2024.

Signature	Title
/s/ D. Bradley Childers D. Bradley Childers	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Douglas S. Aron Douglas S. Aron	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Donna A. Henderson Donna A. Henderson	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ Anne–Marie N. Ainsworth Anne–Marie N. Ainsworth	Director
/s/ Gordon T. Hall Gordon T. Hall	Director
/s/ Frances Powell Hawes Frances Powell Hawes	Director
/s/ J.W.G. Honeybourne J.W.G. Honeybourne	Director
/s/ James H. Lytal James H. Lytal	Director
/s/ Leonard W. Mallett Leonard W. Mallett	Director
/s/ Jason C. Rebrook Jason C. Rebrook	Director
/s/ Edmund P. Segner, III Edmund P. Segner, III	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Archrock, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Archrock, Inc. and subsidiaries (the "Company") as of December 31, 2023, and 2022, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2024 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Long–Lived Asset Impairment – Refer to Note 21 to the financial statements.

Critical Audit Matter Description

Management's evaluation of whether to retire certain compressor units from its active fleet takes into consideration the future deployment of compression assets that are not of the type, configuration, condition, make or model that are cost efficient to maintain and operate. Once a compressor unit is retired from the active fleet, it is tested for impairment. During the year ended December 31, 2023, the Company retired 105 units from the active fleet resulting in an impairment charge of $12 million. The determination of impairment requires management to make significant estimates and assumptions related to the timing of the identification of compressor units for removal. Changes in these assumptions could have a significant impact on the amount of impairment charged.

We identified long-lived asset impairment as a critical audit matter due to the materiality of the property, plant and equipment balance, high degree of auditor judgment in auditing the decisions on when compressor units are retired from the active fleet, and an increased extent of effort, including the need to involve fair value specialists when performing audit procedures to evaluate the reasonableness of management's assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's determination of whether to retire compressor units from the active fleet included the following, among others:

- We evaluated the reasonableness of management's identification of the compressor units for removal from the active fleet, including assessments of units that are not of the type, configuration, condition, make, or model that are cost efficient to maintain or operate, by performing the following procedures:

  – Held discussions with management to determine the nature and cause of the unit being retired from the active fleet when compared to other idle assets residing in similar location or of the same model type.

  – Comparing the rationale for compression units identified with historical rationales made for compression units of a similar type, configuration, make, or model.

  – For a sample of compressor units retired from the active fleet, determined whether units were (1) properly segregated from the active fleet, (2) identified appropriately in the system, and (3) no longer operating and generating revenue.

  – For a sample of compressor units not retired, made inquiries of management and others within the Company with knowledge of the type, configuration, condition, make, or model and operating costs of the specific compressor units to identify if any units not retired exhibit characteristics indicating that they should be retired.

  – Read available peer company data and other external sources for information supporting or contradicting management's conclusions.

- With the assistance of our fair value specialists, we evaluated the fair market values assigned by management on impaired units.

Our audit procedures also included testing the effectiveness of internal controls over the long-lived asset impairment process, including those over the identification of units to be retired from the active fleet and assessed for impairment.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 21, 2024
We have served as the Company's auditor since 2007

Archrock, Inc.
Consolidated Balance Sheets
(in thousands, except par value and share amounts)

| | December 31, | |
	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 1,338	$ 1,566
Accounts receivable, net of allowance of $587 and $1,674, respectively	124,069	137,544
Inventory	81,761	84,622
Other current assets	5,989	8,228
Total current assets	213,157	231,960
Property, plant and equipment, net	2,301,982	2,199,253
Operating lease right-of-use assets	14,097	16,706
Intangible assets, net	30,182	37,077
Contract costs, net	37,739	34,736
Deferred tax assets	3,192	33,353
Other assets	47,733	37,079
Non-current assets of discontinued operations	7,868	8,586
Total assets	$ 2,655,950	$ 2,598,750
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable, trade	$ 61,026	$ 64,324
Accrued liabilities	85,381	76,915
Deferred revenue	5,736	7,332
Total current liabilities	152,143	148,571
Long-term debt	1,584,869	1,548,334
Operating lease liabilities	12,271	14,861
Deferred tax liabilities	4,921	854
Other liabilities	22,857	17,569
Non-current liabilities of discontinued operations	7,868	7,868
Total liabilities	1,784,929	1,738,057
Commitments and contingencies (Note 16)		
Equity:		
Preferred stock: $0.01 par value per share, 50,000,000 shares authorized, zero issued	—	—
Common stock: $0.01 par value per share, 250,000,000 shares authorized, 164,984,401 and 163,439,013 shares issued, respectively	1,650	1,634
Additional paid-in capital	3,470,576	3,456,777
Accumulated deficit	(2,499,931)	(2,509,133)
Treasury stock: 9,020,454 and 7,810,548 common shares, at cost, respectively	(101,274)	(88,585)
Total equity	871,021	860,693
Total liabilities and equity	$ 2,655,950	$ 2,598,750

The accompanying notes are an integral part of these consolidated financial statements.

Archrock, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31,		
	2023	2022	2021
Revenue:			
Contract operations	$ 809,439	$ 677,801	$ 648,311
Aftermarket services	180,898	167,767	133,150
Total revenue	990,337	845,568	781,461
Cost of sales (excluding depreciation and amortization):			
Contract operations	306,748	278,898	244,486
Aftermarket services	142,271	140,586	114,431
Total cost of sales (excluding depreciation and amortization)	449,019	419,484	358,917
Selling, general and administrative	116,639	117,184	107,167
Depreciation and amortization	166,241	164,259	178,946
Long-lived and other asset impairment	12,041	21,442	21,397
Restructuring charges	1,775	—	2,903
Interest expense	111,488	101,259	108,135
Gain on sale of assets, net	(10,199)	(40,494)	(30,258)
Other expense (income), net	1,086	1,845	(4,707)
Income before income taxes	142,247	60,589	38,961
Provision for income taxes	37,249	16,293	10,744
Net income	$ 104,998	$ 44,296	$ 28,217
Basic and diluted earnings per common share	$ 0.67	$ 0.28	$ 0.18
Weighted average common shares outstanding:			
Basic	154,126	153,281	151,684
Diluted	154,344	153,410	151,830

The accompanying notes are an integral part of these consolidated financial statements.

Archrock, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,					
	2023		**2022**		**2021**	
Net income	$	104,998	$	44,296	$	28,217
Other comprehensive income, net of tax:						
Interest rate swap gain, net of reclassifications to earnings		—		574		3,159
Amortization of dedesignated interest rate swap		—		410		863
Total other comprehensive income, net of tax		—		984		4,022
Comprehensive income	$	104,998	$	45,280	$	32,239

The accompanying notes are an integral part of these consolidated financial statements.

Archrock, Inc.
Consolidated Statements of Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total
	Amount	Shares				Amount	Shares	
Balance at December 31, 2020	$ 1,600	160,014,960	$ 3,424,624	$ (2,401,988)	$ (5,006)	$ (83,673)	(7,052,769)	$ 935,557
Shares withheld related to net settlement of equity awards	—	—	—	—	—	(2,465)	(283,972)	(2,465)
Cash dividends ($0.58 per common share)	—	—	—	(89,343)	—	—	—	(89,343)
Shares issued in ESPP	1	89,988	712	—	—	—	—	713
Stock-based compensation, net of forfeitures	10	1,020,756	11,326	—	—	—	(80,660)	11,336
Net proceeds from issuance of common stock	4	357,148	3,397	—	—	—	—	3,401
Comprehensive income								—
Net income	—	—	—	28,217	—	—	—	28,217
Other comprehensive income	—	—	—	—	4,022	—	—	4,022
Balance at December 31, 2021	$ 1,615	161,482,852	$ 3,440,059	$ (2,463,114)	$ (984)	$ (86,138)	(7,417,401)	$ 891,438
Shares withheld related to net settlement of equity awards	—	—	—	—	—	(2,447)	(283,024)	(2,447)
Cash dividends ($0.58 per common share)	—		—	(90,315)	—	—	—	(90,315)
Shares issued under ESPP	1	92,469	632	—	—	—	—	633
Stock-based compensation, net of forfeitures	14	1,416,672	11,914	—	—	—	(110,123)	11,928
Net proceeds from issuance of common stock	4	447,020	4,172	—	—	—	—	4,176
Comprehensive income								—
Net income	—	—	—	44,296	—	—	—	44,296
Other comprehensive income	—	—	—	—	984	—	—	984
Balance at December 31, 2022	$ 1,634	163,439,013	$ 3,456,777	$ (2,509,133)	$ —	$ (88,585)	(7,810,548)	$ 860,693
Shares repurchased	—	—	—	—	—	(8,860)	(750,374)	(8,860)
Shares withheld related to net settlement of equity awards	—	—	—	—	—	(3,829)	(388,128)	(3,829)
Cash dividends ($0.61 per common share)	—		—	(95,796)	—	—	—	(95,796)
Shares issued under ESPP	1	82,359	816	—	—	—	—	817
Stock-based compensation, net of forfeitures	15	1,463,029	12,983	—	—	—	(71,404)	12,998
Net proceeds from issuance of common stock	—	—	—	—	—	—	—	—
Comprehensive income								—
Net income	—	—	—	104,998	—	—	—	104,998
Balance at December 31, 2023	$ 1,650	164,984,401	$ 3,470,576	$ (2,499,931)	$ —	$ (101,274)	(9,020,454)	$ 871,021

The accompanying notes are an integral part of these consolidated financial statements.

Archrock, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 104,998	$ 44,296	$ 28,217
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	166,241	164,259	178,946
Long-lived and other asset impairment	12,041	21,442	21,397
Non-cash restructuring charges	221	—	—
Unrealized change in fair value of investment in unconsolidated affiliate	973	1,864	—
Inventory write-downs	545	1,640	997
Amortization of operating lease right-of-use assets	3,319	3,206	3,880
Amortization of deferred financing costs	5,729	5,152	10,127
Amortization of debt premium	(2,006)	(2,006)	(2,006)
Amortization of capitalized implementation costs	2,624	1,984	—
Amortization of dedesignated interest rate swap	—	410	863
Interest rate swaps	—	631	3,539
Stock-based compensation expense	12,998	11,928	11,336
Provision for (benefit from) credit losses	224	206	(90)
Gain on sale of assets, net	(10,199)	(12,396)	(11,313)
Gain on sale of business	—	(28,098)	(18,945)
Deferred income tax provision	35,658	15,229	10,379
Amortization of contract costs	21,289	19,162	19,990
Deferred revenue recognized in earnings	(16,464)	(20,956)	(10,382)
Changes in operating assets and liabilities:			
Accounts receivable, net	(9,123)	(19,971)	4,445
Inventory	4,189	(10,520)	(12,989)
Other assets	(1,895)	(2,653)	635
Contract costs	(24,292)	(29,575)	(16,991)
Accounts payable and other liabilities	(12,166)	13,529	5,269
Deferred revenue	15,386	24,642	10,217
Other	(103)	45	(121)
Net cash provided by operating activities	310,187	203,450	237,400
Cash flows from investing activities:			
Capital expenditures	(298,632)	(239,867)	(97,885)
Proceeds from sale of business	—	99,611	83,345
Proceeds from sale of property, equipment and other assets	72,206	20,654	29,562
Proceeds from insurance and other settlements	1,222	3,353	1,085
Investments in unconsolidated entities	(7,287)	(14,667)	—
Net cash provided by (used in) investing activities	(232,491)	(130,916)	16,107
Cash flows from financing activities:			
Borrowings of long-term debt	802,825	826,733	704,751
Repayments of long-term debt	(767,050)	(809,983)	(863,251)
Payments of debt issuance costs	(6,031)	—	(2,451)
Payments for settlement of interest rate swaps that include financing elements	—	(1,334)	(4,390)
Dividends paid to stockholders	(95,796)	(90,315)	(89,343)
Net proceeds from issuance of common stock	—	4,176	3,401
Repurchases of common stock	(8,860)	—	—
Taxes paid related to net share settlement of equity awards	(3,829)	(2,447)	(2,465)
Proceeds from stock issued under ESPP	817	633	713
Net cash used in financing activities	(77,924)	(72,537)	(253,035)
Net increase (decrease) in cash and cash equivalents	(228)	(3)	472
Cash and cash equivalents, beginning of period	1,566	1,569	1,097
Cash and cash equivalents, end of period	$ 1,338	$ 1,566	$ 1,569
Supplemental disclosure of cash flow information:			
Interest paid	$ 107,765	$ 98,406	$ 100,002
Income taxes paid, net	(1,311)	(407)	(247)
Supplemental disclosure of non-cash investing and financing transactions:			
Accrued capital expenditures	$ 25,689	$ 9,899	$ 7,641

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business

We are an energy infrastructure company with a primary focus on midstream natural gas compression. We are the leading provider of natural gas compression services to customers in the oil and natural gas industry throughout the U.S. and a leading supplier of aftermarket services to customers that own compression equipment in the U.S. We operate in two business segments: contract operations and aftermarket services. Our predominant segment, contract operations, primarily includes designing, sourcing, owning, installing, operating, servicing, repairing and maintaining our owned fleet of natural gas compression equipment to provide natural gas compression services to our customers. In our aftermarket services business, we sell parts and components and provide operations, maintenance, overhaul and reconfiguration services to customers who own compression equipment.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements include the accounts of Archrock and its wholly–owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulations are in thousands of dollars and shares, respectively, unless otherwise noted.

Our Financial Statements are prepared in accordance with GAAP and the rules and regulations of the SEC. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected as of the reporting date. Management believes that the estimates and assumptions used are reasonable.

Except as otherwise noted, any capitalized term used but not defined in our Financial Statements shall have the same meaning provided in our 2023 Form 10-K.

Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Credit Losses

The contractual life of our trade receivables is primarily 30 days based on the payment terms specified in the contract. Contract operations services are generally billed monthly at the beginning of the month in which service is being provided. Aftermarket services billings typically occur when parts are delivered or service is completed. Due to the short–term nature of our trade accounts receivable, we consider the amortized cost to be the same as the carrying value amount of the receivable, excluding the allowance for credit losses.

We recognize an allowance for credit losses when a receivable is recorded, even when the risk of loss is remote. We utilize an aging schedule to determine our allowance for credit losses, and measure expected credit losses on a collective (pool) basis when similar risk characteristics exist. We rely primarily on ratings assigned by external rating agencies and credit monitoring services to assess credit risk and aggregate customers first by low, medium or high-risk asset pools, and then by delinquency status. We also consider the internal risk associated with geographic location and the services we provide to the customer when determining asset pools. If a customer does not share similar risk characteristics with other customers, we evaluate the customer's outstanding trade receivables for expected credit losses on an individual basis. Each reporting period, we reassess our customers' risk profiles and determine the appropriate asset pool classification, or perform individual assessments of expected credit losses, based on the customers' risk characteristics at the reporting date.

Loss rates are separately determined for each asset pool based on the length of time a trade receivable has been outstanding. We analyze two years of internal historical loss data, including the effects of prepayments, write–offs and subsequent recoveries, to determine our historical loss experience. Our historical loss information is a relevant data point for estimating credit losses, as the data closely aligns with trade receivables due from our customers. Ratings assigned by external rating agencies and credit monitoring services consider past performance and forecasts of future economic conditions in assessing credit risk.

Inventory

Inventory consists of parts used for maintenance of natural gas compression equipment. Inventory is stated at the lower of cost and net realizable value using the average cost method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight–line method over their estimated useful lives as follows:

Compression equipment, facilities and other fleet assets	3 to 30 years
Buildings	20 to 35 years
Transportation and shop equipment	3 to 10 years
Computer hardware and software	3 to 5 years
Other	3 to 10 years

Major improvements that extend the useful life of an asset are capitalized and depreciated over the estimated useful life of the major improvement, up to seven years. Repairs and maintenance are expensed as incurred.

Leases

We determine if an arrangement is a lease, or contains a lease, at inception and record the leases in our consolidated financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. We recognize ROU assets and liabilities based on the present value of lease payments over the lease term. As the discount rate implicit in the lease is rarely readily determinable, we estimate our incremental borrowing rate using information available at commencement date in determining the present value of the lease payments.

The lease term includes options to extend when we are reasonably certain to exercise the option. Short–term leases, those with an initial term of 12 months or less, are not recorded on the balance sheet. Variable costs such as our proportionate share of actual costs for utilities, common area maintenance, property taxes and insurance are not included in the lease liability and are recognized in the period in which they are incurred. Operating lease expense for lease payments is recognized on a straight–line basis over the term of the lease.

Our facility leases, of which we are the lessee, contain lease and nonlease components, which we have elected to account for as a single lease component, as the nonlease components are not significant to the total consideration of the contract and separating the nonlease component would have no effect on lease classification.

For contract operations service agreements in which we are a lessor, as the services nonlease component is predominant over the compression package lease component, we do not account for these agreements as operating leases.

Impairment of Long–Lived Assets

We review long–lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressors from our active fleet, indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected from the use of the asset and its eventual disposition are less than its carrying amount. Impairment losses are recognized in the period in which the impairment occurs and represent the excess of the asset carrying value over its fair value.

Internal–Use Software

Certain of our contracts have been deemed to be hosting arrangements that are service contracts, including those related to the cloud migration of our ERP system and cloud services for our new mobile workforce, telematics and inventory management tools. Certain costs incurred for the implementation of a hosting arrangement that is a service contract are capitalized and amortized on a straight–line basis over the term of the respective contract. Amortization begins for each component of the hosting arrangement when the component becomes ready for its intended use.

Capitalized implementation costs are presented in other assets, the same line item in our consolidated balance sheets that a prepayment of the fees for the associated hosting arrangement would be presented. Amortization expense of the capitalized implementation costs is presented in SG&A, the same line item in our consolidated statements of operations as the expense for fees for the associated hosting arrangement.

Revenue Recognition

We recognize revenue when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we are entitled to receive in exchange for those goods or services. Sales and usage–based taxes that are collected from the customer are excluded from revenue.

Contract Operations

Natural gas compression services. Natural gas compression services are generally satisfied over time, as the customer simultaneously receives and consumes the benefits provided by these services. Our performance obligation is a series in which the unit of service is one month, as the customer receives substantially the same benefit each month from the services regardless of the type of service activity performed, which may vary. If the transaction price is based on a fixed fee, revenue is recognized monthly on a straight–line basis over the period that we are providing services to the customer. Amounts invoiced to customers for costs associated with moving our compression assets to a customer site are also included in the transaction price and are amortized over the initial contract term. We do not consider the effects of the time value of money, as the expected time between the transfer of services and payment for such services is less than one year.

Variable consideration exists if customers are billed at a lesser standby rate when a unit is not running. We recognize revenue for such variable consideration monthly, as the invoice corresponds directly to the value transferred to the customer based on our performance completed to date. The rate for standby service is lower to reflect the decrease in costs and effort required to provide standby service when a unit is not running.

Billable Maintenance Service. We perform billable maintenance service on our natural gas compression equipment at the customer's request on an as–needed basis. The performance obligation is satisfied, and revenue is recognized at the agreed–upon transaction price at the point in time when service is complete and the customer has accepted the work performed and can obtain the remaining benefits of the service that the unit will provide.

Aftermarket Services

OTC Parts and Components Sales. For sales of OTC parts and components, the performance obligation is generally satisfied at the point in time when delivery takes place, and the customer obtains control of the part or component. The transaction price is the fixed sales price for the part stated in the contract. Revenue is recognized upon delivery, as we have a present right to payment and the customer has legal title.

Maintenance, Overhaul and Reconfiguration Services. For our service activities, the performance obligation is satisfied over time, as the work performed enhances the customer–controlled asset and another entity would not have to substantially re–perform the work we completed if they were to fulfill the remaining performance obligation. The transaction price may be a fixed monthly service fee, a fixed quoted fee or entirely variable, calculated on a time and materials basis.

For service provided based on a fixed monthly fee, the performance obligation is a series in which the unit of service is one month. The customer receives substantially the same benefit each month from the service, regardless of the type of service activity performed, which may vary. As the progress towards satisfaction of the performance obligation is measured based on the passage of time, revenue is recognized monthly based on the fixed fee provided for in the contract.

For service provided based on a quoted fixed fee, progress towards satisfaction of the performance obligation is measured using an input method based on the actual amount of labor and material costs incurred. The amount of the transaction price recognized as revenue each reporting period is determined by multiplying the transaction price by the ratio of actual costs incurred to date to total estimated costs expected for the service. Significant judgment is involved in the estimation of the progress to completion. Any adjustments to the measure of the progress to completion are accounted for on a prospective basis. Changes to the scope of service are recognized as an adjustment to the transaction price in the period in which the change occurs.

Service provided based on time and materials is generally short–term in nature and labor rates and parts pricing is agreed upon prior to commencing the service. We apply an estimated gross margin percentage, which is fixed based on historical time and materials–based service, to actual costs incurred. We evaluate the estimated gross margin percentage at the end of each reporting period and adjust the transaction price as appropriate.

Contract Assets and Liabilities

We recognize a contract asset when we have the right to consideration in exchange for goods or services transferred to a customer when the right is conditioned on something other than the passage of time. We recognize a contract liability when we have an obligation to transfer goods or services to a customer for which we have already received consideration.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period of the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax–planning strategies and results of recent operations. If a valuation allowance was previously recorded and we subsequently determined we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax assets' valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with the accounting standard on income taxes under a two–step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more–likely–than–not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents and trade accounts receivable. Our temporary cash investments have a zero–loss expectation because we maintain minimal balances in our cash investment accounts and have no history of loss. Trade accounts receivable are due from companies of varying size engaged principally in oil and natural gas activities throughout the U.S; therefore, our customers may be similarly affected by changes in economic and other conditions within the industry. We perform periodic evaluations of our customers' financial condition, including monitoring our customers' payment history and current credit worthiness to manage this risk. We generally do not obtain collateral for trade receivables, but we may require payment in advance. Payment terms are on a short–term basis and in accordance with industry practice. We consider this credit risk to be limited due to these companies' financial resources, the nature of the products and services we provide and the terms of our customer agreements.

During the years ended December 31, 2023, 2022 and 2021, no customers accounted for more than 10% of our consolidated revenues.

3. Recent Accounting Developments

Accounting Standards Updates Not Yet Implemented

Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which will require significant additional disclosures, primarily focused on the disclosure of income taxes paid and the rate reconciliation table. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025 and should be applied on a prospective basis, with a retrospective option. Early adoption is permitted. We are evaluating the impact that the adoption of ASU 2023-09 will have on our consolidated financial statements and related disclosures.

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which will require disclosures of significant expenses for each reportable segment, as well as certain other disclosures to help investors understand how the chief operating decision maker evaluates segment expenses and operating results. ASU 2023-07 will also allow disclosure of multiple measures of segment profitability if those measures are used to allocate resources and assess performance. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis, unless impracticable. Early adoption is permitted. We are evaluating the impact that the adoption of ASU 2023-07 will have on our consolidated financial statements and related disclosures.

Business Combinations – Joint Venture Formations

In August 2023, the FASB issued ASU 2023-05, *Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement,* to reduce diversity in practice and provide decision-useful information to a joint venture's investors by requiring that a joint venture apply a new basis of accounting upon formation. By applying a new basis of accounting, a joint venture will recognize and initially measure its assets and liabilities at fair value, with exceptions to fair value measurement that are consistent with the business combinations guidance, on the date of formation. ASU 2023-05 is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Additionally, a joint venture that was formed before January 1, 2025, may elect to apply the amendments retrospectively if it has sufficient information to do so. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or been made available for issuance, either prospectively or retrospectively. We expect that the adoption of ASU 2023-05 will have no impact on our consolidated financial statements.

4. Dispositions

During 2022, we completed sales of certain contract operations customer service agreements and approximately 770 compressors, comprising approximately 172,000 horsepower, used to provide compression services under those agreements, as well as other assets used to support the operations. We allocated customer–related and contract–based intangible assets based on a ratio of the horsepower sold relative to the total horsepower of the asset group. We recognized an aggregate gain of $28.1 million.

During 2021, we completed sales of certain contract operations customer service agreements and approximately 875 compressors, comprising approximately 140,000 horsepower, used to provide compression services under those agreements, as well as other assets used to support the operations. We allocated customer–related and contract–based intangible assets based on a ratio of the horsepower sold relative to the total horsepower of the asset group. We recognized an aggregate gain of $19.0 million.

5. Accounts Receivable, net

Accounts receivable, net is comprised of the following:

		December 31,		
(in thousands)		**2023**		**2022**
Customer related:				
Third party	$	116,475	$	110,636
Related parties [(1)]		3,839		2,998
Other [(2)]		4,342		25,584
Accounts receivable		124,656		139,218
Allowance for credit losses		(587)		(1,674)
Accounts receivable, net	$	124,069	$	137,544

[(1)]   See Note 28 ("Related Party Transactions") for additional information.
[(2)]   Other receivables primarily consist of amounts due from the sale of used equipment.

The changes in our allowance for credit losses are as follows:

			Year Ended December 31,			
(in thousands)		**2023**		**2022**		**2021**
Balance at beginning of period	$	1,674	$	2,152	$	3,370
Provision for (benefit from) credit losses		224		206		(90)
Write-offs charged against allowance		(1,311)		(684)		(1,128)
Balance at end of period	$	587	$	1,674	$	2,152

6. Inventory

Inventory is comprised of the following:

(in thousands)		December 31,		
		2023		**2022**
Parts and supplies	$	70,759	$	70,228
Work in progress		11,002		14,394
Inventory	$	81,761	$	84,622

During the years ended December 31, 2023, 2022 and 2021 we recorded write–downs to inventory of $0.5 million, $1.6 million and $1.0 million, respectively, for inventory considered to be excess, obsolete or carried at an amount in excess of net realizable value.

7. Property, Plant and Equipment, net

Property, plant and equipment, net is comprised of the following:

(in thousands)		December 31,		
		2023		**2022**
Compression equipment, facilities and other fleet assets	$	3,326,919	$	3,234,239
Land and buildings		30,169		44,304
Transportation and shop equipment		100,474		93,189
Computer hardware and software		77,532		77,357
Other		5,678		5,754
Property, plant and equipment		3,540,772		3,454,843
Accumulated depreciation		(1,238,790)		(1,255,590)
Property, plant and equipment, net	$	2,301,982	$	2,199,253

Depreciation expense was $159.3 million, $155.4 million and $167.6 million during the years ended December 31, 2023, 2022 and 2021, respectively. Assets under construction of $64.7 million and $92.5 million at December 31, 2023 and 2022, respectively, primarily consisted of compression equipment, facilities and other fleet assets**.**

8. Leases

We have operating leases and subleases for office space, temporary housing, storage and shops. Our leases have remaining lease terms of less than one year to approximately nine years and most include options to extend the lease term, at our discretion, for an additional one to ten years. We are not, however, reasonably certain that we will exercise any of the options to extend them and as such, they have not been included in the remaining lease terms.

Financial and other supplemental information related to our operating leases is as follows:

(in thousands)	Classification	December 31,		
		2023		**2022**
ROU assets	Operating lease ROU assets	$ 14,097	$	16,706
Lease liabilities				
Current	Accrued liabilities	$ 3,160	$	3,244
Noncurrent	Operating lease liabilities	12,271		14,861
Total lease liabilities		$ 15,431	$	18,105

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Operating lease cost	$ 4,131	$ 4,041	$ 4,836
Short-term lease cost	412	447	169
Variable lease cost	1,881	1,802	2,123
Total lease cost	$ 6,424	$ 6,290	$ 7,128

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Operating cash flows - cash paid for amounts included in the measurement of operating lease liabilities	$ 6,157	$ 5,951	$ 6,568
Operating lease ROU assets obtained in exchange for lease liabilities, net [1]	710	2,421	2,135

[1] Includes decreases to our ROU assets of $0.04 million, $0.2 million, and $0.3 million related to lease amendments and terminations during 2023, 2022 and 2021 respectively.

	December 31,		
	2023	**2022**	**2021**
Weighted average remaining lease term (in years)	6.0	6.7	7.2
Weighted average discount rate	4.9 %	4.7 %	4.6 %

Remaining maturities of our lease liabilities as of December 31, 2023 are as follows:

(in thousands)	
2024	$ 3,577
2025	2,979
2026	2,556
2027	2,374
2028	2,193
Thereafter	4,295
Total lease payments	17,974
Less: Interest	(2,543)
Total lease liabilities	$ 15,431

9. Intangible Assets, net

Intangible assets include customer relationships associated with various business and asset acquisitions. These acquired intangible assets were recorded at fair value determined as of the date of acquisition and are being amortized over the period we expect to benefit from the assets.

Intangible assets, net is comprised of the following:

	December 31,	
(in thousands)	**2023**	**2022**
Gross carrying amount	$ 142,336	$ 141,462
Accumulated amortization	(112,154)	(104,385)
Intangible assets, net	$ 30,182	$ 37,077

Intangible assets are amortized on a straight–line basis with estimated useful lives ranging from 15 to 25 years. Amortization expense was $6.9 million, $8.9 million and $11.3 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Estimated amortization expense for each of the subsequent five fiscal years is expected to be as follows:

(in thousands)		
2024	$	5,721
2025		3,595
2026		3,032
2027		2,157
2028		1,803
Thereafter		13,874
Total	$	30,182

10. Contract Costs

We capitalize incremental costs to obtain a contract with a customer if we expect to recover those costs. Capitalized contract costs included commissions paid to our sales force to obtain contract operations contracts. We expense commissions paid for sales of service contracts and OTC parts and components within our aftermarket services segment, as the amortization period is less than one year. We had contract costs of $2.2 million and $3.0 million associated with sales commissions recorded in our consolidated balance sheets as of December 31, 2023 and 2022, respectively.

We capitalize costs incurred to fulfill a contract if those costs relate directly to a contract, enhance resources that we will use in satisfying performance obligations and if we expect to recover those costs. Contract costs incurred to fulfill our customer contracts include freight charges to transport compression assets before transferring services to the customer and mobilization activities associated with our contract operations services. Aftermarket services fulfillment costs are recognized based on the percentage–of–completion method applicable to the customer contract and do not typically result in the recognition of a contract asset. We had contract costs of $18.9 million and $31.7 million associated with freight and mobilization recorded in our consolidated balance sheets as of December 31, 2023 and 2022, respectively.

Contract operation obtainment and fulfillment costs are amortized based on the transfer of service to which the assets relate, which is estimated to be 38 months based on average contract term, including anticipated renewals. We periodically assess whether the 38–month estimate fairly represents the average contract term and adjust as appropriate. Contract costs associated with commissions are amortized to SG&A. Contract costs associated with freight and mobilization are amortized to cost of sales (excluding depreciation and amortization). During the years ended December 31, 2023, 2022 and 2021, we amortized $1.9 million, $1.9 million and $2.2 million, respectively, related to sales commissions, and $19.4 million, $17.3 million and $17.8 million, respectively, related to freight and mobilization.

11. Hosting Arrangements

We have hosting arrangements that are service contracts for cloud applications including our ERP, mobile workforce, telematics and inventory management tools.

Capitalized implementation costs and accumulated amortization related to our hosting arrangements that are service contracts are as follows:

	December 31,			
(in thousands)		**2023**		**2022**
Hosting arrangements	$	17,832	$	15,675
Accumulated amortization		(5,320)		(2,637)
Hosting arrangements, net	$	12,512	$	13,038

These costs are included in other assets in our consolidated balance sheets. Amortization expense, which is recorded in SG&A in our consolidated statements of operations, was $2.6 million, $2.0 million and $0.3 million during December 31, 2023, 2022 and 2021, respectively.

12. Investments in Unconsolidated Affiliates

Investments in which we are deemed to exert significant influence, but not control, are accounted for using the equity method of accounting, except in cases where the fair value option is elected. For such investments where we have elected the fair value option, the election is irrevocable and is applied on an investment–by–investment basis at initial recognition.

In April 2022, we agreed to acquire for cash a 25% equity interest in ECOTEC, a company specializing in methane emissions detection, monitoring and management. During the year ended December 31, 2023, we contributed $3.1 million to maintain our 25% ownership interest in ECOTEC. We have elected the fair value option to account for this investment, and during the years ended December 31, 2023 and 2022, we recognized unrealized losses of $1.0 million and $1.9 million, respectively, related to the change in fair value of our investment (see Note 26 ("Fair Value Measurements")). Changes in the fair value of this investment are recognized in other (income) expense, net in our consolidated statements of operations. As of December 31, 2023, our ownership interest in ECOTEC is 25%, which is included in other assets in our consolidated balance sheets.

For ownership interests that are not accounted for under the equity method and that do not have readily determinable fair values, we have elected the fair value measurement alternative to record these investments at cost minus impairment, if any, including adjustments for observable price changes in orderly transactions for an identical or similar investment of the same issuer. Investments in equity securities measured using the fair value measurement alternative are reviewed for impairment or observable price changes in orderly transactions each reporting period.

In November 2023, we agreed to serve as the lead investor in a series A preferred financing round for Ionada, a global carbon capture technology company committed to reducing GHG emissions and creating a sustainable future. Ionada has developed a post-combustion carbon capture solution to reduce carbon dioxide emissions from various small to mid-sized industrial emitters in the energy, marine and e-fuels industries, among others. We have elected the fair value measurement alternative to account for this investment (see Note 26 ("Fair Value Measurements")). Adjustments to the carrying value are recognized in other (income) expense, net in our condensed consolidated statements of operations. Our initial investment in Ionada was $3.8 million and as of December 31, 2023, our fully diluted ownership interest in Ionada is 10%, which is included in other assets in our consolidated balance sheets. Subject to certain conditions, our ownership interest will increase to 24% over the next three years.

13. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,	
(in thousands)	2023	2022
Accrued salaries and other benefits	$ 37,425	$ 22,288
Accrued income and other taxes	7,160	10,108
Accrued interest	22,464	22,380
Other accrued liabilities	18,332	22,139
Accrued liabilities	$ 85,381	$ 76,915

14. Contract Liabilities

As of December 31, 2023 and 2022, our contract liabilities were $7.0 million and $8.0 million, respectively. These liabilities are included in deferred revenue and other liabilities in our consolidated balance sheets.

We deferred revenue of $15.4 million and $24.6 million, respectively, and recognized $16.5 million and $21.0 million, respectively, as revenue during the years ended December 31, 2023 and 2022, respectively. The revenue recognized and deferred during the periods is primarily related to freight billings and milestone billings on aftermarket services.

15. Long–Term Debt

Long–term debt is comprised of the following:

(in thousands)	December 31,		December 31,	
	2023		**2022**	
Credit Facility	$	287,025	$	251,250
6.25% senior notes due April 2028:				
Principal outstanding		800,000		800,000
Unamortized debt premium		8,524		10,530
Unamortized debt issuance costs		(7,081)		(8,744)
		801,443		801,786
6.875% senior notes due April 2027:				
Principal outstanding		500,000		500,000
Unamortized debt issuance costs		(3,599)		(4,702)
		496,401		495,298
Long-term debt	$	1,584,869	$	1,548,334

Credit Facility

As of December 31, 2023, there were $4.5 million letters of credit outstanding under the Credit Facility and the applicable margin on borrowings was 2.1%. The weighted average annual interest rate on the outstanding balance under our Credit Facility, excluding the effect of interest rate swaps, was 7.7% and 6.9% at December 31, 2023 and 2022, respectively. As of December 31, 2023, we were in compliance with all covenants under our Credit Facility agreement. Additionally, all undrawn capacity on our Credit Facility was available for borrowings as of December 31, 2023.

Amendment to the Credit Facility

In May 2023, we amended and restated our Credit Facility to, among other things extend the maturity date of the Credit Facility from November 8, 2024 to May 16, 2028 (or December 2, 2026 or December 3, 2027, as applicable, if any portion of 2027 Senior Notes and 2028 Senior Notes, respectively, remain outstanding at such date); change the referenced rate from LIBOR to SOFR so that borrowings under the Credit Facility bear interest at, based on our election, either a base rate or SOFR, plus an applicable margin; and increase the portion of the Credit Facility available for the issuance of swing line loans from $50.0 million to $75.0 million.

We incurred $6.0 million in transaction costs related to the Amended and Restated Credit Agreement, which were included in other assets in our condensed consolidated balance sheets and are being amortized over the remaining term of the Credit Facility. In addition, we wrote off $1.0 million of unamortized deferred financing costs as a result of the Amended and Restated Credit Agreement, which was recorded to interest expense in our condensed consolidated statements of operations during the year ended December 31, 2023.

Other Facility Terms

As of December 31, 2023, our Credit Facility had an aggregate borrowing commitment of $750.0 million. Subject to certain conditions, including approval by the lenders, we are able to increase the aggregate commitments under the Credit Facility by up to an additional $250.0 million. Portions of the Credit Facility, up to $75.0 million, are available for the issuance of swing line loans and $50.0 million is available for the issuance of letters of credit.

The Credit Facility bears interest at either a base rate or SOFR, at our option, plus an applicable margin. The base rate is the highest of (i) the Prime Rate, (ii) the Federal Funds Effective Rate plus 0.50% and (iii) one-month SOFR plus 1.00%. Depending on our leverage ratio, the applicable margin varies (i) in the case of base rate loans, from 1.00% to 1.75% and (ii) in the case of SOFR loans, from 2.00% to 2.75%.

Additionally, we are required to pay commitment fees based on the daily unused amount of the Credit Facility at a rate of 0.25% to 0.375% depending on the ratio of the outstanding balance to the aggregate borrowing commitment. We incurred $1.7 million, $1.9 million and $2.0 million in commitment fees during 2023, 2022 and 2021, respectively.

The Credit Facility borrowing base consists of eligible accounts receivable, inventory and compressors, the largest of which is compressors. Borrowings under the Credit Facility are secured by substantially all of our personal property assets and certain of our subsidiaries.

The Credit Facility agreement contains various covenants including, but not limited to, restrictions on the use of proceeds from borrowings and limitations on our ability to incur additional indebtedness, engage in transactions with affiliates, merge or consolidate, sell assets, make certain investments and acquisitions, make loans, grant liens, repurchase equity and pay distributions. The Credit Facility agreement also contains various covenants requiring mandatory prepayments from the net cash proceeds of certain asset transfers.

As of December 31, 2023, the following consolidated financial ratios, as defined in our Credit Facility agreement, were required:

EBITDA to Interest Expense	2.5 to 1.0
Senior Secured Debt to EBITDA	3.0 to 1.0
Total Debt to EBITDA [(1)]	5.25 to 1.0

[(1)] Subject to a temporary increase to 5.50 to 1.0 for any quarter during which an acquisition satisfying certain thresholds is completed and for the two quarters immediately following such quarter.

2027 Notes and 2028 Notes

In December 2020, we completed a private offering of $300.0 million aggregate principal amount of 6.25% senior notes due April 2028, which were issued pursuant to the indenture under which we completed a private offering of $500.0 million aggregate principal amount of 6.25% senior notes in December 2019. The notes of the two offerings have identical terms and are treated as a single class of securities. The $300.0 million of notes were issued at 104.875% of their face value and have an effective interest rate of 5.6%. The $500.0 million of notes were issued at 100% of their face value and have an effective interest rate of 6.8%. We received net proceeds of $309.9 million, after deducting issuance costs of $4.7 million, from our December 2020 offering and net proceeds of $491.8 million, after deducting issuance costs of $8.2 million, from our December 2019 offering.

In March 2019, we completed a private offering of $500.0 million aggregate principal amount of 6.875% senior notes due April 2027 and received net proceeds of $491.2 million after deducting issuance costs of $8.8 million. The $500.0 million of notes were issued at 100% of their face value and have an effective interest rate of 7.9%.

The net proceeds from the 2027 Notes and 2028 Notes were used to repay borrowings outstanding under our Credit Facility. Issuance costs related to the 2027 Notes and 2028 Notes are considered deferred financing costs, and together with the issue premium of the December 2020 offering of 2028 Notes, are recorded within long-term debt in our consolidated balance sheets and are being amortized to interest expense in our consolidated statements of operations over the terms of the notes.

The 2027 Notes and 2028 Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by us and all of our existing subsidiaries, other than Archrock Partners, L.P. and Archrock Partners Finance Corp., which are co–issuers of both offerings, and certain of our future subsidiaries. The 2027 Notes and 2028 Notes and the guarantees rank equally in right of payment with all of our and the guarantors' existing and future senior indebtedness.

The 2027 Notes and 2028 Notes may be redeemed at any time, in whole or in part, at specified redemption prices and make–whole premiums, plus any accrued and unpaid interest.

Maturities of Long–Term Debt

As of December 31, 2023, the maturities of our long–term debt, excluding interest to be accrued, are as follows:

(in thousands)	
2024	$ —
2025	—
2026	—
2027	496,401
2028	1,088,466
Thereafter	—

16. Commitments and Contingencies

Insurance Matters

Our business can be hazardous, involving unforeseen circumstances such as uncontrollable flows of natural gas or well fluids and fires or explosions. As is customary in our industry, we review our safety equipment and procedures and carry insurance against some, but not all, risks of our business. Our insurance coverage includes property damage, general liability and commercial automobile liability and other coverage we believe is appropriate. We believe that our insurance coverage is customary for the industry and adequate for our business, however, losses and liabilities not covered by insurance would increase our costs.

Additionally, we are substantially self–insured for workers' compensation and employee group health claims in view of the relatively high per–incident deductibles we absorb under our insurance arrangements for these risks. Losses up to the deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. We are also self–insured for property damage to our offshore assets.

In August 2021, Hurricane Ida made landfall in Louisiana, causing operational disruptions, damage to compressors and a temporary shutdown of facilities in Louisiana that negatively impacted our financial performance in the quarter. As of December 31, 2021, we had an insurance recovery of $2.8 million related to the facility and compressor damages, which we received in cash during the three months ended March 31, 2022. In September 2022, we received an additional $0.4 million related to business interruption insurance recovery proceeds.

Tax Matters

We are subject to a number of state and local taxes that are not income–based. As many of these taxes are subject to audit by the taxing authorities, it is possible that an audit could result in additional taxes due. We accrue for such additional taxes when we determine that it is probable that we have incurred a liability and we can reasonably estimate the amount of the liability. As of both December 31, 2023 and 2022, we accrued $3.9 million for the outcomes of non–income–based tax audits. We do not expect that the ultimate resolutions of these audits will result in a material variance from the amounts accrued. We do not accrue for unasserted claims for tax audits unless we believe the assertion of a claim is probable, it is probable that it will be determined that the claim is owed and we can reasonably estimate the claim or range of the claim. We believe the likelihood is remote that the impact of potential unasserted claims from non–income–based tax audits could be material to our consolidated financial position, but it is possible that the resolution of future audits could be material to our consolidated results of operations or cash flows.

During the years ended December 31, 2022 and 2021, certain of our sales and use tax audits advanced from the audit review phase to the contested hearing phase. As of both December 31, 2023 and 2022, we accrued $0.6 million for these audits.

Litigation and Claims

In the ordinary course of business, we are involved in various pending or threatened legal actions. While we are unable to predict the ultimate outcome of these actions, we believe that any ultimate liability arising from any of these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows, including our ability to pay dividends. However, because of the inherent uncertainty of litigation and arbitration proceedings, we cannot provide assurance that the resolution of any particular claim or proceeding to which we are a party will not have a material adverse effect on our consolidated financial position, results of operations or cash flows, including our ability to pay dividends.

17. Stockholders' Equity

2023 Share Repurchase Program

In April 2023, our Board of Directors authorized the 2023 Share Repurchase Program, which allows us to repurchase up to $50.0 million of outstanding common stock. Under the 2023 Share Repurchase Program, shares of our common stock may be repurchased periodically, including in the open market, privately negotiated transactions, or otherwise in accordance with applicable federal securities laws, at any time until April 27, 2024. The actual timing, manner, number, and value of shares repurchased under the program will be determined by us at our discretion.

The following table summarizes shares repurchased under the 2023 Share Repurchase Program during the year ended December 31, 2023:

(dollars in thousands, except per share amounts)	Year Ended December 31, 2023	
Total cost of shares repurchased	$	8,860
Average price per share	$	11.81
Total number of shares repurchased		750,374

At–the–Market Continuous Equity Offering Program

In February 2021, we entered into the ATM Agreement, pursuant to which we may offer and sell shares of our common stock from time to time for an aggregate offering price of up to $50.0 million. We use the net proceeds of these offerings, after deducting sales agent fees and offering expenses, for general corporate purposes. Offerings of common stock pursuant to the ATM Agreement will terminate upon the earlier of (i) the sale of all shares of common stock subject to the ATM Agreement or (ii) the termination of the ATM Agreement by us or by each of the sales agents. Any sales agent may also terminate the ATM Agreement but only with respect to itself.

During the year ended December 31, 2022, we sold 447,020 shares of common stock for net proceeds of $4.2 million, pursuant to the ATM Agreement. There were no shares of common stock sold during the year ended December 31, 2023.

Cash Dividends

The following table summarizes our dividends declared and paid in each of the quarterly periods of 2023, 2022 and 2021:

(dollars in thousands, except per share amounts)	Dividends per Common Share		Dividends Paid	
2023				
Q4	$	0.155	$	24,190
Q3		0.155		24,250
Q2		0.150		23,504
Q1		0.150		23,852
2022				
Q4	$	0.145	$	22,589
Q3		0.145		22,559
Q2		0.145		22,494
Q1		0.145		22,673
2021				
Q4	$	0.145	$	22,351
Q3		0.145		22,506
Q2		0.145		22,331
Q1		0.145		22,155

On January 25, 2024, our Board of Directors declared a quarterly dividend of $0.165 per share of common stock, or approximately $25.9 million, which was paid on February 13, 2024 to stockholders of record at the close of business on February 6, 2024.

Accumulated Other Comprehensive Loss

Components of comprehensive income are net income (and all changes in equity during a period except those resulting from transactions with owners. Our accumulated other comprehensive loss consists of changes in the fair value of our interest rate swap derivative instruments, net of tax. See Note 25 ("Derivatives and Hedging") for further details on our interest rate swap derivative instruments.

The following table presents the changes in accumulated other comprehensive loss, net of tax:

(in thousands)	Year Ended December 31,		
	2023	**2022**	**2021**
Beginning accumulated other comprehensive loss	$ —	$ (984)	$ (5,006)
Other comprehensive income, net of tax:			
Loss recognized in other comprehensive income	—	(405)	(962)
Loss reclassified from accumulated other comprehensive loss to interest expense	—	1,389	4,984
Total other comprehensive income	—	984	4,022
Ending accumulated other comprehensive loss	$ —	$ —	$ (984)

18. Revenue from Contracts with Customers

The following table presents our revenue from contracts with customers by segment (see Note 29 ("Segments")) and disaggregated by revenue source:

			Year Ended December 31,			
(in thousands)		**2023**		**2022**		**2021**
Contract operations:						
0 — 1,000 horsepower per unit	$	170,320	$	159,140	$	175,457
1,001 — 1,500 horsepower per unit		350,961		285,758		267,191
Over 1,500 horsepower per unit		287,183		231,923		204,893
Other [1]		975		980		770
Total contract operations revenue [2]		809,439		677,801		648,311
Aftermarket services:						
Services		98,803		88,728		69,876
OTC parts and components sales		82,095		79,039		63,274
Total aftermarket services revenue [3]		180,898		167,767		133,150
Total revenue	$	990,337	$	845,568	$	781,461

[1] Primarily relates to fees associated with owned non–compression equipment.
[2] Includes $4.2 million, $3.2 million and $4.0 million during the years ended December 31, 2023, 2022 and 2021, respectively, related to billable maintenance on owned compressors that was recognized at a point in time. All other contract operations revenue is recognized over time.
[3] Services revenue within aftermarket services is recognized over time. OTC parts and components sales revenue is recognized at a point in time.

Performance Obligations

As of December 31, 2023, we had $440.1 million of remaining performance obligations related to our contract operations segment, which will be recognized through 2028 as follows:

(in thousands)	**2024**	**2025**	**2026**	**2027**	**2028**	**Total**
Remaining performance obligations	$ 267,825	$ 114,456	$ 42,574	$ 10,082	$ 5,181	$ 440,118

We do not disclose the aggregate transaction price for the remaining performance obligations for aftermarket services as there are no contracts with customers with an original contract term that is greater than one year.

19. Stock–Based Compensation

We recognize stock-based compensation expense related to restricted stock awards, restricted stock units, performance-based restricted stock units and shares issued under our ESPP. We account for forfeitures as they occur.

			Year Ended December 31,			
(in thousands)		**2023**		**2022**		**2021**
Equity award expense	$	12,998	$	11,928	$	11,336
Liability award expense [1]		7,910		2,569		(816)
Total stock-based compensation expense	$	20,908	$	14,497	$	10,520

[1] Liability award benefit for the year ended December 31, 2021, includes a reversal of prior period expense of $2.1 million during the fourth quarter as the result of revised estimates of performance achievement of our 2019 and 2020 cash-settled performance-based restricted stock units.

Stock Incentive Plans

The 2020 Plan was adopted in April 2020 and provides for the granting of stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, other stock-based awards and dividend equivalent rights to employees, directors and consultants of Archrock. The 2020 Plan is administered by the Compensation Committee of our Board of Directors. Under the 2020 Plan, the maximum number of shares of common stock available for issuance is 8,500,000. Each stock-settled award granted under the 2020 Plan reduces the number of shares available for issuance by one share. Cash-settled awards are not counted against the aggregate share limit. Shares subject to awards granted under the 2020 Plan that are subsequently canceled, terminated, settled in cash or forfeited, excluding shares withheld to satisfy tax withholding obligations or to pay the exercise price of an option, are available for future grant under the 2020 Plan. No additional grants may be made under the 2013 Plan following the adoption of the 2020 Plan. Previous grants made under the 2013 Plan continue to be governed by that plan and the applicable award agreements.

The 2020 Plan and 2013 Plan allow us to withhold shares upon vesting of restricted stock at the then–current market price to cover taxes required to be withheld on the vesting date. During the years ended December 31, 2023, 2022 and 2021, we withheld 388,128 shares valued at $3.8 million, 283,024 shares valued at $2.4 million and 283,972 shares valued at $2.5 million, respectively, to cover tax withholding.

Restricted Stock Awards and Performance–Based Restricted Stock Units

Grants of restricted stock are subject to forfeiture, restrictions on transfer and certain other conditions until vesting, which generally occurs in three equal installments following the date of grant. Compensation expense is recognized over the vesting period equal to the fair value of our common stock at the grant date. Our restricted stock includes rights to receive dividends or dividend equivalents.

Grants of performance–based restricted stock units are three–year equity settled awards linked to the performance of our common stock. The awards also include dividend equivalent rights that accumulate during the vesting period.

The vesting of the performance–based restricted stock units is dependent of the satisfaction of a combination of certain service–related conditions and our total shareholder return ranked against that of a predetermined peer group over a three–year performance period. The awards vest in their entirety on the date specified in the award agreement following the conclusion of the performance period. The final number of shares of common stock issuable upon vesting can range from 0% to 200% of the initial grant depending on the level of achievement as determined by the Compensation Committee of our Board of Directors.

The fair value of the performance–based restricted stock units, incorporating the market condition, is estimated on the grant date using a Monte Carlo simulation model. Expected volatilities for us and each peer company utilized in the model are estimated using a historical period consistent with the awards' remaining performance period as of the grant date. The risk–free interest rate is based on the yield on U.S. Treasury Separate Trading of Registered Interest and Principal Securities for a term consistent with the remaining performance period. The dividend yield used is 0.0% to approximate accumulation of earnings.

The assumptions that were used to estimate the fair value of our performance–based stock units are as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Remaining performance period as of grant date (in years)	2.9	2.9	2.8
Risk-free interest rate used	3.9 %	1.4 %	0.3 %
Grant-date fair value	$ 15.68	$ 11.96	$ 14.30

Activity related to our restricted stock and performance–based restricted stock units is as follows:

(in thousands, except per share amounts)	Shares		Weighted Average Grant Date Fair Value Per Share
Non-vested restricted stock and performance-based restricted stock units, December 31, 2022	2,473	$	9.79
Granted	1,486		10.28
Vested	(1,266)		8.89
Canceled	(68)		9.26
Non-vested restricted stock and performance-based restricted stock units, December 31, 2023	2,625	$	10.19

The grant date fair value of the restricted stock and performance–based restricted stock units granted during the years ended December 31, 2023, 2022 and 2021 was $15.3 million, $14.3 million and $12.1 million, respectively. The fair value of the restricted stock and performance–based restricted stock units vested during the years ended December 31, 2023, 2022 and 2021 was $12.4 million, $9.3 million and $8.5 million, respectively.

As of December 31, 2023, we expect $14.4 million of unrecognized compensation cost related to our non–vested restricted stock and performance–based restricted stock units to be recognized over the weighted–average period of 1.7 years.

Cash Settled Performance Units

Grants of cash–settled performance units vest at the end of the three year vesting period and are payable in an amount of cash equivalent to the value of our common stock at the vesting date for each unit vested. These awards are subject to one or more performance conditions and are accounted for as liability awards with expense based on the fair value measured at the end of each reporting period. These awards also include dividend equivalent rights that accumulate during the vesting period. At the end of each reporting period, the Compensation Committee of our Board of Directors approves the determination of achievement for each performance measure, which can range from 0% to 200%.

Activity related to our cash–settled performance units is as follows:

(in thousands, except per share amounts)	Shares		Weighted Average Grant Date Fair Value Per Share
Non-vested cash-settled performance units, December 31, 2022	509	$	9.27
Granted	199		9.42
Vested	—		-
Canceled	(160)		9.09
Non-vested cash-settled performance units, December 31, 2023	548	$	9.37

The grant date fair value of the cash settled performance units granted during the years ended December 31, 2023, 2022 and 2021 was $1.9 million, $2.5 million and $2.3 million, respectively. The performance criteria for the cash settled performance units granted during the year ended December 31, 2020, were not met over the performance period, therefore the Compensation Committee of our Board of Directors determined that no payout was earned, and no cash was paid upon vesting during the year ended December 31, 2023. Cash paid upon vesting of the cash settled performance units during the years ended December 31, 2022 and 2021 was $1.2 million and $0.6 million, respectively.

As of December 31, 2023, we expect $6.3 million of unrecognized compensation cost related to our non–vested liability awards to be recognized over the weighted–average period of 1.7 years.

Employee Stock Purchase Plan

Our ESPP provides employees with an opportunity to participate in our long–term performance and success through the purchase of shares of common stock at a price that may be less than fair market value. Each quarter, eligible employees may elect to withhold a portion of their salary up to the lesser of $25,000 per year or 10% of their eligible pay at a price equal to 85% to 100% of the fair market value of the stock as defined by the plan. For the year ended December 31, 2023 and for prior years, the purchase discount under the ESPP was 5% of the fair market value of our common stock on the first or last trading day of the quarter, whichever is lower. Effective on January 1, 2024, the purchase discount under the ESPP increased to 10% of the fair market value of our common stock on the first or last trading day or the quarter, whichever is lower. Our ESPP is compensatory and, as a result, we record an expense in our consolidated statements of operations related to the ESPP.

The ESPP will terminate on the date that all shares of common stock authorized for sale under the ESPP have been purchased, unless it is extended. The maximum number of shares of common stock available for purchase under the ESPP is 1.0 million. As of December 31, 2023, 346,891 shares remained available for purchase under the ESPP.

Directors' Stock and Deferral Plan

Our DSDP provides non–employee members of the Board of Directors with an opportunity to elect to receive our common stock as payment for a portion or all of their retainer. The number of shares paid each quarter is determined by dividing the dollar amount of fees elected to be paid in common stock by the closing sales price per share of the common stock on the last day of the quarter. In addition, directors who elect to receive a portion or all of their fees in the form of common stock may also elect to defer, until a later date, the receipt of a portion or all of their fees to be received in common stock. In this case, we issue restricted stock units and the rights to receive dividends or dividend equivalents is accrued and paid when the shares are issued.

There are 100,000 shares reserved under the DSDP and, as of December 31, 2023, 37,771 shares remained available to be issued under the plan.

20. Retirement Benefit Plan

Our 401(k) retirement plan provides for optional employee contributions up to the applicable IRS annual limit and discretionary employer matching contributions. We make discretionary matching contributions to each participant's account at a rate of 100% of each participant's contributions up to 5% of eligible compensation. We recorded matching contributions of $5.2 million, $4.9 million and $4.4 million during the years ended December 31, 2023, 2022 and 2021, respectively.

21. Long–Lived and Other Asset Impairment

Compression Fleet

We periodically review the future deployment of our idle compression assets for units that are not of the type, configuration, condition, make or model that are cost efficient to maintain and operate. Based on these reviews, we determine that certain idle compressors should be retired from the active fleet. The retirement of these units from the active fleet triggers a review of these assets for impairment and as a result of our review, we may record an asset impairment to reduce the book value of each unit to its estimated fair value. The fair value of each unit is estimated based on the expected net sale proceeds compared to other fleet units we recently sold, a review of other units recently offered for sale by third parties or the estimated component value of the equipment we plan to use.

In connection with our review of our idle compression assets, we evaluate for impairment idle units that were culled from our fleet in prior years and are available for sale. Based on that review, we may reduce the expected proceeds from disposition and record additional impairment to reduce the book value of each unit to its estimated fair value.

The following table presents the results of our compression fleet impairment review as recorded to our contract operations segment:

	Year Ended December 31,		
(dollars in thousands)	2023	2022	2021
Idle compressors retired from the active fleet	105	145	230
Horsepower of idle compressors retired from the active fleet	53,000	100,000	85,000
Impairment recorded on idle compressors retired from the active fleet	$ 12,034	$ 21,431	$ 21,208

22. Restructuring Charges

During the first quarter of 2023, a plan to further streamline our organization and more fully align our teams to improve our customer service and profitability was approved by management. We expect to incur additional restructuring charges of approximately $0.4 million related to these restructuring activities.

During the year ended December 31, 2021, in response to the decreased activity level of our customers that resulted from the COVID–19 pandemic, we recorded pandemic restructuring charges for severance costs of $1.7 million. We do not expect to incur additional material costs under this restructuring plan. In addition, during the year ended December 31, 2021, management approved and initiated a plan to exit a facility no longer deemed economical for our business, and we incurred $0.9 million of costs to complete the exit of the facility. We do not expect to incur additional material costs under this restructuring plan.

The following table presents restructuring charges incurred by segment:

(in thousands)	Contract Operations	Aftermarket Services	Other[1]	Total
2023				
Organizational restructuring	$ 101	$ 387	$ 1,287	$ 1,775
Total restructuring charges	$ 101	$ 387	$ 1,287	$ 1,775
2021				
Pandemic restructuring	$ 616	$ 145	$ 956	$ 1,717
Property restructuring	929	-	35	964
Other restructuring	-	-	222	222
Total restructuring charges	$ 1,545	$ 145	$ 1,213	$ 2,903

---

[1] Represents expense incurred within our corporate function and not directly attributable to our segments.

The following table presents restructuring charges incurred by cost type:

(in thousands)	Year Ended December 31,	
	2023	**2021**
Severance costs		
Organizational Restructuring	$ 1,517	$ —
Pandemic restructuring	—	1,717
Total severance costs	1,517	1,717
Property restructuring	—	964
Other restructuring costs	258	222
Total restructuring costs	$ 1,775	$ 2,903

The following table presents the changes to our accrued liability balance related to restructuring charges during the year ended December 31, 2023:

(in thousands)	Total
Balance at December 31, 2022	$ —
Charges incurred	1,775
Payments	(1,554)
Balance at December 31, 2023	$ 221

23. Income Taxes

Current and Deferred Tax Provision

Our provision for income taxes consisted of the following:

(in thousands)	Year Ended December 31,		
	2023	**2022**	**2021**
Current tax provision:			
U.S. federal	$ —	$ —	$ (1)
State	1,591	1,064	366
Total current	1,591	1,064	365
Deferred tax provision:			
U.S. federal	32,928	14,320	8,800
State	2,730	909	1,579
Total deferred	35,658	15,229	10,379
Provision for income taxes	$ 37,249	$ 16,293	$ 10,744

The provision for income taxes for the years ended December 31, 2023, 2022 and 2021 resulted in effective tax rates of 26%, 27% and 28%, respectively. The reconciliation of these effective tax rates to the U.S. statutory rate of 21% is as follows:

		Year Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Income taxes at U.S. federal statutory rate	$	29,872	$	12,724	$	8,182
Net state income taxes		3,614		1,795		1,374
Tax credits		—		(26)		(720)
Unrecognized tax benefits [1]		118		17		598
Valuation allowances and write off of tax attributes [2]		570		(68)		(167)
Executive compensation limitation		3,470		1,901		1,559
Stock		(213)		152		162
Other		(182)		(202)		(244)
Provision for income taxes	$	37,249	$	16,293	$	10,744

[1] Includes the expiration of statute of limitations. See "Unrecognized Tax Benefits" below for further details.
[2] See "Tax Attributes and Valuation Allowances" below for further details.

Deferred income tax balances are the direct effect of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the taxes are actually paid or recovered. The tax effects of our temporary differences that gave rise to deferred tax assets and deferred tax liabilities were as follows:

		December 31,		
(in thousands)		**2023**		**2022**
Deferred tax assets:				
Net operating loss carryforwards	$	164,972	$	191,916
Interest expense limitation carryforward		30,343		19,327
Basis difference in unconsolidated affiliate		686		—
Accrued liabilities		6,704		4,979
Other		12,015		12,834
		214,720		229,056
Valuation allowances [1]		(1,177)		(607)
Total deferred tax assets		213,543		228,449
Deferred tax liabilities:				
Property, plant and equipment		(12,125)		(8,386)
Basis difference in partnership		(197,999)		(181,377)
Other		(5,148)		(6,187)
Total deferred tax liabilities		(215,272)		(195,950)
Net deferred tax asset (liability) [2]	$	(1,729)	$	32,499

[1] See "Tax Attributes and Valuation Allowances" below for further details.
[2] The 2023 and 2022 net deferred tax asset or liability are reflected in our consolidated balance sheets as deferred tax assets of $3.2 million and $33.4 million, respectively, and deferred tax liabilities of $4.9 million and $0.9 million, respectively.

Both the 2023 and 2022 balances are based on a U.S. federal tax rate of 21%.

Tax Attributes and Valuation Allowances

Changes in our valuation allowance are as follows:

	Year Ended December 31,					
(in thousands)	2023		2022		2021	
Balance at beginning of period	$	(607)	$	(735)	$	(1,027)
Additions to valuation allowance		(742)		(88)		—
Reductions to valuation allowance		172		216		292
Balance at end of period	$	(1,177)	$	(607)	$	(735)

Pursuant to Sections 382 and 383 of the Code, utilization of loss and credit carryforwards are subject to annual limitations due to any ownership changes of 5% stockholders. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a rolling three–year period. We do not currently expect that any loss carryforwards or credit carryforwards will expire as a result of any 382 or 383 limitations. Our ability to utilize loss carryforwards and credit carryforwards against future U.S. federal taxable income and future U.S. federal income tax may be limited in the future if we have a 50% or more ownership change in our 5% stockholders.

We record valuation allowances when it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character and in the appropriate taxing jurisdictions in the future. If we do not meet our expectations with respect to taxable income, we may not realize the full benefit from our deferred tax assets, which would require us to record a valuation allowance in our tax provision in future years. As of each reporting date, we consider new evidence to evaluate the realizability of our net deferred tax asset position by assessing the available positive and negative evidence. Changes to the valuation allowance are reflected in the statement of operations.

The amount of our deferred tax assets considered realizable could be adjusted if projections of future taxable income are reduced or objective negative evidence in the form of a three–year cumulative loss is present or both. Should we no longer have a level of sustained profitability, excluding nonrecurring charges, we will have to rely more on our future projections of taxable income to determine if we have an adequate source of taxable income for the realization of our deferred tax assets, namely NOL, interest expense limitation, and tax credit carryforwards. This may result in the need to record a valuation allowance against all or a portion of our deferred tax assets.

As of December 31, 2023, we recorded a valuation allowance of $0.7 million on our deferred tax asset associated with our ECOTEC investment.

At December 31, 2023, we had U.S. federal and state NOL carryforwards of $727.5 million and $283.9 million, respectively, included in our NOL deferred tax asset that are available to offset future taxable income. If not used, the federal and state NOL carryforwards will begin to expire in 2037 and 2024, respectively, though $629.3 million of the U.S. federal and $167.2 million of the state NOL carryforwards have no expiration date. In connection with the state NOL deferred tax asset, we recorded a valuation allowance of $0.5 million and $0.6 million as of December 31, 2023 and 2022, respectively.

At December 31, 2023, we had a U.S. federal tax credit carryforward of $3.0 million. If not used, the federal tax credit carryforward will begin to expire in 2037.

As of December 31, 2023, we had U.S. federal and state interest expense limitation carryforwards of $135.3 million and $43.8 million, respectively, included in our interest expense limitation deferred tax asset that are available to offset future taxable income. These carryforwards have no expiration.

Unrecognized Tax Benefits

Changes in our unrecognized tax benefits (including discontinued operations) are as follows:

(in thousands)	Year Ended December 31,					
	2023		2022		2021	
Beginning balance	$	19,651	$	19,594	$	18,892
Additions based on tax positions related to current year		1,886		2,151		2,246
Additions based on tax positions related to prior years		—		6		632
Reductions based on tax positions related to prior years		(7)		(105)		(138)
Reductions based on lapse of statute of limitations		(2,065)		(1,995)		(2,038)
Ending balance	$	19,465	$	19,651	$	19,594

We had $19.5 million, $19.7 million and $19.6 million of unrecognized tax benefits at December 31, 2023, 2022 and 2021, respectively, of which $1.1 million, $1.1 million and $2.1 million, respectively, would affect the effective tax rate if recognized and $7.9 million, $7.9 million and $7.9 million, respectively, would be reflected in income from discontinued operations, net of tax if recognized.

We recorded $2.5 million, $2.1 million and $2.2 million of potential interest expense and penalties related to unrecognized tax benefits associated with uncertain tax positions (including discontinued operations) in our consolidated balance sheets as of year ended December 31, 2023, 2022 and 2021, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as reductions in income tax expense. We recorded $0.3 million of potential expenses or releases of interest or penalties in our consolidated statements of operations during 2023, no potential interest expense and penalties during 2022, and $0.1 million of potential interest expense and penalties during 2021.

Subject to the provisions of our tax matters agreement with Exterran Corporation, both parties agreed to indemnify the primary obligor of any return for tax periods beginning before and ending before or after the Spin–off (including any ongoing or future amendments and audits for these returns) for the portion of the tax liability (including interest and penalties) that relates to their respective operations reported in the filing. As of December 31, 2023 and 2022, we recorded an indemnification asset (including penalties and interest) of $7.9 million and $7.9 million, respectively, which is related to unrecognized tax benefits in our consolidated balance sheets (see Note 27 ("Discontinued Operations")).

We and our subsidiaries file consolidated and separate income tax returns in the U.S. federal jurisdiction and in numerous state jurisdictions. U.S. federal income tax returns are generally subject to examination for up to three years after filing the returns. Due to our NOL carryforwards, our U.S. federal income tax returns can be examined back to the inception of our NOL carryforwards; therefore, expanding our examination period beyond 20 years.

State income tax returns are generally subject to examination for a period of three to five years after filing the returns. However, the state impact of any U.S. federal audit adjustments and amendments remains subject to examination by various states for up to one year after formal notification to the states. We are not currently involved in any state audits.

As of December 31, 2023, we believe it is reasonably possible that $3.3 million of our unrecognized tax benefits, including penalties, interest and discontinued operations, will be reduced prior to December 31, 2024 due to the settlement of audits or the expiration of statutes of limitations or both. However, due to the uncertain and complex application of the tax regulations, it is possible that the ultimate resolution of these matters may result in liabilities that could materially differ from this estimate.

Impact of New Legislation

The OECD has proposed a framework to implement a global minimum tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar 2). During 2023, many countries took steps to incorporate Pillar 2 model rule concepts into their domestic laws. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which our unconsolidated affiliates operate have adopted legislation. We do not expect Pillar 2 to have a material impact on our financial statements.

24. Earnings per Common Share

Basic earnings per common share is computed using the two–class method, which is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. Under the two–class method, basic earnings per common share is determined by dividing net income, after deducting amounts allocated to participating securities, by the weighted average number of common shares outstanding for the period. Participating securities include unvested restricted stock and stock–settled restricted stock units that have nonforfeitable rights to receive dividends or dividend equivalents, whether paid or unpaid. During periods of net loss, only distributed earnings (dividends) are allocated to participating securities, as participating securities do not have a contractual obligation to participate in our undistributed losses.

Diluted earnings per common share is computed using the weighted average number of common shares outstanding adjusted for the incremental common stock equivalents attributed to outstanding performance–based restricted stock units and stock to be issued pursuant to our ESPP unless their effect would be anti–dilutive.

The following table shows the calculation of net income attributable to common stockholders, which is used in the calculation of basic and diluted earnings per common share, potential shares of common stock that were included in computing diluted earnings per common share and the potential shares of common stock issuable that were excluded from computing diluted earnings per common share as their inclusion would have been anti–dilutive:

	Year Ended December 31,		
(in thousands)	2023	2022	2021
Net income	$ 104,998	$ 44,296	$ 28,217
Less: Allocation of earnings to participating securities	(1,878)	(1,429)	(1,172)
Net income attributable to common stockholders	$ 103,120	$ 42,867	$ 27,045
Weighted average common shares outstanding used in basic earnings per common share	154,126	153,281	151,684
Effect of dilutive securities:			
Performance-based restricted stock units	207	125	144
ESPP shares	11	4	2
Weighted average common shares outstanding used in diluted earnings per common share	154,344	153,410	151,830
Anti-dilutive shares excluded from diluted income per common share			
Stock options	—	—	31
Performance-based restricted stock units	—	—	—
ESPP shares	—	—	—
Net dilutive potential common shares issuable	—	—	31

25. Derivatives and Hedging

Prior to the expiration of our interest rate swaps in March 2022, we used derivative instruments to manage our exposure to fluctuations in the variable interest rate of our Credit Facility. We do not use derivative instruments for trading or other speculative purposes.

We had entered into three interest rate swaps with an aggregate notional amount of $300.0 million to offset changes in the expected cash flows due to fluctuations in the associated variable interest rates and designated them as cash flow hedges.

In 2021, we dedesignated one of the interest rate swaps with a $125.0 million notional value. At the time of dedesignation, the fair value of this interest rate swap was a liability of $1.6 million. The associated amount in accumulated other comprehensive loss related to this interest rate swap was amortized into interest expense over the remaining term of the swap through its expiration in March 2022. Changes in the fair value of this interest rate swap subsequent to dedesignation and prior to expiration were recorded in interest expense, the same consolidated statement of operations line item to which the earnings effect of the hedged item was recorded.

The remaining interest rate swaps had a $175.0 million notional value and were designated as (highly effective) cash flow hedging instruments until their expiration. Changes in the fair value of these interest rate swaps were recognized as a component of other comprehensive income (loss) until the hedged transactions affected earnings. At that time, amounts were reclassified into earnings to interest expense, the same consolidated statement of operations line item to which the earnings effect of the hedged items were recorded.

The effect of our derivative instruments on our consolidated statements of operations is as follows:

		Year Ended December 31,	
(in thousands)	2023	2022	2021
Total amount of interest expense in which the effects of cash flow hedges and undesignated interest rate swaps are recorded	$ —	$ 101,259	$ 108,135
Interest rate swaps designated as cash flow hedging instruments:			
Pre-tax loss recognized in other comprehensive income	$ —	$ (512)	$ (1,219)
Pre-tax loss reclassified from accumulated other comprehensive loss into interest expense	—	(1,758)	(6,308)
Interest rate swaps not designated as hedging instruments:			
Gain recognized in interest expense	$ —	$ 523	$ 1,088

See Note 17 ("Stockholders' Equity") and Note 26 (Fair Value Measurements") for further details on our derivative instruments.

26. Fair Value Measurements

The accounting standard for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into the following three categories:

- Level 1 – quoted unadjusted prices for identical markets in active markets to which we have access at the date of measurement.
- Level 2 – quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model–derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or prices vary substantially over time or among brokered markets makers.
- Level 3 – model–derived valuation in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those that reflect our own assumptions regarding how market participants would price the asset or liability based on the best available information.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Investment in ECOTEC

As of December 31, 2023, we owned a 25% equity interest in ECOTEC (see Note 12 ("Investments in Unconsolidated Affiliates")). We have elected the fair value option to account for this investment. The fair value determination of this investment primarily consisted of unobservable inputs, which creates uncertainty in the measurement of fair value as of the reporting date. The significant unobservable inputs used in the fair value measurement, which was valued through an average of an income approach (discounted cash flow method) and a market approach (guideline public company method), are the WACC and the revenue multiples. Significant increases (decreases) in these inputs in isolation would result in a significantly higher (lower) fair value measurement. As of December 31, 2023, the fair value of our investment in ECOTEC is $14.9 million.

This fair value measurement is classified as Level 3. The significant unobservable inputs are as follows:

	Significant Unobservable Inputs	Year Ended December 31, 2023		Year Ended December 31, 2022	
		Range	Median	Range	Median
Valuation technique:					
Discounted cash flow	WACC	0.4% - 20.0%	13.5%	0.0% - 22.1%	11.3%
Guideline public company	Revenue multiple	1.5x - 7.2x	3.8x	1.7x - 8.0x	3.9x

The reconciliation of changes in the fair value of our investment in ECOTEC is as follows:

(in thousands)	Year Ended December 31,			
	2023		2022	
Balance at beginning of period	$	12,803	$	—
Purchases of equity interests		3,075		14,667
Unrealized loss [1]		(973)		(1,864)
Balance at end of period	$	14,905	$	12,803

[1] Included in other expense (income) in our consolidated statements of operations.

Interest Rate Swaps

Prior to their expiration in the first quarter of 2022, our interest rate swaps were valued quarterly based on the income approach (discounted cash flows) using market observable inputs, including LIBOR forward curves. These fair value measurements were classified as Level 2.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Investment in Ionada

As of December 31, 2023, we had a fully diluted ownership equity interest in Ionada of 10% (see Note 12 ("Investments in Unconsolidated Affiliates")). We have elected the fair value measurement alternative to account for this investment. As of December 31, 2023, the carrying value of our investment in Ionada is $4.2 million.

The reconciliation of changes in the carrying value of our investment in Ionada is as follows:

(in thousands)	Year Ended December 31, 2023
Purchases of equity interests	$ 3,808
Transaction costs capitalized as investment activity	397
Initial cost basis	4,205
Adjustments	—
Carrying value	$ 4,205

Subject to certain contractual conditions, we will invest, on the same terms and conditions as the initial investment, $1.2 million on November 1, 2024, $1.3 million on November 1, 2025, and $4.8 million prior to July 1, 2026, for a fully diluted ownership interest of 12%, 15% and 24%, respectively.

Compressors

During the years ended December 31, 2023 and 2022, we recorded nonrecurring fair value measurements related to our idle compressors (see Note 21 ("Long-Lived and Other Asset Impairment")). Our estimate of the compressors' fair value was primarily based on the expected net sale proceeds compared to other fleet units we recently sold and/or a review of other units recently offered for sale by third parties, or the estimated component value of the equipment we plan to use. We discounted the expected proceeds, net of selling and other carrying costs, using a weighted average disposal period of four years. These fair value measurements are classified as Level 3.

The fair value of our compressors impaired is as follows:

	December 31,	
(in thousands)	2023	2022
Impaired compressors	$ 1,423	$ 1,961

The significant unobservable inputs used to develop the above fair value measurements were weighted by the relative fair value of the compressors being measured. Additional quantitative information related to our significant unobservable inputs follows:

	Range	Weighted Average [1]
Estimated net sale proceeds:		
As of December 31, 2023	$0 - $294 per horsepower	$50 per horsepower
As of December 31, 2022	$0 - $621 per horsepower	$47 per horsepower

[1] Calculated based on an estimated discount for market liquidity of 33% and 51% as of December 31, 2023 and 2022, respectively.

See Note 21 ("Long-Lived and Other Asset Impairment") for further details.

Other Financial Instruments

The carrying amounts of our cash, receivables and payables approximate fair value due to the short–term nature of those instruments.

The carrying amount of borrowings outstanding under our Credit Facility approximates fair value due to its variable interest rate. The fair value of these outstanding borrowings is a Level 3 measurement.

The fair value of our fixed rate debt is estimated using yields observable in active markets, which are Level 2 inputs, and was as follows:

	December 31,	
(in thousands)	2023	2022
Carrying amount of fixed rate debt [1]	$ 1,297,844	$ 1,297,084
Fair value of fixed rate debt	1,289,000	1,214,000

[1] Carrying amounts are shown net of unamortized debt premium and deferred financing costs. See Note 15 ("Long-Term Debt").

27. Discontinued Operations

In order to effect the Spin-off and govern our relationship with Exterran Corporation after the Spin-off, we entered into several agreements with Exterran Corporation, including a tax matters agreement, which governs the respective rights, responsibilities and obligations of Exterran Corporation and us with respect to certain tax matters. As of both December 31, 2023 and 2022, we had $7.9 million, of unrecognized tax benefits (including interest and penalties) related to Exterran Corporation operations prior to the Spin-off recorded to liabilities of discontinued operations in our consolidated balance sheets. We had an offsetting indemnification asset of $7.9 million related to these unrecognized tax benefits recorded to assets of discontinued operations as of both December 31, 2023 and 2022.

Assets and liabilities of discontinued operations are as follows:

	December 31,	
(in thousands)	2023	2022
Other assets	$ 7,868	$ 7,868
Deferred tax assets	—	718
Assets of discontinued operations	$ 7,868	$ 8,586
Deferred tax liabilities	$ 7,868	$ 7,868
Liabilities of discontinued operations	$ 7,868	$ 7,868

The acquisition of Exterran Corporation by Enerflex, Ltd. in October 2022 had no impact on the Spin–off related agreements discussed above.

28. Related Party Transactions

From August 2019 to present, our Board of Directors has included a member affiliated with our customer Hilcorp or its subsidiaries or affiliates. Revenue from Hilcorp and affiliates was $35.4 million, $36.2 million and $38.2 million during the years ended December 31, 2023, 2022 and 2021, respectively. Accounts receivable, net due from Hilcorp and affiliates was $3.8 million and $3.0 million as of December 31, 2023 and 2022, respectively (see Note 5 ("Accounts Receivable, net")).

29. Segments

We manage our business segments primarily based on the type of product or service provided. We have two segments which we operate within the U.S.: contract operations and aftermarket services. The contract operations segment primarily provides natural gas compression services to meet specific customer requirements. The aftermarket services segment provides a full range of services to support the compression needs of customers, from parts sales and normal maintenance services to full operation of a customer's owned assets.

We evaluate the performance of our segments based on gross margin, defined as revenue less cost of sales (excluding depreciation and amortization) for each segment. Segment revenue includes only sales to external customers.

Summarized financial information for our segments is shown below:

(in thousands)	Contract Operations		Aftermarket Services		Other [1]		Total	
2023								
Revenue	$	809,439	$	180,898	$	—	$	990,337
Gross margin		502,691		38,627		—		541,318
Capital expenditures		294,315		3,300		1,017		298,632
2022								
Revenue	$	677,801	$	167,767	$	—	$	845,568
Gross margin		398,903		27,181		—		426,084
Capital expenditures		237,246		1,964		657		239,867
2021								
Revenue	$	648,311	$	133,150	$	—	$	781,461
Gross margin		403,825		18,719		—		422,544
Capital expenditures		94,863		2,675		347		97,885

[1] Corporate–related items.

The reconciliations of total assets by segment to total assets per the consolidated balance sheets are as follows:

	December 31,	
(in thousands)	**2023**	**2022**
Contract operations assets	$ 2,518,282	$ 2,431,145
Aftermarket services assets	57,459	61,282
Segment assets	2,575,741	2,492,427
Other assets [1]	72,341	97,737
Assets of discontinued operations	7,868	8,586
Total assets	$ 2,655,950	$ 2,598,750

[1] Corporate–related items.

The reconciliations of total gross margin to income before income taxes are as follows:

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Total gross margin	$ 541,318	$ 426,084	$ 422,544
Less:			
Selling, general and administrative	116,639	117,184	107,167
Depreciation and amortization	166,241	164,259	178,946
Long-lived and other asset impairment	12,041	21,442	21,397
Restructuring charges	1,775	—	2,903
Interest expense	111,488	101,259	108,135
Gain on sale of assets, net	(10,199)	(40,494)	(30,258)
Other expense (income), net	1,086	1,845	(4,707)
Income before income taxes	$ 142,247	$ 60,589	$ 38,961

BOARD OF DIRECTORS

Gordon T. Hall
Chairman of the Board

Anne-Marie N. Ainsworth

D. Bradley Childers

Frances Powell Hawes

J.W.G. "Will" Honeybourne

James H. Lytal

Leonard W. Mallett

Jason C. Rebrook

Edmund P. Segner, III

LEADERSHIP TEAM

D. Bradley Childers
President and Chief Executive Officer

Doug S. Aron
Senior Vice President and
Chief Financial Officer

Stephanie C. Hildebrandt
Senior Vice President, General Counsel
and Secretary

Jason G. Ingersoll
Senior Vice President,
Sales and Operations Support

Elspeth A. Inglis
Senior Vice President and
Chief Human Resources Officer

Eric W. Thode
Senior Vice President,
Operations

CORPORATE INFORMATION

Annual Meeting

The 2024 Annual Meeting of Stockholders will be held Thursday, April 25, 2024, 11:00 a.m. eastern time, at The Wall Street Hotel–Exchange Room, 88 Wall Street, New York, New York, 10005.

Stock Trading

New York Stock Exchange symbol: AROC

Stockholder Information Website

Additional information on Archrock, including securities filings, press releases, Code of Business Conduct, Corporate Governance Principles and Board Committee Charters, is available on our website at www.archrock.com.

Transfer Agent-Registrar

American Stock Transfer and
Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219 USA
(800) 937-5449 or (718) 921-8124
help@astfinancial.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, Houston, Texas USA

Corporate Office

9807 Katy Freeway, Ste. 100
Houston, Texas 77024 USA
(281) 836-8000

10-K/Investor Contact

Stockholders may obtain a copy, without charge, of Archrock's 2023 Form 10-K, filed with the Securities and Exchange Commission, by visiting our website at www.archrock.com or by requesting a copy in writing to investor.relations@archrock.com or Archrock's Corporate Office, Attention: Investor Relations.

The certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2023 Form 10-K. We have also filed with the New York Stock Exchange the written affirmation certifying that we are not aware of any violations by Archrock of NYSE Corporate Governance Listing Standards.

Contact Board of Directors

To report a concern about Archrock's accounting, internal controls or auditing matters, or any other matter, to the Audit Committee or non-management members of the Board of Directors, send a detailed note, with relevant documents, to Archrock's Corporate Office, Attention: Gordon T. Hall, Chairman of the Board, online at www.archrock.ethicspoint.com or leave a message at 1-844-809-1630.

Forward-Looking Statements

Certain statements contained in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in our filings with the Securities and Exchange Commission, including our 2023 Form 10-K filed on February 21, 2024 as amended February 26, 2024. Except as required by law, we expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

Archrock is an energy infrastructure company with a primary focus on midstream natural gas compression and a commitment to helping its customers produce, compress and transport natural gas in a safe and environmentally responsible way. Headquartered in Houston, Texas, Archrock is the leading provider of natural gas compression services to customers in the energy industry throughout the U.S. and a leading supplier of aftermarket services to customers that own compression equipment. For more information on how Archrock embodies its purpose, WE POWER A CLEANER AMERICA™, visit www.archrock.com.

Archrock®

Archrock.

archrock.com

9807 Katy Freeway, Ste. 100
Houston, Texas 77024